SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)

                            HOSPOSABLE PRODUCTS, INC.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         ------------------------------
                         (Title of Class of Securities)

                                    441069101
                                  -------------
                                 (CUSIP Number)

           Donald C. MacMartin            Kenneth E. Adelsberg
           G. H. Wood + Wyant Inc.        Winthrop, Stimson, Putnam
           1475 32nd Avenue                  & Roberts
           Lachine (Quebec) H8T 3J1       New York, New York 10004
           514-636-9926                   212-858-1000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 12, 1996
                           ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

Check the following box if a fee is being paid with this
Statement:   |_|

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            G.H. Wood + Wyant Inc.

--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) |X|
                                     (b) |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                       OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Canada
--------------------------------------------------------------------------------


NUMBER OF                       7.       SOLE VOTING POWER
SHARES                                   937,690 shares of Common Stock
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        8.       SHARED VOTING POWER
EACH PERSON                              0
WITH                            ------------------------------------------------
                                9.       SOLE DISPOSITIVE POWER
                                         937,690 shares of Common Stock
                                ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                            937,690   shares  of  Common  Stock;
                                            right  to  acquire   an   additional
                                            1,000,000  shares  of  Common  Stock
                                            through exchange of 1,000,000 shares
                                            of  Class  E   Preferred   Stock  of
                                            3290441 Canada Inc.
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                            |_|
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            55.4%; 72% if right of exchange is
                                            exercised
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            James A. Wyant
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                       AF
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|

--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Canada
--------------------------------------------------------------------------------


NUMBER OF                       7.       SOLE VOTING POWER
SHARES                                   937,690 shares of Common Stock
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        8.       SHARED VOTING POWER
EACH PERSON                              0
WITH                            ------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER
                                         937,690 shares of Common Stock
                                ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                            937,690   shares  of  Common  Stock;
                                            right  to  acquire   an   additional
                                            1,000,000  shares  of  Common  Stock
                                            through exchange of 1,000,000 shares
                                            of  Class  E   Preferred   Stock  of
                                            3290441 Canada Inc.
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                       |X|
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            55.4%; 72% if right of exchange is
                                            exercised
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            John Derek Wyant, M.D.
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                     AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|

--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Canada
--------------------------------------------------------------------------------


NUMBER OF                       7.       SOLE VOTING POWER
SHARES                                   0 (See Items 4 and 5)
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        8.       SHARED VOTING POWER
EACH PERSON                              0
WITH                            ------------------------------------------------
                                9.       SOLE DISPOSITIVE POWER
                                         0 (See Items 4 and 5)
                                ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                            0 shares of Common  Stock;  right to
                                            acquire  238,000  shares  of  Common
                                            Stock (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                       |X|
                                         Reporting Person disclaims beneficial
                                         ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0; 14.1% after right to acquire is
                                            consummated
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------

--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Lynne Emond
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                     AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Canada
--------------------------------------------------------------------------------


NUMBER OF                       7.       SOLE VOTING POWER
SHARES                                   0 (See Items 4 and 5)
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        8.       SHARED VOTING POWER
EACH PERSON                              0
WITH                            ------------------------------------------------
                                9.       SOLE DISPOSITIVE POWER
                                         0 (See Items 4 and 5)
                                ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                            0 shares of Common  Stock;  right to
                                            acquire  238,000  shares  of  Common
                                            Stock (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                       |X|
                                         Reporting Person disclaims beneficial
                                         ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0; 14.1% after right to acquire is
                                            consummated
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------
--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Gerald W. Wyant
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                     AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Canada
--------------------------------------------------------------------------------


NUMBER OF                       7.       SOLE VOTING POWER
SHARES                                   0 (See Items 4 and 5)
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        8.       SHARED VOTING POWER
EACH PERSON                              0
WITH                            ------------------------------------------------
                                9.       SOLE DISPOSITIVE POWER
                                         0 (See Items 4 and 5)
                                ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                            0 shares of Common  Stock;  right to
                                            acquire  146,000  shares  of  Common
                                            Stock (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                       |X|
                                        Reporting Person disclaims beneficial
                                        ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0; 8.6% after right to acquire is
                                            consummated
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------
--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Derek Wyant Holdings Inc.
                                            (formerly 1186020 Ontario Limited)
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                     AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Canada
--------------------------------------------------------------------------------


NUMBER OF                       7.       SOLE VOTING POWER
SHARES                                   0 (See Items 4 and 5)
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        8.       SHARED VOTING POWER
EACH PERSON                              0
WITH                            ------------------------------------------------
                                9.       SOLE DISPOSITIVE POWER
                                         0 (See Items 4 and 5)
                                ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                            0 shares of Common  Stock;  right to
                                            acquire  238,000  shares  of  Common
                                            Stock (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                       |X|
                                        Reporting Person disclaims beneficial
                                        ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0; 14.1% after right to acquire is
                                            consummated
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------
--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            3287858 Canada Inc.
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                     AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Canada
--------------------------------------------------------------------------------


NUMBER OF                       7.       SOLE VOTING POWER
SHARES                                   0 (See Items 4 and 5)
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        8.       SHARED VOTING POWER
EACH PERSON                              0
WITH                            ------------------------------------------------
                                9.       SOLE DISPOSITIVE POWER
                                         0 (See Items 4 and 5)
                                ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                            0 shares of Common  Stock;  right to
                                            acquire  238,000  shares  of  Common
                                            Stock (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                       |X|
                                        Reporting Person disclaims beneficial
                                        ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0; 14.1% after right to acquire is
                                            consummated
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------
                            |
CUSIP NO. 441069101         |
                            |
-----------------------------
--------------------------------------------------------------------------------


         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            3271706 Canada Inc.
--------------------------------------------------------------------------------


         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)      |X|
                                            (b)      |_|
--------------------------------------------------------------------------------


         3.       SEC USE ONLY

--------------------------------------------------------------------------------


         4.       SOURCE OF FUNDS
                                     AF; OO
--------------------------------------------------------------------------------


         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                            |_|
--------------------------------------------------------------------------------


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Canada
--------------------------------------------------------------------------------


NUMBER OF                       7.       SOLE VOTING POWER
SHARES                                   0 (See Items 4 and 5)
BENEFICIALLY                    ------------------------------------------------
OWNED BY                        8.       SHARED VOTING POWER
EACH PERSON                              0
WITH                            ------------------------------------------------
                                9.       SOLE DISPOSITIVE POWER
                                         0 (See Items 4 and 5)
                                ------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                                            0 shares of Common  Stock;  right to
                                            acquire  146,000  shares  of  Common
                                            Stock (See Items 4 and 5)
--------------------------------------------------------------------------------


         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                       |X|
                                        Reporting Person disclaims beneficial
                                        ownership of any shares of Common Stock
--------------------------------------------------------------------------------


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                                            0; 8.6% after right to acquire is
                                            consummated
--------------------------------------------------------------------------------


         14.      TYPE OF REPORTING PERSON
                                       CO
--------------------------------------------------------------------------------

                                AMENDMENT NO. 12
                                       TO
                                  SCHEDULE 13D


                  The Items identified below are amended. Capitalized terms used herein which have not been defined shall have the meaning ascribed to them in the initial filing of the Schedule 13D dated May 14, 1990 and any amendments thereto.


Item 2.   Identity and Background.

                  This statement is being filed on behalf of the following corporations and individuals (the "Filing Parties"), which together may constitute a group pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Act"):

                  A.       G. H. Wood + Wyant Inc.

                  B.       James A. Wyant.

                  C.       John Derek Wyant, M.D.

                  D.       Lynne Emond.

                  E.       Gerald W. Wyant.

                  F.       Derek Wyant Holdings Inc.
                           (formerly 1186020 Ontario Limited)

                  G.       3287858 Canada Inc.

                  H.       3271706 Canada Inc.

                  During the last five years, none of the Filing Parties nor any of their respective directors and officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

                  See Item 4 below.

Item 4.   Purpose of Transaction.

                  As of November 12, 1996, the Company, 3290441 Canada Inc., a wholly owned and newly formed Canadian subsidiary of the Company ("Sub"), and

G.H. Wood + Wyant Inc. ("Wyant") entered into an Asset Purchase Agreement (the "Purchase Agreement") pursuant to which Sub agreed to purchase the business and all operating assets and assume the operating liabilities of Wyant in exchange for (w) Cdn$5,000,000, (x) a promissory note in the principal amount of Cdn$4,262,741, subject to adjustment, if any, pursuant to the terms of the Purchase Agreement (the "Note"), which Note will be exchanged for shares of Class A Preferred Stock of Sub immediately after such adjustment, having a liquidation preference of Cdn$1.00 per share (on the basis of one share of Class A Preferred Stock of Sub for each Cdn$1.00 of unpaid principal amount of the
Note), which shares will have a dividend rate of 4% per annum and will be mandatorily redeemable pursuant to the terms thereof, (y) 3,800,000 shares of Class B Preferred Stock of Sub having an aggregate liquidation preference of Cdn$3,800,000, which shares will have a dividend rate of 3.999999% per annum and will be mandatorily redeemable pursuant to the terms thereof, and (z) 1,000,000 shares of Class E Preferred Stock of Sub having an aggregate liquidation preference per share of one share of common stock, par value $.01 per share, of the Company ("Common Stock") which shares will be exchangeable for 1,000,000 shares of Common Stock pursuant to the terms thereof and will be entitled to dividends equivalent, on a per share basis, to any dividends paid on the Common Stock (collectively, the "Acquisition").

                  The total fair value of the foregoing consideration to be paid in the Acquisition is estimated by a Special Committee of the Board of Directors of the Company to be approximately Cdn$18,701,000 (or US$13,853,000, based on an exchange rate of US$1.00 to Cdn$1.35). The amount of the Note included in such consideration is based on the assumption that Wyant's earnings for the period from January 1, 1996 to the Closing Date (as defined herein) will equal Cdn$2,700,000 (without taking into account a deferred tax liability that Wyant expects to record in 1996 in the amount of approximately Cdn$1,000,000). In the event that such earnings are greater or less than Cdn$2,700,000, then the amount of the Note issued on the date of the closing of the Acquisition (the "Closing Date") will be increased or decreased by a corresponding amount. The liabilities of Wyant to be assumed by Sub in the Acquisition will include bank term debt in an amount estimated to be approximately Cdn$5,126,000 (or approximately US$3,797,000).

                  The aforesaid discussion is a summary of only certain provisions of the Purchase Agreement, which is attached hereto as Exhibit B to this Amendment No. 12 to Schedule 13D. Such summary is qualified in its entirety by reference to the Purchase Agreement.

                  On November 6, 1996, the Board of Directors of the Company approved the Transactions (as defined below) and adopted resolutions recommending that the shareholders of the Company vote for approval and adoption
of  the   Transactions.   In  addition, the Board called a Special Meeting of

Shareholders to consider and vote on the Purchase Agreement necessary to consummate the Acquisition and the related transactions provided for in the Purchase Agreement (the "Transactions"). Approval of the Purchase Agreement by the shareholders of the Company requires the approval of a majority of the total votes cast in person or by proxy at the Special Meeting. Shareholder approval of the Transactions is being solicited in accordance with the rules of the National Association of Securities Dealers, Inc. applicable to certain transactions involving issuers whose shares are traded on Nasdaq and their affiliates. Subject to the approval of the shareholders, it is currently anticipated that the closing of the Acquisition will occur in January 1997.

                  Pursuant to the terms and conditions of the Wyant Agreement and separate Memoranda of Agreement (each as described in Amendment No. 11 to Schedule 13D dated October 9, 1996 and filed on behalf of the Filing Parties with the Securities and Exchange Commission on October 29, 1996), on the Closing Date, (a) Derek Wyant Holdings Inc. (formerly 1186020 Ontario Limited), a Canadian corporation wholly owned by John Derek Wyant ("Derekco"), (b) 3287858 Canada Inc., a Canadian corporation wholly owned by Lynne Emond ("Lynneco"), and
(c) 3271706 Canada Inc., a Canadian corporation wholly owned by Gerald W. Wyant ("Geraldco"), will acquire from Wyant 238,000 shares (the "Derekco Shares"), 238,000 shares (the "Lynneco Shares") and 146,000 shares (the "Geraldco Shares") of Common Stock, respectively.

                  Under the terms of a voting trust agreement (the "Voting Trust Agreement") that will be entered into among Wyant, Lynneco, Derekco, James A. Wyant, as voting trustee (the "Voting Trustee"), and McCarthy Tetrault, as depository, contemporaneous with the Closing, the Derekco Shares, the Lynneco Shares, the shares of Common Stock held by Wyant and all such shares of Common Stock that Lynneco, Derekco or Wyant acquire or beneficially own thereafter (collectively, the "Deposited Shares") will be deposited into a voting trust so that the Voting Trustee shall possess and be entitled to exercise, in his sole and absolute discretion, the right to vote or take part in any corporate or shareholders' action with respect to the Deposited Shares. Also, the Voting Trustee has the right, at any time and from time to time, to sell the Deposited Shares and other shares of Common Stock held by him or Wyant that are not Deposited Shares, subject to the provisions of the Voting Trust Agreement. Although the term of the Voting Trust Agreement will be fifteen years, after six years, and each year thereafter until the termination of the Voting Trust Agreement, Derekco, Lynneco and Wyant shall each have the right to have up to 10% of their respective Deposited Shares each year released from the voting trust. Any such released shares held by Lynneco and Derekco, pursuant to the terms of the Voting Trust Agreement, will be subject to a right of first refusal by Wyant to the extent Lynneco or Derekco propose to sell any such released shares to a third-party.

                  The aforesaid discussion is a summary of only certain provisions of the Voting Trust Agreement, which is attached hereto as Exhibit C to this Amendment No. 12 to Schedule 13D. Such summary is qualified in its entirety by reference to the Voting Trust Agreement.

                  Except as otherwise described herein, none of the Filing Parties has present plans or proposals which relate to, or which would result in, any changes specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Filing Parties reserves the right to adopt, and to seek to implement, any such plans or proposals that may seem appropriate in the future. Except as otherwise described herein, each of the Filing Parties may, under certain circumstances, also determine to sell its shares of Common Stock if any such Filing Party deems it to be appropriate based on the conditions existing at the time.

Item 5.   Interest in Securities of the Issuer.

                  (a) After giving effect to the Purchase Agreement, Wyant will own a total of 937,690 shares of Common Stock, which represents 55.4% of the then outstanding shares of Common Stock (based upon 1,692,476 outstanding shares of Common Stock). If Wyant exercises its right to exchange all of the 1,000,000 shares of Class E Preferred Stock for 1,000,000 shares of Common Stock, Wyant's share ownership will be 1,937,690, or 72% of the then outstanding shares of Common Stock (based upon 2,692,476 outstanding shares of Common Stock). By virtue of James A. Wyant's ownership of all of the voting stock of Wyant, James
A. Wyant will own the same number of shares of Common Stock as Wyant. At the Closing, upon the consummation of the transactions contemplated by the Wyant Agreement, (i) Derekco, Lynneco and Geraldco will acquire 238,000, 238,000 and 146,000 shares of Common Stock, respectively, representing 14.1%, 14.1% and 8.6% of the then outstanding shares of Common Stock, respectively, and (ii) Wyant's ownership of Common Stock will be diminished by 622,000 shares of Common Stock to 315,690 shares of Common Stock, which represents 18.7% of the then outstanding shares of Common Stock (based upon 1,692,476 outstanding shares of Common Stock). Pursuant to Rule 13d-4 of the Act, each of the other Filing Parties disclaims beneficial ownership, as of the date hereof, of any shares of Common Stock.

                  (b) Except as otherwise described herein, Wyant has the sole power, and not the shared power, to vote or to direct the vote and to discuss or direct the disposition of all 937,690 shares owned by Wyant. James A. Wyant is deemed to have the same power to direct the vote and to discuss or direct the disposition of all shares directly owned by Wyant by virtue of his ownership of all of the voting stock of Wyant. Subject to the disclaimer as to beneficial ownership cited in Item 5(a) above, each of the other Filing Parties disclaims any voting power in any shares of Common Stock.

                  (c) There have been no transactions in the Common Stock that were effected over the past 60 days, other than described in this Amendment No. 12 to Schedule 13D.

                  (d) Except as otherwise disclosed herein, with respect to the 937,690 shares of Common Stock held by Wyant, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds of the sale of, such securities.

Item 7.   Material to be Filed as Exhibits.

Exhibit A                  Joint Filing Agreement, dated December 3, 1996,
                           among G.H. Wood + Wyant Inc., James A. Wyant, John
                           Derek Wyant, M.D., Lynne Emond, Gerald W. Wyant,
                           Derek Wyant Holdings Inc., 3287858 Canada Inc. and
                           3271706 Canada Inc.

Exhibit B                  Asset Purchase  Agreement  dated as of November 12,
                           1996, among Hosposable Products, Inc., 3290441 Canada
                           Inc., and G.H. Wood + Wyant Inc.

Exhibit C                  Voting Trust Agreement, among G.H. Wood + Wyant
                           Inc., 1186020 Ontario Limited, 3287858 Canada
                           Inc., James A. Wyant, as voting trustee, and McCarthy Tetrault, as depository.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          G.H. WOOD + WYANT INC.


DATED:  December 3, 1996                  By:  /c/ Donald C. MacMartin
                                               -----------------------------
                                                   Donald C. MacMartin
                                                   President


                                               /c/ James A. Wyant
                                               -----------------------------
                                                   James A. Wyant


                                               /c/ John Derek Wyant, M.D.
                                               -----------------------------
                                                   John Derek Wyant, M.D.


                                               /c/ Lynne Emond
                                               -----------------------------
                                                   Lynne Emond


                                               /c/ Gerald W. Wyant
                                               -----------------------------
                                                  Gerald W. Wyant


                                          DEREK WYANT HOLDINGS INC.
                                          (formerly 1186020 Ontario
                                           Limited)


                                          By:  /c/ John Derek Wyant,M.D.
                                               -----------------------------
                                                   John Derek Wyant, M.D.
                                                   President

                                          3287858 CANADA INC.


                                          By:  /c/ Lynne Emond
                                               -----------------------------
                                                   Lynne Emond
                                                   President

                                          3271706 CANADA INC.


                                          By:  /c/ Gerald Wyant
                                             -------------------------------
                                                   Gerald Wyant
                                                   President

                                  EXHIBIT INDEX

Exhibit A                  Joint Filing Agreement, dated December 3, 1996,
                           among G.H. Wood + Wyant Inc., James A. Wyant, John
                           Derek Wyant, M.D., Lynne Emond, Gerald W. Wyant,
                           Derek Wyant Holdings Inc., 3287858 Canada Inc. and
                           3271706 Canada Inc.

Exhibit B                  Asset Purchase  Agreement  dated as of November 12,
                           1996, among Hosposable Products, Inc., 3290441 Canada
                           Inc., and G.H. Wood + Wyant Inc.

Exhibit C                  Voting Trust Agreement, among G.H. Wood + Wyant
                           Inc., 1186020 Ontario Limited, 3287858 Canada
                           Inc., James A. Wyant, as voting trustee, and McCarthy Tetrault, as depository.

                                                  EXHIBIT A TO AMENDMENT NO. 12

                             JOINT FILING AGREEMENT

                  The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

                                          G.H. WOOD + WYANT INC.


DATED:  December 3, 1996                  By:  /c/ Donald C. MacMartin
                                               ------------------------
                                                   Donald C. MacMartin
                                                   President


                                               /c/ James A. Wyant
                                               -----------------------------
                                                   James A. Wyant


                                               /c/ John Derek Wyant, M.D.
                                               -----------------------------
                                                   John Derek Wyant, M.D.


                                               /c/ Lynne Emond
                                               -----------------------------
                                                   Lynne Emond


                                               /c/ Gerald W. Wyant
                                               -----------------------------
                                                   Gerald W. Wyant

                                          DEREK WYANT HOLDINGS INC.
                                          (formerly 1186020 Ontario
                                           Limited)


                                          By:  /c/ John Derek Wyant,M.D.
                                             -------------------------------
                                                  John Derek Wyant, M.D.
                                                  President

                                          3287858 CANADA INC.


                                          By:  /c/ Lynne Emond
                                             -------------------------------
                                                   Lynne Emond
                                                   President

                                          3271706 CANADA INC.


                                          By:  /c/ Gerald Wyant
                                             -------------------------------
                                                  Gerald Wyant
                                                  President

                                                   EXHIBIT B TO AMENDMENT NO. 12

                            ASSET PURCHASE AGREEMENT



                 ASSET  PURCHASE  AGREEMENT  dated  as  of  November  12,  1996
(herein, together with the Exhibits attached hereto, referred to as the "Agreement") by and among G.H. Wood + Wyant Inc., a corporation incorporated under the Canada Business Corporations Act ("Seller"), Hosposable Products, Inc., a New York corporation ("Buyer Parent"), and 3290441 Canada Inc., a corporation incorporated under the Canada Business Corporations Act, and a wholly owned subsidiary of Buyer Parent ("Buyer").

                  In reliance upon the representations and warranties made herein and in consideration of the mutual agreements herein contained, the parties agree as follows:


                                    ARTICLE 1

                   TRANSFER OF BUSINESS, PROPERTIES AND ASSETS

                  1.1 Sale and Transfer of Business, Properties and Assets. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties, undertakings (including the Undertaking (as defined in Section 1.2)), indemnities and agreements of Buyer and Buyer Parent made hereunder, and in consideration of the purchase by Buyer described below, and execution and delivery by Buyer to Seller of the Undertaking, Seller hereby agrees to sell, transfer, convey, assign and deliver to Buyer at the Closing provided for in Section 2.1 all the business and assets of Seller including, without limitation, the properties, assets and other rights referred to in the bill of sale (the "Bill of Sale") substantially in the form of Exhibit A attached hereto, excluding only the Excluded Assets, as defined in the next succeeding sentence (such business, properties, assets and other rights to be purchased and sold hereunder being hereinafter referred to as the "Acquired Business"). It is understood and agreed that those assets listed on Exhibit B attached hereto shall not be included in the Acquired Business and shall be excluded therefrom (the "Excluded Assets").

                  1.2 Purchase Price. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties, undertakings and agreements of Seller made hereunder, and in consideration of such sale, transfer, conveyance, assignment and delivery, Buyer agrees, and Buyer Parent agrees to cause Buyer, (i) to pay and deliver to Seller (w) Cdn$5 million, (x) a promissory note in the aggregate principal amount of Cdn$4,262,741 subject to adjustment, if any, as set forth in Section 1.4, and in the form of Exhibit C attached hereto (the "Note"), (y) 3,800,000 shares of its Class B preferred stock having an aggregate liquidation preference of Cdn$3,800,000, and having the particular terms set forth in Schedule 1 to the Articles of Incorporation, as amended, of Buyer attached hereto as Appendix A (the "Class B

Mandatorily Redeemable Preferred Stock") and (z) 1 million shares of its Class E preferred stock having an aggregate liquidation preference and the particular terms set forth in Schedule 1 to the Articles of Incorporation, as amended, of Buyer attached hereto as Appendix A (the "Class E Exchangeable Preferred Stock") (as adjusted, clauses (w), (x), (y) and (z) are hereinafter referred to collectively as the "Purchase Price"), and (ii) to undertake, assume and agree to perform and otherwise pay, satisfy and discharge in accordance with their respective terms, and to indemnify and hold Seller harmless with respect to, and only with respect to, the debts, liabilities and obligations of Seller specified in the undertaking to be executed by Buyer and delivered to Seller at the Closing substantially in the form of Exhibit D attached hereto (the "Undertaking"). Immediately subsequent to the adjustment as set forth in Section 1.4, Seller hereby agrees to exchange the Note for shares of Buyer's Class A preferred stock having a liquidation preference of Cdn$1 per share and having the particular terms set forth in Schedule 1 to the Articles of Incorporation, as amended, of Buyer attached hereto as Appendix A (the "Class A Mandatorily
Redeemable Preferred Stock" and, together with the Class B Mandatorily Redeemable Preferred Stock and the Class E Exchangeable Preferred Stock, the "Preferred Stock") on the basis of one share of Class A Mandatorily Redeemable Preferred Stock for each Cdn$1 in unpaid principal amount of the Note and Buyer hereby agrees, and Buyer Parent agrees to cause Buyer, to issue such shares in such exchange.

                  1.3 Payment of Purchase Price. The Purchase Price shall be paid by Buyer as follows: at the Closing (as defined in Section 2.1), Buyer shall deliver to Seller (x) Cdn$5 million in immediately available funds by wire transfer to an account designated by Seller at least two business days prior to the Closing Date, (y) the Note in the form of one typewritten note in the principal amount of the Note, and (z) stock certificate(s), in form suitable for transfer, registered in the name of Seller, evidencing the Class B Mandatorily Redeemable Preferred Stock and the Class E Exchangeable Preferred Stock.

                  1.4  Post-Closing Adjustment.

                  (a)  Preparation  of Preliminary  Statement of Net Assets.  As
soon as reasonably possible after the Closing Date (but not later than 90 days thereafter), Seller will prepare and will cause Seller's auditors to audit a statement of assets, liabilities and net assets (the "Preliminary Statement of Net Assets") of the Acquired Business dated as of the Closing Date and shall deliver the Preliminary Statement of Net Assets to Buyer. The Preliminary Statement of Net Assets shall, except as set forth on Exhibit E attached hereto, be prepared in accordance with generally accepted accounting principles applicable in Canada ("GAAP") on a basis consistent with the Reference Balance Sheet (as defined in Section 3.9) and shall set forth a net asset value (the "Net Asset Value"); provided that, in any event the Preliminary Statement of Net Assets shall record as a liability all unpaid fees and expenses payable by

Seller to third parties in connection with the consummation of the transactions contemplated by this Agreement. Buyer's auditors will have a right to consult with Seller's auditors and have access to Seller's auditors' working papers in connection with the Preliminary Statement of Net Assets.

                  (b) Review of Preliminary Statement of Net Assets. The Preliminary Statement of Net Assets shall be binding and conclusive upon, and deemed accepted by, Buyer unless Buyer shall have notified Seller in writing of any objections thereto consistent with the provisions of this Section 1.4 within 30 days after receipt thereof. The written notice under this Section 1.4(b) shall specify in reasonable detail each item on the Preliminary Statement of Net Assets that Buyer disputes and a summary of Buyer's reasons for such dispute.

                  (c) Disputes. Disputes between Buyer and Seller relating to the Preliminary Statement of Net Assets that cannot be resolved by them within 30 days after receipt by Seller of the notice referred to in Section 1.4(b) may be referred no later than 30 days after such receipt for decision at the insistence of either party to Price Waterhouse (such firm being referred to herein as the "Auditor"). Prior to referring the matter to the Auditor, the parties shall agree on the procedures to be followed by the Auditor (including procedures with regard to presentation of evidence). Such procedures shall not alter the accounting practices, principles and policies to be applied to the Preliminary Statement of Net Assets that will be those required by this Agreement. If the parties are unable to agree upon procedures before the end of 15 days after referral of the dispute to the Auditor, the Auditor shall establish such procedures giving due regard to the intention of the parties to resolve disputes as quickly, efficiently and inexpensively as possible, which procedures may be, but need not be, those proposed by the parties. The parties shall then submit evidence in accordance with the procedures established and the Auditor shall decide the dispute in accordance therewith. The Auditor's decision on any matter referred to it shall be final and binding on Seller and Buyer. The fee and expenses of the Auditor shall be borne by Seller and Buyer in equal portions, unless the Auditor decides, based on its determination with respect to the reasonableness of the respective positions of the parties, that the fee and expenses shall be borne in unequal proportions.

                  (d) Final Statement of Net Assets. The Preliminary Statement of Net Assets shall become final and binding upon the parties upon the earlier of (i) the failure by Buyer to object thereto within the period permitted under
Section 1.4(b), (ii) the agreement between Buyer and Seller with respect thereto or (iii) the decision by the Auditor with respect to any disputes referred to the Auditor under Section 1.4(c). The Preliminary Statement of Net Assets, as adjusted pursuant to the agreement of the parties or decision of the Auditor, when final and binding is referred to herein as the "Final Statement of Net Assets".

                  (e) Adjustment to the Note. As soon as practicable (but not more than five business days) after the determination and delivery of the Final Statement of Net Assets in accordance with this Section 1.4: (i) the amount, if any, by which the Net Asset Value as at the Closing Date as reflected in the Final Statement of Net Assets is less than Cdn$10,362,741 plus Cdn$2.7 million (the "Shortfall") shall result in an immediate downward adjustment of the principal amount of the Note in an amount equal to the Shortfall, which adjustment shall be effected pursuant to the terms of the Note and which adjustment shall be deemed to have occurred as of the Closing Date; and (ii) the amount, if any, by which the Net Asset Value as at the Closing Date as reflected in the Final Statement of Net Assets is greater than Cdn$10,362,741 plus Cdn$2.7 million (the "Excess") shall result in an immediate upward adjustment of the principal amount of the Note in an amount equal to the Excess, which adjustment shall be effected pursuant to the terms of the Note and which adjustment shall be deemed to have occurred as of the Closing Date.

                  (f) Subject to Section  8.3(f),  any payment  required by this
Section 1.4 shall not limit or affect Buyer's rights or remedies (or be Buyer's sole or exclusive right or remedy) with respect to this Agreement, the breach of any representation, warranty or obligation herein, the failure of any condition to Buyer's obligations hereunder to be satisfied or the indemnification obligations of Seller hereunder.

                  1.5 Instruments of Conveyance, Transfer, Assumption, Etc. (a) Seller shall properly execute and deliver to Buyer at the Closing: (i) the Bill of Sale; (ii) assignments with respect to each of the contracts and other agreements and rights to be assigned to Buyer hereunder and, where required for such assignment, the consent or waiver of any third party, in each case in form reasonably satisfactory to Buyer; (iii) a deed in the form of Exhibit F attached hereto (the "Deed") sufficient to vest in Buyer good and valid title to the Fee Property (as defined in Section 3.8) free and clear of all pledges, liens, charges, encumbrances, easements, title defects, security interests, adverse claims, options and restrictions of every kind (collectively, the "Encumbrances"), except for (1) Encumbrances reflected in the Reference Balance Sheet or created in the ordinary course of business subsequent to December 31, 1995, that, in either case, do not and will not materially interfere with the present use by Seller of the property subject thereto or affected thereby, (2) Encumbrances for taxes, assessments or governmental charges, or landlords', mechanics', workmen's, materialmen's or similar liens, in each case that are not delinquent or that are being contested in good faith, (3) Encumbrances that are reflected in the title reports or surveys, if any, delivered to Buyer or Buyer Parent in connection with the transactions contemplated hereby prior to the date hereof, or (4) the Encumbrances of record and other Encumbrances, in each case, listed on Schedule 1.5 to the disclosure letter provided by Seller to Buyer and Buyer Parent dated the date hereof (the "Seller Disclosure Letter")

(collectively, the "Permitted Encumbrances"); (iv) an assignment in the form of Exhibit G attached hereto (the "Intellectual Property Assignment") sufficient to convey the Intellectual Property (as defined in Section 3.13) free and clear of all Encumbrances other than Permitted Liens (as defined in Section 3.7(b)); (v) assignments in the forms of Exhibit H-1 and H-2 attached hereto (the "Lease Assignments") sufficient to assign the Real Property Leases (as defined in
Section 3.8), with the consent to assignment of the other party to the Real Property Leases, free and clear of all Encumbrances other than Permitted Encumbrances; and (vi) if the Acquired Subsidiary (as defined in Section 3.4) is not merged, amalgamated or otherwise combined with Seller prior to the Closing Date, certificates evidencing all of the issued and outstanding capital stock of the Acquired Subsidiary, accompanied by stock powers duly executed in blank.
Buyer shall pay all fees, costs and expenses relating to the Deed, the Intellectual Property Assignment and the Lease Assignments, including but not limited to the execution, delivery and recording thereof (it being understood that only the Lease Assignments relating to the Scarborough, Ontario properties and the Lachine, Quebec property leased by Seller will be recorded), all documentary stamps on the Deed, and all transfer and conveyance taxes and fees but excluding all liability for any income taxes or capital gains taxes assessable in connection with the transfer. Seller and Buyer shall cooperate to prepare and file all required documents and filings with the applicable authorities. Unless otherwise indicated, all references to schedules in this Agreement shall mean schedules to the Seller Disclosure Letter.

                  (b) At or prior to the Closing, Seller shall deliver to Buyer, Buyer Parent and its title insurer such evidence as may be reasonably required by Buyer, Buyer Parent or its title insurer of the due authorization, execution and delivery of this Agreement and the consummation of the transfer of the Fee Property contemplated hereunder.

                  (c) At or prior to the Closing, Seller shall deliver to Buyer and Buyer Parent the real estate tax bills for the Fee Property for the most recent tax year.

                  (d) There shall be available to Buyer and Buyer Parent at the Closing, at Buyer's expense, a commitment or commitments to issue on a customary form acceptable to Buyer and Buyer Parent, an owner's title insurance policy or policies (the "Policy"), for the Fee Property, at standard rates, issued by companies acceptable to Buyer and Buyer Parent, in amounts not less than the value of the Fee Property, insuring title thereto to be good and marketable, free and clear of all Encumbrances, except for Permitted Encumbrances.

                  (e) There shall be available to Buyer and Buyer Parent at the Closing, at Buyer's expense, a survey of the Fee Property, certified to Buyer, Buyer Parent and the title insurance company issuing the Policy in a manner reasonably acceptable to Buyer, Buyer Parent and such title company, by a registered land surveyor, dated not more than forty-five (45) days prior to the Closing, and complying with the minimum detail requirements for land title surveys as applicable under the laws of Ontario.

                  (f) Seller shall use its best efforts to obtain and deliver to Buyer and Buyer Parent a certificate from any landlord or tenant of a Real Property Lease, dated not more than thirty (30) days prior to the Closing Date, certifying (i) that such Real Property Lease is in good standing and full force and effect in accordance with its terms and has not been modified (except for the modifications set forth therein); (ii) the date(s) to which rent and other charges thereunder have been paid; (iii) that there is no default thereunder on the part of any party thereto; (iv) that in such instances where Seller is the landlord, all work required to be done by landlord under the lease has been completed to the satisfaction of tenant; and (v) such further matters as may reasonably be requested by Buyer or Buyer Parent.

                  (g) Simultaneously with the Closing, Seller shall take all steps requisite to put Buyer in actual possession and operating control of the Acquired Business.

                  (h) Buyer shall properly execute and deliver the Undertaking to Seller at the Closing.

                  (i) This Agreement, the Bill of Sale, the Undertaking, the Deed, the Intellectual Property Assignment, the Lease Assignments, the Guaranty Agreement (as defined herein), the Covenant Agreement (as defined herein) and the Registration Rights Agreement (as defined herein) are hereinafter sometimes referred to as the "Agreements".

                  1.6 Further Assurances. At the Closing and from time to time after the Closing, (i) at the request of Buyer or Buyer Parent and without further consideration, Seller shall promptly execute and deliver to Buyer such certificates and other instruments of sale, conveyance, assignment and transfer, and take such other action, as may reasonably be requested by Buyer or Buyer Parent more effectively to confirm any obligation assumed by Buyer pursuant to the Undertaking, to sell, convey, assign and transfer to and vest in Buyer or to put Buyer in possession of the Acquired Business and to confirm and carry out the indemnification by Seller pursuant to Section 8.1, and (ii) at the request of Seller and without further consideration, (x) Buyer shall promptly execute and deliver to Seller such certificates and other instruments of assumption and take such other action as may reasonably be requested by Seller more effectively to confirm and carry out the assumption by Buyer of the obligations of Seller assumed by Buyer pursuant to the Undertaking and the indemnification by Buyer pursuant to Section 8.2 and (y) Buyer Parent shall promptly execute and deliver to Seller such certificates and other documents and take such other action as may be reasonably requested by Seller more effectively to confirm and carry out the indemnification by Buyer Parent pursuant to Section 8.2. To the extent that any consents, waivers or approvals necessary to convey assets that are part of the Acquired Business to Buyer are not obtained prior to the Closing, Seller shall use its best efforts to: (i) provide to Buyer, at the request of Buyer or Buyer Parent, the benefits of any such asset, and hold the same in trust for Buyer;
(ii) cooperate in any reasonable and lawful arrangement, approved by Buyer and Buyer Parent, designed to provide such benefits to Buyer; and (iii) enforce and perform, at the request of Buyer or Buyer Parent, for the account of Buyer, any rights or obligations of Seller arising from any such asset against or in respect of any third person (including a government or governmental unit), including the right to elect to terminate any contract, arrangement or agreement in accordance with the terms thereof upon the advice of Buyer or Buyer Parent.

                  1.7 Purchase Price Allocation. The allocation of the Purchase Price shall be set by Seller by notice in writing to the Buyer within ten days subsequent to the issuance of the Final Statement of Net Assets. For informational purposes, the allocation of the Purchase Price if it were based on the net asset value of the assets of the Acquired Business as at December 31, 1995 (excluding the Excluded Assets) would be the allocation set forth on
Schedule 1.7.

                  1.8 Tax Elections. The Seller and Buyer both hereby agree that they will both jointly make an election pursuant to the provisions of section 85 of the Income Tax Act (Canada) and section 518 of the Quebec Taxation Act, so that the proceeds of disposition to the Seller and the cost amount to the Buyer with respect to the following of the assets that are part of the Acquired Business will not be less than the respective cost amounts thereof. For purposes of the tax elections herein referred to, the parties will use the undepreciated capital cost or cumulative eligible capital account as at January 1, 1997 for the following assets:

                  (1)      Machinery

                  (2)      Furniture and Fixtures

                  (3)      Computer Equipment

                  (4)      Leasehold Improvements

                  (5)      Intangibles

                  (6)      Buildings forming part of the Fee Property

                  Seller and Buyer agree to jointly make an election pursuant to
Section 22 of the Income Tax Act (Canada) and Section 184 of the Quebec Taxation Act in respect of the accounts receivable forming part of the Acquired Business. For purposes of this Section 1.8, the term "cost amount" shall have the meaning ascribed to such term in subsection 248(1) of the Income Tax Act (Canada).

                                    ARTICLE 2

                             CLOSING AND TERMINATION
                             -----------------------

                  2.1 Closing. The closing of the transactions provided for herein (the "Closing") will take place at the offices of Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York, at 10:00 A.M. (local time) on January 3, 1997 (the "Closing Date") or at such other place, time and date as may be agreed upon by Buyer and Seller.

                  2.2 Termination. Anything contained in this Agreement other than in this Section 2.2 to the contrary notwithstanding, this Agreement may be terminated in writing at any time:

                  (a) without liability on the part of any party hereto (unless occasioned by reason of a material breach by any party hereto of any of its representations, warranties or obligations hereunder) by mutual consent of Buyer and Seller;

                  (b) without liability on the part of any party hereto (unless occasioned by reason of a material breach by any party hereto of any of its representations, warranties or obligations hereunder) by either Buyer or Seller, if the Closing shall not have occurred on or before January 31, 1997 (or such later date as may be agreed upon in writing by the parties hereto);

                  (c) by Buyer or Buyer Parent, if Seller shall materially breach any of its representations, warranties or obligations hereunder and such breach shall not have been cured or waived and Seller shall not have provided reasonable assurance that such breach will be cured on or before the Closing Date; or

                  (d) by Seller, if Buyer or Buyer Parent shall materially breach any of its representations, warranties or obligations hereunder and such breach shall not have been cured or waived and Buyer or Buyer Parent shall not have provided reasonable assurance that such breach will be cured on or before the Closing Date.


                                    ARTICLE 3

                    REPRESENTATIONS AND WARRANTIES OF SELLER
                    ----------------------------------------

                  Seller represents and warrants to Buyer and Buyer Parent that:

                  3.1 Organization. Seller is a corporation duly organized, validly existing and has made all necessary corporate filings required to be made under the laws of the jurisdiction of its organization to keep Seller in good standing under such laws and has all corporate power and authority to carry on its business as now being conducted and to own its properties and is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which it is required to be so licensed or so qualified, except where the failure to be so licensed or so qualified would not have a material adverse effect on the business, financial condition, assets, liabilities (contingent or otherwise) or results of operations (a "Material Adverse Effect") of Seller or the Acquired Business. Seller has heretofore delivered to Buyer and Buyer Parent complete and correct copies of the certificate and articles of amalgamation and all amendments thereto and by-laws of Seller as currently in effect.

                  3.2 Corporate Authority. Seller has full corporate power and authority to enter into this Agreement and the other Agreements to which it is or will be a party at Closing and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of the Agreements to which it is a party or will be a party at Closing have been duly authorized by all requisite corporate action. This Agreement has been, and each of the other Agreements to which it will be a party as of the Closing Date will be, duly executed and delivered by Seller, and (assuming due execution and delivery by Buyer and Buyer Parent) this Agreement constitutes, and each of the other Agreements to which it is or will be a party when executed and delivered will constitute, a valid and binding obligation of Seller, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or by general equitable principles.

                  3.3 Other Agreements. The instruments of conveyance and transfer to be executed by Seller and delivered to Buyer and Buyer Parent at the Closing will be valid in accordance with their terms and effective to assign, transfer and convey to Buyer at the Closing all of the then existing business of the Acquired Business and properties, assets and other rights of Seller used in the business of the Acquired Business, including such title as is specified in Sections 3.7 and 3.8 but excluding the Excluded Assets.

                  3.4 Subsidiaries and Equity Investments. Schedule 3.4 sets forth the name, jurisdiction of incorporation, authorized capitalization and share ownership of the only direct or indirect subsidiary of Seller (the "Acquired Subsidiary") and the jurisdictions in which the Acquired Subsidiary is qualified to do business. As used in the first sentence of this Section 3.4, the term "subsidiary" means any corporation of which Seller, directly or indirectly, owns or controls capital stock representing more than fifty percent of the general voting power under ordinary circumstances of such corporation, except for Buyer, Buyer Parent, American Converting Paper Corporation and any subsidiary of Buyer Parent. Except as disclosed in Schedule 3.4 and except for securities of Buyer Parent, American Converting Paper Corporation and any subsidiary of Buyer Parent, Seller does not own, directly or indirectly, any capital stock or other equity securities of any corporation or have any direct or indirect equity or ownership interest, including interests in partnerships and joint ventures, in any business not listed in Schedule 3.4. Except as disclosed in Schedule 3.4, all of the outstanding capital stock of the Acquired Subsidiary is owned by Seller free and clear of all Encumbrances. All such shares of capital stock have been duly authorized, validly issued and are fully paid and nonassessable. There are no outstanding options, warrants or other rights of any kind to acquire any additional shares of capital stock of the Acquired Subsidiary or securities convertible into or exchangeable for, or that otherwise confer on the holder thereof any right to acquire, any such additional shares, nor is the Acquired Subsidiary committed to issue any such option, warrant, right or security. The Acquired Subsidiary is a corporation duly organized and validly existing and has made all necessary corporate filings required to be made by the Acquired Subsidiary under the laws of its jurisdiction of organization to keep the Acquired Subsidiary in good standing under such laws and has all corporate power and authority to carry on its business as now being conducted and to own its properties and is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which it is required to be so licensed or so qualified, except where the failure to be so licensed or so qualified would not have a Material Adverse Effect on the Acquired Business. Seller has heretofore delivered to Buyer and Buyer Parent complete and correct copies of the certificate and articles of incorporation and all amendments thereto and by-laws or similar corporate organizational documents of the Acquired Subsidiary as currently in effect.

                  3.5 No Violation. Except as disclosed in Schedule 3.5, none of Seller or the Acquired Subsidiary is subject to or bound by any provision of:

                  (a) any law, statute, legally binding rule (including the civil law and the common law), regulation, policy, guideline, directive or judicial or administrative decision (collectively, "Laws"),

                  (b) any articles or certificate of incorporation (or similar corporate organizational documents) or by-laws,

                  (c) any mortgage, deed of trust, lease, note, shareholders' agreement, bond, indenture, other instrument or agreement, license, permit, trust, custodianship, other restriction, or

                  (d) any  judgment,  order,  writ,  injunction or decree of any court, governmental body, regulatory or administrative authority or agency or arbitration tribunal (collectively, "Governmental Authority"), that would prevent or be violated by or that would result in the creation of any Encumbrance as a result of, or under which there would be a default or right of termination as a result of, the execution, delivery and performance by Seller of this Agreement and each of the other Agreements to which it is or will be a party at Closing and the consummation of the transactions contemplated hereby and thereby. Except as disclosed in Schedule 3.5, no consent, approval, or authorization of or declaration or filing with any individual, corporation, partnership, trust or unincorporated organization or any Governmental Authority (a "Person") is required for the valid execution, delivery and performance by Seller of this Agreement and each of the other Agreements to which it is or will be a party at Closing and the consummation of the transactions contemplated hereby and thereby.

                  3.6 Litigation.  Except as disclosed in Schedule 3.6, there is
(i) no outstanding consent, order, judgment, injunction, award or decree of any Governmental Authority against or involving Seller, the Acquired Subsidiary or any of the business, assets or properties of the Acquired Business, (ii) no action, suit, dispute or proceeding pending by or before any Governmental Authority or, to Seller's best knowledge, threatened against or involving Seller, the Acquired Subsidiary or any of the business, assets or properties of the Acquired Business and (iii) to Seller's best knowledge, no investigation pending by or before any Governmental Authority or threatened against or relating to Seller, the Acquired Subsidiary or any of the business, assets or properties of the Acquired Business (collectively, "Proceedings"). The Proceedings disclosed in Schedule 3.6, singly or in the aggregate, have not had and are not likely to have a Material Adverse Effect on the Acquired Business or a material adverse effect on the ability of Seller to consummate the transactions contemplated hereby.

                  3.7 Personal Property. (a) Schedule 3.7(a) sets forth all loans or advances made by the Acquired Business to any Person in excess of Cdn$1,000.

                  (b) Except for (i) Encumbrances for taxes, assessments or governmental charges, or landlords', mechanics', workmen's, materialmen's or similar liens, in each case that are not delinquent or that are being contested in good faith or (ii) the Encumbrances of record and other Encumbrances, in each case, listed on Schedule 3.7(b) (collectively, the "Permitted Liens"), Seller and the Acquired Subsidiary have good and valid title to all of the assets that are part of the Acquired Business that do not constitute the Fee Property, free and clear of all Encumbrances.

                  3.8 Real Property. (a) Schedule 3.8(a) refers to each and every parcel of real property or interest in real estate owned by Seller or the Acquired Subsidiary (the "Fee Property"), held under lease (the "Real Property Leases") or used by, or necessary for the conduct of the business of, the Acquired Business (collectively, the "Real Property"), and separately identifies
(i) the Fee Property, (ii) the real property or interests held under the Real Property Leases and (iii) any other Real Property. Seller has heretofore delivered to Buyer and Buyer Parent complete and correct copies of each and every of the following, if any, in the possession of Seller or the Acquired Subsidiary: (i) title reports, title binders, survey documents or legal opinions with respect to, certifying to, or evidencing the extent, current title, title history, use, possession, restriction or regulation, if any (governmental or otherwise), and compliance with applicable laws, of the Fee Property; (ii) deed or title-holding or trust agreements, if any, under which any of the Real Property may have been conveyed to Seller or the Acquired Subsidiary or under which the same may be held for the benefit of Seller or the Acquired Subsidiary; and (iii) Real Property Leases and all documents relating thereto, including any amendments thereto and any assignment thereof.

                  (b)  Seller or the Acquired Subsidiary:

                       (i) owns and has good and valid title in fee simple to the Fee Property designated as such in Schedule 3.8(a) free and clear of all Encumbrances, except for Permitted Encumbrances;

                      (ii) with respect to the real property held under the Real Property Leases designated as such in Schedule 3.8(a), is in peaceful and undisturbed possession of the space and/or estate under each lease under which it is a tenant, subject to the rights of subtenants or assignees under any subleases or assignments disclosed in Schedule 3.8(b)(ii), and, except as disclosed in Schedule 3.8(b)(ii), there are no material defaults by it as tenant thereunder and, to Seller's best knowledge, there are no material defaults of the landlord thereunder; and

                     (iii) has good and valid rights of ingress and egress to and from the Fee Property from and to the public street systems for all usual street, road and utility purposes.

                  (c) Neither Seller nor the Acquired Subsidiary has received any written notice of any appropriation, condemnation or like proceeding, or of any violation of any applicable Law relating to or affecting the Real Property, and to Seller's best knowledge, no such proceeding has been threatened or commenced.

                  (d) Except as disclosed in Schedule 3.8(d), all of the buildings, structures, improvements and fixtures which form part of the Fee Property or the properties leased by Seller in Scarborough, Ontario and Lachine, Quebec, are in a good state of repair, maintenance and operating condition and, except as so disclosed and, except for normal wear and tear, there are no defects with respect thereto that are materially impairing the day-to-day use of any such buildings, structures, improvements or fixtures.

                  3.9 Financial Statements.  (a) Seller has heretofore furnished
Buyer and Buyer Parent with copies of the following financial statements of Seller and the Acquired Subsidiary: (i) audited consolidated financial statements prepared in accordance with GAAP consistently applied as at December 31 for the fiscal year ended 1995; (ii) audited consolidated special purpose financial statements prepared in accordance with GAAP consistently applied as at December 31 for each of the fiscal years ended 1994 and 1995, respectively, including an audited consolidated balance sheet (the "Reference Balance Sheet") as at December 31, 1995 (the "Reference Balance Sheet Date"), except that the investment of Seller in Buyer Parent has been reflected on an equity accounting basis; and (iii) an unaudited interim consolidated special purpose balance sheet as of September 30, 1996 and an unaudited consolidated special purpose statement of income for the nine-month period ended September 30, 1996, in each case prepared in accordance with GAAP consistently applied, except that the investment of Seller in Buyer Parent has been reflected on an equity accounting basis. Except as noted therein and except for normal year-end adjustments with respect to the unaudited financial statements, all such financial statements are complete and correct, were prepared in accordance with GAAP consistently applied throughout the periods indicated and present fairly the consolidated financial position of Seller and the Acquired Subsidiary at such dates and the consolidated results of their operations and, where applicable, their consolidated cash flows for the periods then ended. The pro forma balance sheet of Seller attached hereto as Exhibit O accurately reflects the assets of Seller immediately after the Closing and after giving effect to the transactions specified in Schedule 3.14 and that Seller will have no liabilities immediately after the Closing other than (x) liabilities of Seller specifically assumed by Buyer pursuant to the Undertaking and (y) the liability to pay two promissory notes held by 1186020 Ontario Limited and 3287858 Canada Inc. each in the amount of Cdn$6,266,790 and expressly excluded from the Undertaking, which liability shall be discharged from assets not reflected on such pro forma balance sheet as specified in Schedule 3.14 no later than the time provided for the post-closing adjustment set forth in Section 1.4.

                  (b) There are no liabilities, debts, obligations or claims against the Acquired Business of any nature, absolute or contingent, except (i) as and to the extent reflected or reserved against on the Reference Balance Sheet; (ii) as specifically described in any of the schedules delivered to Buyer and Buyer Parent pursuant to the Seller Disclosure Letter (or by reason of thresholds applicable thereto are not required to be disclosed); (iii) as incurred since the Reference Balance Sheet Date in the ordinary course of business or consistent with Section 3.14; (iv) open purchase or sales orders or agreements for delivery of goods and services in the ordinary course of business consistent with prior practice; or (v) those that are not required to be disclosed by GAAP; provided that nothing in this Section 3.9(b) constitutes or shall be deemed to constitute a representation or warranty by the Seller with respect to the liabilities, debts, obligations or claims of Buyer Parent or any subsidiary of Buyer Parent insofar as such matters are required to be set forth under GAAP applied on a consistent basis.

                  (c) None of the operating assets of Seller relating to the Acquired Business are being retained by Seller pursuant to the terms of this Agreement.

                  3.10 Books and Records. Seller has made and will make available for inspection by Buyer and Buyer Parent all the books of account relating to the Acquired Business. Such books of account reflect all the transactions and other matters required to be set forth under GAAP applied on a consistent basis.

                  3.11 Tax Matters. Seller or the Acquired Subsidiary has filed, or will prepare and timely file, all Tax returns or reports relating or attributable to the Acquired Business that are required to be filed for all periods prior to or including the Closing Date, and such returns or reports are (or to the extent filed between the date hereof and the Closing Date will be) correct and complete. All Taxes (whether or not requiring the filing of returns or reports) of Seller and the Acquired Subsidiary for the aforementioned periods have been timely and fully paid or adequately reserved against. All Taxes that Seller or the Acquired Subsidiary is required by Law to withhold or collect have been duly withheld or collected and have been paid over to the appropriate Governmental Authority or are properly recorded as a liability on the books of Seller. No Tax liens shall attach to any of the assets in the Acquired Business because of a deficiency or delinquency in payment of Taxes by Seller or because of a failure to qualify in any jurisdiction in which the Acquired Business owns or leases property or conducts business. There will be no Tax deficiencies, or any interest or penalties thereon assessed, related to the Acquired Business for any period ending on or before the Closing Date. As used in this Agreement, the term "Tax" or "Taxes" means any federal, state, provincial, local, foreign or other taxes (including, without limitation, income (net or gross)), gross receipts, profits, alternative or add-on minimum, franchise, license, capital, capital stock, intangible, services, premium, mining, transfer, goods and services, sales, use, ad valorem, payroll, wage, severance, employment, occupation, property (real or personal), windfall profits, import, excise, custom, stamp, withholding or governmental charges of any kind whatsoever (including interest, penalties, additions to tax or additional amounts with respect to such items).

                  3.12 Employee Matters. (a) Except for two employees of the Acquired Business who will not continue as employees after the Closing, as set forth in Schedule 3.12(a), Schedule 3.12(a) attached hereto sets forth the name, title, current base salary rate and actual bonus payments for the 1995 fiscal year of each present employee of the Acquired Business having a base salary greater than Cdn$30,000; organizational charts of the Acquired

Business; collective bargaining, union or other employee association agreements; employment, managerial, advisory and consulting agreements; employee confidentiality or other agreements protecting proprietary processes, formulae or information; each employee benefit plan (including, without limitation, pension, profit-sharing, supplemental retirement income, hospitalization, insurance and medical insurance plans), stock purchase plan, stock option plan, fringe benefit plan, bonus policy and plan and any other deferred compensation agreement or plan or funding arrangement sponsored, maintained or to which contributions are made by Seller or any of its Affiliates and that cover current or former employees of the Acquired Business (such plans are referred to collectively as the "Benefit Plans"); and the amount of any unfunded retirement liabilities, including medical coverage, arising under any plan, fund, or arrangement described in this Section 3.12 and the identity of the plan, fund, or arrangement giving rise thereto. Except as disclosed in Schedule 3.12(a), neither Seller nor the Acquired Subsidiary has any other written or oral employment agreements other than contractual terms that are implied by Law. As used in this Agreement, the term "Affiliate" of Seller is a Person (other than Buyer Parent or any subsidiary of Buyer Parent) that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Seller.

                  (b) Except as set forth on Schedule 3.12(a), neither Seller nor the Acquired Subsidiary (i) is a party to any collective bargaining agreement or employment or consulting agreement of the Acquired Business; and
(ii) has made any promise to create any additional employee benefit plan, arrangement or to modify or improve any existing Benefit Plan, except such modification or improvement as may be required to be made to secure the continued registration, where applicable, of any existing Benefit Plan with each applicable regulatory authority.

                  (c) Except as set forth in Schedule 3.12(c), the Benefit Plans are duly registered where required by, are in substantial compliance with, and are in good standing under, all applicable Laws, including without limitation, the Income Tax Act (Canada), the Taxation Act (Quebec) and the Supplemental Pension Plans Act (Quebec) and all reports, returns, and filings required to be made thereunder have been made. All contributions to such Benefit Plans required to be made by Seller and by members of such plans have been made and will continue to be made up to the Closing Date. To Seller's best knowledge, nothing has occurred which would adversely affect the registered and qualified status of any Benefit Plan.

                  (d) Except as set forth in Schedule 3.12(d), the execution of this Agreement and the performance of the transactions contemplated herein will not constitute an event under any Benefit Plan that will result in any acceleration of vesting or increase in benefits with respect to any employee of the Acquired Business.

                  (e) Except as set forth in Schedule 3.12(e), and except as otherwise provided by Law, no contract, agreement, plan, trust, escrow account, guarantee, letter, understanding or other written or oral agreement requires or provides for any payment in cash or other consideration or otherwise provides a benefit or advantage to any employee of the Acquired Business upon termination of such employee's employment or engagement upon or following a change in control of the Acquired Business, or upon the consummation of this Agreement or any of the transactions contemplated hereby.

                  (f) Except as set forth in Schedule 3.12(f), no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent: (A) holds bargaining rights with respect to any employees of the Acquired Business by way of certification, interim certification, voluntary recognition, designation or successor rights; or (B) has applied to be certified as the bargaining agent of any of the employees of the Acquired Business.

                  3.13 Intellectual Property. (a) Schedule 3.13(a) sets forth the intellectual property of Seller and the Acquired Subsidiary (collectively, the "Intellectual Property"), as follows:

                       (i) all patents held by or licensed by the Seller or the Acquired Subsidiary and all reissues, divisions, continuations, continuations in part and extensions thereof and all pending patent applications by the Acquired Business, including for each such patent the serial or patent number and country;

                      (ii) all registered trademarks and service marks held by or licensed by the Seller or the Acquired Subsidiary and pending registrations by the Acquired Business of trademarks and service marks, including for each such trademark or service mark, the registration number and country;

                     (iii) all registered copyrights held by or licensed by the Seller or the Acquired Subsidiary and applications by the Acquired Business for registration of copyrights, including the registration number and country;

                      (iv) all trade names and common law marks held by or licensed by the Seller or the Acquired Subsidiary and used by, or necessary for the conduct of the business of, the Acquired Business, including a statement of and evidence supporting the date of first use and length of use of such names and marks and the jurisdictions of such use; and

                       (v) all trademark licenses, service mark licenses, copyright licenses, royalty agreements, patent licenses, assignments, grants and contracts of the Seller or the Acquired Subsidiary with employees or others relating in whole or in part to disclosure, assignment, registering or patenting of any trademarks, service marks, copyrights, inventions, discoveries, improvements, processes, formulae, trade secrets or other know-how of, used by, or necessary for the conduct of the business of, the Acquired Business.

                  (b)  Except as disclosed in Schedule 3.13(b):

                       (i)  Seller   and  the   Acquired   Subsidiary   own  the
         Intellectual Property set forth in Schedule 3.13(a) free and clear of any Encumbrances, except for Permitted Liens;

                      (ii) neither Seller nor the Acquired Subsidiary has granted any other party rights with respect to the Intellectual Property;

                     (iii)  to    Seller's   best   knowledge,   the    patents,
         trademarks, service marks and copyrights set forth in Schedule 3.13(a) are valid;

                      (iv) to Seller's best knowledge, the trademark registrations, service mark registrations, copyright registrations and patents set forth in Schedule 3.13(a) have been duly issued and have not been canceled, abandoned or otherwise terminated;

                       (v)   the    trademark    applications,    service   mark
         applications, copyright applications and patent applications set forth in Schedule 3.13(a) have been duly filed;

                      (vi) all licenses, assignments, grants, agreements and contracts set forth in Schedule 3.13(a) were entered into in the ordinary course of business, are valid and binding in accordance with their terms and are in full force and effect; and

                     (vii) neither Seller nor any Acquired Subsidiary is in default under any of the foregoing licenses, assignments, grants, agreements and contracts, and, to Seller's best knowledge, no other party is in default thereunder.

                  (c)  Except as disclosed in Schedule 3.13(c):

                       (i) none of the processes currently used by the Acquired Business or any of the properties or products currently sold by the Acquired Business or trademarks, trade names, labels or other marks or copyrights used by the Acquired Business, infringes the patent, industrial property, trademark, trade name, label, other mark, right or copyright of any other Person;

                      (ii) neither Seller nor the Acquired Subsidiary has received any notice of adverse claim or threat of adverse claim by any third party with respect thereto, and, to

         Seller's best knowledge, no basis exists for any such claim; and

                     (iii) Seller and the Acquired Subsidiary have license agreements in force to the extent necessary to permit their full use of all of the processes used by them in the operation in accordance with present and planned practices.

                  3.14  Absence  of  Change or Event.  Except  as  disclosed  in
Schedule 3.14, since the Reference Balance Sheet Date, Seller and the Acquired Subsidiary have conducted the Acquired Business only in the ordinary course and have not with respect to the Acquired
Business:

                        (a)  mortgaged,    pledged   or   subjected   to   lien,
         restriction or any other Encumbrance any of the property, businesses or assets, tangible or intangible, of the Acquired Business;

                        (b) sold, transferred, leased to others or otherwise disposed of any of its assets (or committed to do any of the foregoing), including the payment of any loans owed to any Affiliate, except for sales of surplus equipment not exceeding Cdn$350,000 in the aggregate, for inventory sold to customers or returned to vendors and payments to any non- Affiliates on account of accounts payable or scheduled payments in respect of indebtedness for money borrowed disclosed on the Reference Balance Sheet or in the Schedules to the Seller Disclosure Letter, in each case in the ordinary course of business and consistent with prior practice, or canceled, waived, released or otherwise compromised any debt or claim, or any right of significant value, except in the ordinary course of business and consistent with prior practice;

                        (c) suffered any damage, destruction or loss (whether or not covered by insurance) that has had or could have a Material Adverse Effect on the Acquired Business;

                        (d) when considered as a whole, made or committed to make any capital expenditures or capital additions or betterments in excess of an aggregate of Cdn$1,200,000;

                        (e)  encountered any labor union organizing  activity or
         had  any  actual  or  threatened  employee  strikes,   work  stoppages,
         slow-downs or lock-outs;

                        (f) instituted any litigation, action or proceeding before any Governmental Authority relating to it or its property, except for litigation, actions or proceedings instituted in the ordinary course of business and consistent with prior practice; or

                        (g) except for the dividends disclosed on Schedule 3.14(g), declared or paid any dividend or made any other payment or distribution in respect of its capital stock, or directly or indirectly redeemed, purchased or otherwise acquired for consideration any of its capital stock.

                  3.15  Compliance With Law. (a) Except as disclosed in Schedule
3.15(a), the operations and activities of the Acquired Business since January 1, 1991 have complied and are in compliance with all applicable federal, provincial and local Laws, including, without limitation, health and safety statutes and regulations and all applicable Environmental Laws, including, without limitation, all restrictions, conditions, standards, limitations, prohibitions, requirements, obligations, schedules and timetables prescribed by the applicable Environmental Laws or prescribed by any regulation, code, plan, order, decree, judgment, injunction, written notice or demand letter issued, entered, promulgated or approved thereunder and legally binding on Seller.

                  (b) Schedule 3.15(b) sets forth: (i) all federal, provincial, local and foreign governmental licenses, permits and other authorizations (the "Permits") of the Acquired Business; and (ii) all reports of inspection of the Acquired Business and the Real Property in Seller's possession made during the period from January 1, 1994 to the date hereof under all applicable federal, provincial and local health and safety Laws. Seller has heretofore delivered to Buyer and Buyer Parent complete and correct copies of all of such Permits and reports and all pending applications by Seller for Permits.

                  (c) Except as disclosed in Schedule 3.15(c), Seller and the Acquired Subsidiary have obtained all Permits that are (i) required under all federal, provincial and local Laws, including the applicable Environmental Laws, for the ownership, use and operation of each location owned, operated or leased by Seller and the Acquired Subsidiary in the Acquired Business (the "Property") or (ii) otherwise necessary in the conduct of the business of the Acquired Business. Except as disclosed in Schedule 3.15(c), all such Permits are in effect, each of Seller and the Acquired Subsidiary is in material compliance with all terms and conditions of all such Permits, and, to Seller's best knowledge, no appeal nor any other action is pending to revoke any such Permit.

                  (d) Seller has heretofore delivered to Buyer and Buyer Parent true and complete copies of all environmental site assessments conducted by environmental consultants made in the last three years by or on behalf of Seller (or any other Person unless disclosure would breach a confidentiality obligation) and in Seller's possession relating to (i) the Property or (ii) any other property or facility once owned or leased by Seller or the Acquired Subsidiary and which is not owned or leased by Seller or the Acquired Subsidiary on the Closing Date (the "Former Property"), all of which site assessments are set forth on Schedule 3.15(d).

                  (e) (i) Except as disclosed in Schedule 3.15(e)(i), there is no pending civil, criminal or administrative action, suit, demand, claim, hearing or proceeding as to which Seller or the Acquired Subsidiary is a party relating to Seller, the Acquired Subsidiary or the Fee Property, nor, to Seller's best knowledge, (x) is any other investigation or proceeding pending relating to the foregoing or (y) is any of the foregoing threatened relating to Seller, the Acquired Subsidiary or the Fee Property and in either case relating in any way to the applicable Environmental Laws or any regulation, code, plan, order, decree, judgment, injunction, written notice or demand letter issued, entered, promulgated or approved thereunder and legally binding on Seller.

                     (ii) Except as disclosed in Schedule 3.15(e)(ii), there is no pending civil, criminal or administrative action, suit, demand, claim, hearing or proceeding as to which Seller or the Acquired Subsidiary is a party, or, to Seller's best knowledge, any other investigation or proceeding pending relating to any location leased by Seller or the Acquired Subsidiary or the Former Property, nor, to Seller's best knowledge, is any of the foregoing threatened relating to any location leased by Seller or the Acquired Subsidiary or the Former Property and in either case relating in any way to the applicable Environmental Laws or any regulation, code, plan, order, decree, judgment, injunction, written notice or demand letter issued, entered, promulgated or approved thereunder and legally binding on Seller.

                  (f) Except as disclosed in Schedule 3.15(f), neither Seller nor the Acquired Subsidiary has Released, placed, stored, buried or dumped any Hazardous Substances, Oils, Pollutants or Contaminants produced by, or resulting from, any business, commercial, or industrial activities, operations, or processes of Seller or the Acquired Subsidiary, on or beneath, the Property or the Former Property in violation of applicable Environmental Laws.

                  (g) Except as disclosed in Schedule 3.15(g), no Release or Cleanup occurred at the Property resulting from any business, commercial or industrial activities, operations or processes of Seller or the Acquired Subsidiary or, to Seller's best knowledge, otherwise, that could result in the assertion or creation of a lien on the Property by any Governmental Authority with respect thereto, nor has any such assertion of a lien been made by any Governmental Authority with respect thereto.

                  (h) Except as disclosed in Schedule 3.15(h), no employee of Seller or the Acquired Subsidiary in the course of his or her employment with Seller or the Acquired Subsidiary has been exposed as a result of the operation of the Acquired Business by Seller or the Acquired Subsidiary to any Hazardous Substances, Oils, Pollutants or Contaminants generated, produced or used by Seller or the Acquired Subsidiary in violation of applicable Environmental Laws that could give rise to any claim against the Acquired Business.

                  (i) Except as disclosed in Schedule 3.15(i), none of Seller and the Acquired Subsidiary has received any written notice or order from any Governmental Authority or private or public entity advising it that pursuant to applicable Environmental Laws Seller or the Acquired Subsidiary is responsible for or potentially responsible for Cleanup or paying for the cost of Cleanup of any Hazardous Substances, Oils, Pollutants or Contaminants in each case at the Property or the Former Property, and none of Seller and the Acquired Subsidiary has entered into any agreements concerning such Cleanup.

                  (j) Except as disclosed in Schedule 3.15(j), to Seller's best knowledge, the Fee Property does not contain any: (a) underground storage tanks;
(b) asbestos; (c) equipment using PCBs; (d) underground injection wells; or (e) septic tanks in which process wastewater or any Hazardous Substances, Oils, Pollutants or Contaminants have been disposed in violation of applicable Environmental Laws.

                  (k) Except as disclosed in Schedule 3.15(k), neither Seller nor the Acquired Subsidiary has entered into any written agreement that by its express terms may require it to pay, reimburse, guarantee, pledge, defer, indemnify, or hold harmless any person for or against Environmental Liabilities and Costs (it being understood that any warranty obligations for the purchase, sale or transport of supplies, materials and goods in the ordinary course of business shall be excluded from this Section 3.15(k)).

                  (l)  The following terms shall be defined as follows:

         Cleanup - means all actions ordered by any Governmental Authority in accordance with applicable Environmental Laws to: (1) cleanup, remove, treat or remediate Hazardous Substances, Oils, Pollutants or Contaminants in the indoor or outdoor environment; (2) prevent the Release of Hazardous Substances, Oils, Pollutants or Contaminants so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to any requests from any Governmental Authority for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances, Oils, Pollutants or Contaminants in the indoor or outdoor environment.

         Environmental Laws - means all federal, provincial and local Laws relating to pollution or protection of the environment, including, without limitation, Laws relating to Releases or threatened Releases of Hazardous Substances, Oils, Pollutants or Contaminants into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances, Oils, Pollutants or Contaminants, and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, Oils, Pollutants or Contaminants.

         Environmental Liabilities and Costs - means all liabilities, obligations, responsibilities, obligations to conduct Cleanup, losses, damages, deficiencies, punitive damages, consequential damages, costs and expenses (including, without limitation, all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies and responding to government requests for information or documents), fines, penalties, restitution and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any Person, whether based in contract, tort, implied or express warranty, strict liability, joint and several liability, criminal or civil statute, including any Environmental Law, or arising from environmental, health or safety conditions, the Release or threatened Release of Hazardous Substances, Oils, Pollutants or Contaminants into the environment in violation of applicable Environmental Laws, as a result of past or present ownership, leasing or operation of any properties, owned, leased or operated by Seller or the Acquired Subsidiary, including, without limitation, any of the foregoing incurred in connection with the conduct of any Cleanup.

         Hazardous Substances, Oils, Pollutants or Contaminants - means all substances defined as such by, or regulated as such under, any applicable Environmental Law.

         Release - means, when used as a noun, any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances, Oils, Pollutants or Contaminants through or in the air, soil, surface water, groundwater or property contrary to applicable Environmental Laws and when used as a verb, the occurrence of any Release.

                  (m) Anything to the contrary herein notwithstanding, any representations contained in this Section 3.15 relating to Former Property that constituted Former Property as of January 1, 1994 are made to Seller's best knowledge (it being understood that for purposes of this sentence the definition of Former Property set forth in Section 3.15(d) shall refer to January 1, 1994 instead of the Closing Date).

                  3.16 Contracts and Commitments. (a) Schedule 3.16(a) sets forth each written contract or agreement outstanding as of the date hereof to which Seller or the Acquired Subsidiary is a party relating to the Acquired Business (other than any contract or agreement required to be disclosed on any other schedule to the Seller Disclosure Letter) and which:

                       (i) involves future payment or receipt of in excess of Cdn$250,000 or future performance or receipt of services or delivery or receipt of goods and materials, in each case with an aggregate value in excess of Cdn$250,000, including but not limited to sale and purchase agreements, distributorship and sales representative agreements and loan agreements, notes and other financing documents or commitments to enter into any of the foregoing agreements;

                      (ii) is a guarantee or indemnity in respect of indebtedness of any Person (including Seller or any Affiliate of Seller or the Acquired Subsidiary) which may involve future payment in excess of Cdn$5,000 or is a mortgage, security agreement or other arrangement intended to secure indebtedness of any Person (including Seller or any Affiliate of Seller or the Acquired Subsidiary) in excess of Cdn$5,000 and creating an Encumbrance on any asset relating to the Acquired Business;

                     (iii) imposes a right of first refusal, option or other restriction with respect to any assets relating to the Acquired Business;

                      (iv) is a loan or advance to, or investment in, any Person or an agreement, contract or commitment relating to the making of any such loan, advance or investment in excess of Cdn$5,000 that will be outstanding after the Closing; or

                       (v) is an agreement, contract or commitment limiting the freedom of the Acquired Business to engage in any line of business or to compete with any Person (except for exclusive distributorship agreements of Seller entered into in the ordinary course of business).

                  (b) Except as disclosed on Schedule 3.16(b), Seller has heretofore delivered to Buyer and Buyer Parent complete and correct copies of each of the agreements set forth in Schedule 3.16(a) and the written agreements or contracts of the Acquired Business disclosed in any other schedule to the Seller Disclosure Letter (the "Contracts"). There is not under any material
Contract: (A) any existing material default by Seller or the Acquired Subsidiary or, to Seller's best knowledge, by any other party thereto, or (B) any event that, after notice or lapse of time or both, would constitute a material default by Seller or the Acquired Subsidiary or, to Seller's best knowledge, by any other party, or result in a right to accelerate or terminate or result in a loss of rights of Seller or the Acquired Subsidiary.

                  3.17 Insurance. Schedule 3.17 sets forth the policies of insurance presently in force covering the Acquired Business and, without restricting the generality of the foregoing, those covering public and product liability, personnel, properties, buildings, machinery, equipment, furniture, fixtures and operations, specifying with respect to each such policy and the name of the insurer. Seller has heretofore delivered to Buyer and Buyer Parent complete and correct copies of the policies and agreements set forth in
Schedule 3.17. No notice of cancellation or termination has been received with respect to any insurance policy set forth in Schedule 3.17.

                  3.18 Affiliate Interests. (a) Schedule 3.18(a) sets forth all amounts in excess of Cdn$5,000 in the aggregate paid (or deemed for accounting purposes to have been paid) and services provided by the Acquired Business to, or received by the Acquired Business from, any Affiliate of Seller (except for Buyer Parent, any subsidiary of Buyer Parent and the Acquired Subsidiary) during the last fiscal year for products or services (including any charge for administrative, purchasing, financial or other services) and all such amounts currently owed by the Acquired Business, or to the Acquired Business by, any Affiliate of Seller (except for Buyer Parent, any subsidiary of Buyer Parent and the Acquired Subsidiary).

                  (b) Each contract, agreement or arrangement between the Acquired Business, on the one hand, and Seller or any Affiliate of Seller (other than Buyer Parent, any subsidiary of Buyer Parent and the Acquired Subsidiary) or any shareholder, officer or director of Seller, the Acquired Subsidiary or any Affiliate of Seller (other than Buyer Parent, any subsidiary of Buyer Parent and the Acquired Subsidiary), on the other hand is described in Schedule 3.18(b).

                  (c)  Except as set forth in  Schedule  3.18(c),  no officer or director of Seller or the Acquired Subsidiary has any material interest in any property, real or personal, tangible or intangible, including without limitation, inventions, patents, trademarks or trade names, used in or pertaining to the business of the Acquired Business.

                  (d) American Converting Paper Corporation has no assets, liabilities, profits or losses reflected in the financial statements of Seller referred to in Section 3.9.

              3.19 Customers and Suppliers. (a) Except as set forth in Schedule 3.19(a), since January 1, 1996, no Material Supplier of the Acquired Business has canceled or otherwise terminated, or made any written threat to Seller or the Acquired Subsidiary or to any of their respective Affiliates to cancel or otherwise terminate, for any reason, including the consummation of the transactions contemplated hereby, its relationship with the Acquired Business, or decreased materially its services or supplies to the Acquired Business. Except as set forth in Schedule 3.19(a), Seller has no knowledge that any such Material Supplier intends to cancel or otherwise terminate its relationship with the Acquired Business or to decrease materially its services or supplies to the Acquired

Business. For purposes of this Section 3.19(a), "Material Supplier" means any of Seller's ten largest suppliers for the 1995 fiscal year based on sales to Seller as set forth in Schedule 3.19(a).

                  (b) None of the Seller or the Acquired Subsidiary has any customers who account for greater than five percent (5%) of all services or products sold by the Acquired Business.

                  3.20 Products. Schedule 3.20 sets forth all claims asserted or, to Seller's best knowledge, threatened at any time during the past five years against the Acquired Business in respect of personal injury, wrongful death or property damage alleged to have resulted from products or services provided by the Acquired Business exceeding Cdn$25,000, together with a description of each such claim or action initiated with respect thereto and the disposition thereof.

                  3.21 Accounts Receivable. The amounts reflected for accounts receivable and reserves for such accounts receivable of the Acquired Business that are set forth on the Reference Balance Sheet or on the Preliminary Statement of Net Assets are properly reflected in accordance with GAAP. Seller makes no warranty, express or implied, as to the collectibility of such accounts receivable.

                  3.22 Inventory. The amount reflected for inventory of the Acquired Business that is set forth on the Reference Balance Sheet or on the Preliminary Statement of Net Assets is properly reflected in accordance with GAAP.

                  3.23 Disclosure.   Seller  has  furnished   or  caused  to  be
furnished to Buyer and Buyer Parent complete and correct copies of all agreements, instruments and documents set forth on a schedule to the Seller Disclosure Letter. Each of the schedules to the Seller Disclosure Letter is complete and correct.

                  3.24 Seller's  Best   Knowledge.   The  term   "Seller's  best
knowledge" shall mean the actual knowledge of the persons listed on Exhibit I attached hereto.

                  3.25 Private Placement. Seller understands (i) that the Preferred Stock has not been, and the Underlying Shares (as defined in Section 4.5) will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any other securities laws of the United States or Canada (the "Securities Laws") because Buyer is issuing the Preferred Stock, and Buyer Parent will be issuing the Underlying Shares, in reliance upon the exemptions from the registration requirements of the Securities Laws providing for issuance of securities not involving a public offering, (ii) that Buyer has relied upon the fact that the Preferred Stock and the Underlying Shares are to be held by Seller for investment, and (iii) that exemption from registration under the Securities Laws would not be available if the Preferred

Stock and the Underlying Shares were acquired by Seller with a view to distribution. Accordingly, Seller hereby confirms to Buyer and Buyer Parent that Seller is acquiring the Preferred Stock, and will acquire the Underlying Shares, for the account of Seller, for investment and not with a view to the resale or distribution thereof under the Securities Laws. Seller agrees not to transfer, sell or offer for sale all or any portion of the Preferred Stock and the Underlying Shares, unless there is an effective registration or other qualification or exemption relating thereto under the Securities Laws. Except as otherwise contemplated by this Agreement and the Registration Rights Agreement, Seller understands that neither Buyer nor Buyer Parent is under any obligation to register the Preferred Stock and the Underlying Shares or to assist Seller in complying with any exemption from registration under the Securities Laws. Prior to acquiring the Preferred Stock and, upon exchange, the Underlying Shares, Seller has made an investigation of Buyer and Buyer Parent and their respective businesses and has had made available to Seller all information with respect thereto that Seller needs to make an informed decision to acquire the Preferred Stock and the Underlying Shares. Seller considers itself to be a person possessing experience and sophistication as an investor that is adequate for the evaluation of the merits and risk of Seller's investment in the Preferred Stock and, upon exchange, the Underlying Shares. Seller acknowledges that each certificate for the Preferred Stock and the Underlying Shares will be imprinted with a legend in substantially the following form: "The securities represented by this certificate were originally issued on January __, 1997, and have not been registered under the Securities Act of 1933, as amended, or any other securities laws of the United States or Canada. The transfer of the securities represented by this certificate is subject to the conditions specified in the Asset Purchase Agreement dated as of November 12, 1996 among the parties thereto, and 3290441 Canada Inc. reserves the right to refuse the transfer of such securities until such conditions have been fulfilled with respect to such transfer. A copy of such conditions will be furnished by 3290441 Canada Inc. to the holder hereof upon written request and without charge."

                  3.26 Sufficiency of Assets to Conduct Acquired Business. Except as disclosed in Schedule 3.26, Seller and the Acquired Subsidiary own, have valid leases or valid contractual rights to use all of the material assets, tangible and intangible, used by, or necessary for the conduct of, the Acquired Business.

                  3.27 Corporate Names. Schedule 3.27 sets forth all of the previous corporate names of Seller whether in French or English.


                                    ARTICLE 4

            REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER PARENT
            --------------------------------------------------------

                  Each of Buyer and Buyer Parent represents and warrants to Seller, jointly and severally, that:

                  4.1 Organization. Each of Buyer and Buyer Parent (collectively, the "Buyer Parties") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

                  4.2 Corporate Authority. Each of the Buyer Parties has full corporate power and authority to enter into this Agreement and the Agreements to which it is or will be a party at Closing and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Buyer Parties of the Agreements to which they respectively are parties have been duly authorized by all requisite corporate action. This Agreement has been, and each of the other Agreements to which a Buyer Party is to be a party as of the Closing Date will be, duly executed and delivered by such Buyer Party, and (assuming due execution and delivery by Seller) this Agreement constitutes, and each of the other Agreements to which a Buyer Party will be a party when executed and delivered will constitute, a valid and binding obligation of such Buyer Party, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors' rights generally or by general equitable principles.

                  4.3 No Violation. Except as disclosed in Schedule 4.3 to the disclosure letter provided by Buyer and Buyer Parent to Seller dated the date hereof (the "Buyer Disclosure Letter") and except for rules promulgated by the National Association of Securities Dealers, Inc. for Nasdaq National Market issuers, neither Buyer Parent nor Buyer is subject to or bound by any provision of:

                  (a)  any Law or judicial or administrative decision,

                  (b) any articles or certificate of incorporation (or similar corporate organizational documents) or by-laws,

                  (c) any mortgage, deed of trust, lease, note, shareholders' agreement, bond, indenture, other instrument or agreement, license, permit, trust, custodianship, other restriction, or

                  (d) any judgment, order, writ, injunction or decree of any Governmental Authority,

that would prevent or be violated by, or under which there would be a default as a result of, the execution, delivery and performance by Buyer and Buyer Parent of this Agreement and the consummation of the transactions contemplated hereby. Except as disclosed in Schedule 4.3 to the Buyer Disclosure Letter and except as contemplated by this Agreement, and except for approval of the transactions contemplated hereby by the shareholders of Buyer

Parent, no consent, approval or authorization of or declaration or filing with any Person is required for the valid execution, delivery and performance by Buyer or Buyer Parent of this Agreement and the consummation of the transactions contemplated hereby.

                  4.4 Authorized and Outstanding Shares of Capital Stock. (a) As of the date hereof, the authorized capital stock of Buyer Parent consists of 3,000,000 shares of Common Stock, par value $.01 per share (the "Buyer Parent Common Stock"), of which 1,692,476 shares of Buyer Parent Common Stock are issued and outstanding. At the Closing Date, the authorized capital stock of Buyer Parent will consist of 6,000,000 shares of Buyer Parent Common Stock. Except as disclosed on Schedule 4.4(a) to the Buyer Disclosure Letter and except as contemplated by this Agreement, no subscription, warrant, option or other right to purchase or acquire any shares of any class of capital stock of Buyer Parent or securities convertible into such capital stock is authorized or outstanding and there is no commitment of Buyer Parent to issue any such shares, warrants, options or other such rights or securities.

                  (b) The authorized capital stock of Buyer consists of an unlimited number of shares of Common Stock (the "Buyer Common Stock"), an unlimited number of Class A Mandatorily Redeemable Preferred Stock, an unlimited number of Class B Mandatorily Redeemable Preferred Stock and an unlimited number of Class E Exchangeable Preferred Stock, of which one share of Buyer Common Stock is issued and outstanding and held of record by Buyer Parent. Except as disclosed on Schedule 4.4(b) to the Buyer Disclosure Letter and except as contemplated by this Agreement, no subscription, warrant, option or other right to purchase or acquire any shares of any class of capital stock of Buyer or securities convertible into such capital stock is authorized or outstanding and there is no commitment of Buyer to issue any such shares, warrants, options or other such rights or securities.

                  4.5 Preferred Stock. (a) The Articles of Incorporation, as amended, of Buyer authorize and establish the terms of the Preferred Stock. The Preferred Stock has been duly authorized and, when the Preferred Stock has been delivered in accordance with this Agreement on the Closing Date and on the date referred to in Section 1.4(e) (with respect to the Class A Mandatorily Redeemable Preferred Stock), the Preferred Stock will have been duly authorized, validly issued, fully paid and nonassessable, free and clear of all Encumbrances of Persons claiming by or through Buyer or Buyer Parent and free and clear of preemptive rights.

                  (b) When the Class E Exchangeable Preferred Stock is delivered pursuant to this Agreement on the Closing Date, the Class E Exchangeable Preferred Stock will be exchangeable for a like amount of shares of Buyer Parent Common Stock, as such shares may be adjusted from time to time (the "Underlying Shares") in accordance with their terms as set forth in Appendix A attached hereto. The Underlying Shares issuable upon the exchange of the Class E Exchangeable Preferred Stock as of the Closing Date will be duly authorized and reserved for issuance upon such exchange by Buyer Parent and, when issued upon such exchange, will be validly issued, fully paid and nonassessable, free and clear of all Encumbrances of Persons claiming by or through Buyer or Buyer Parent and free and clear of preemptive rights.

                  4.6 Note. The execution, delivery and performance by Buyer of the Note have been duly authorized by all requisite corporate action. The Note, as of the Closing Date, will be duly executed and delivered by Buyer and will constitute a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or by general equitable principles.

                  4.7 SEC Documents. Buyer Parent has furnished or will furnish Seller with a true and complete copy of each report, schedule, registration statement and definitive proxy statement (including all exhibits and schedules thereto and documents incorporated by reference therein) filed by Buyer Parent with the Securities and Exchange Commission (the "SEC") since January 1, 1994 (the "SEC Documents"), which are all the SEC Documents (other than preliminary material) that Buyer Parent was required to file with the SEC since such date. As of their respective filing dates, the SEC Documents complied as to form in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC thereunder applicable to such SEC Documents and none of the SEC Documents, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of Buyer Parent included or incorporated by reference in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q promulgated by the SEC) and fairly present (subject, in the case of the unaudited statements, to normal, recurring audit adjustments) the consolidated financial position of Buyer Parent as at the dates thereof and the consolidated results of operations and cash flows for the periods then ended.

                                    ARTICLE 5

                        CERTAIN COVENANTS AND AGREEMENTS
                        OF SELLER, BUYER AND BUYER PARENT
                        ---------------------------------

                  5.1 Conduct of Business Prior to the Closing Date. Seller agrees that, between the date hereof and the Closing Date:

                  (a) Except as contemplated by this Agreement or permitted by written consent of Buyer or Buyer Parent, Seller shall cause the Acquired Business to operate its businesses only in the ordinary course consistent with prior practice and not to:

                       (i)   take  any  action  of  the  nature  referred  to in
         Section 3.14, except as permitted therein; or

                      (ii)   change   Seller's  or  the  Acquired   Subsidiary's
         certificate  or  articles  of  incorporation   (or  similar   corporate
         organizational documents) or by-laws.

                  (b) Seller shall preserve the business organization of the Acquired Business intact and shall use its best efforts to keep available to Buyer the services of the present officers and employees of the Acquired Business listed on Schedule 3.12(a) as continuing employees and to preserve for Buyer the goodwill of the Acquired Business suppliers, customers, distributors, sales representatives and others having business relations with the Acquired Business except for any loss of the foregoing which would not, singly or in the aggregate, have a Material Adverse Effect on the Acquired Business.

                  (c) Seller shall maintain in force the insurance policies referred to in Schedule 3.17 or insurance policies providing the same or substantially similar coverage; provided, however, that Seller will notify Buyer prior to the expiration of any of such insurance policies.

                  (d) Seller shall diligently pursue its rights with respect to the matters listed in Schedule 3.6 and Schedule 3.13(c).

                  (e) Except as contemplated by this Agreement or permitted by written consent of Buyer or Buyer Parent, no plan, fund, or arrangement disclosed or required to be disclosed in Schedule 3.12(a) has been or will be:

                       (i)   terminated by Seller;

                      (ii) amended (except as expressly required by law) in any manner which would directly or indirectly increase the benefits accrued, or which may be accrued, by any participant thereunder; or

                     (iii)   amended  in  any  manner  which  would   materially
         increase the cost to Buyer of maintaining such plan, fund, or arrangement.

                  5.2 Employee Matters. (a) Buyer shall offer employment to the employees of the Acquired Business listed on Schedule 3.12(a) as continuing employees on the same terms and conditions with respect to employment conditions and remuneration as enjoyed by such employees immediately prior to or effective as of the Closing Date. Employees of the Acquired Business who accept such offer of employment shall be referred to herein as "Transferred Employees". From and after the Closing Date, the employment or cost of termination or future compensation to the Transferred Employees shall be the sole responsibility of Buyer. In the event that an employee of the Acquired Business does not accept the Buyer's offer of employment, the costs of termination or future compensation of such employee shall be the sole responsibility of Buyer.

                  (b) Employee Benefit Plans. Effective as of the Closing Date, Buyer shall assume all of the Benefit Plans set forth on Schedule 3.12(a) and all assets, liabilities and obligations to provide benefits thereunder. Effective as of the Closing Date, Seller shall not have any liabilities or obligations with respect to the Benefit Plans set forth on Schedule 3.12(a).

                  5.3 Expenses and Finder's Fees. Buyer, Buyer Parent and Seller will bear their own expenses in connection with this Agreement and its performance, except that, if this Agreement is terminated, otherwise than by reason of a material breach of the terms hereof by Buyer or Buyer Parent, Seller shall reimburse Buyer and Buyer Parent for all out-of-pocket expenses incurred by them in the preparation, negotiation, execution and delivery and performance of the Agreements, including but not limited to the fees and expenses of (i) Buyer Parent's independent certified public accountants, (ii) Houlihan, Lokey, Howard & Zukin, Inc. ("Houlihan Lokey") and (iii) special United States and Canadian counsel to the Special Committee of the Board of Directors of Buyer Parent (the "Special Committee"). Seller, on the one hand, and Buyer and Buyer Parent, on the other hand, each represent and warrant to the other that the negotiations relative to this Agreement and the transactions contemplated hereby have been carried on in such a manner as not to give rise to any valid claims against the other party or the Acquired Business for a brokerage commission, finder's fee or other like payment.

                  5.4 Access to Information and Confidentiality. Seller agrees that Buyer and Buyer Parent may conduct such reasonable investigation with respect to the business, business prospects, assets, liabilities (contingent or otherwise), results of operations, employees and financial condition of Seller and the Acquired Subsidiary as will permit Buyer and Buyer Parent to evaluate their interest in the transactions contemplated by this Agreement. Each of Seller, Buyer and Buyer Parent will hold and will cause their respective representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process, or, in the opinion of its counsel, by other requirements of Law, all documents and information concerning Seller or the Acquired Business furnished to Buyer and Buyer Parent and all documents and information concerning Buyer and Buyer Parent furnished to Seller in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by Buyer or Buyer Parent prior to its disclosure to Buyer or Buyer Parent by Seller, (b) previously known by Seller prior to its disclosure to Seller by Buyer or Buyer Parent, (c) in the public domain through no fault of either Seller or Buyer or Buyer Parent or (d) later lawfully acquired by either Seller or Buyer or Buyer Parent from other sources that are not under an obligation of confidentiality) and will not release or disclose such information to any other Person, except in connection with this Agreement to its lenders, auditors, attorneys, financial advisors and other consultants and advisors.

                  5.5 Press Releases. Except as required by law or stock exchange regulation, any public announcements regarding the transactions contemplated hereby shall be made only with the mutual consent of Seller, Buyer and Buyer Parent.

                  5.6 Transitional Assistance. Seller shall cooperate with and assist Buyer in the orderly transfer of the business of the Acquired Business after the Closing Date. Such cooperation and assistance shall include but not be limited to (a) the physical transfer of any books, records and computer software of the Acquired Business; (b) reasonable access to and assistance from any employees of Seller; and (c) reasonable access to and use of the facilities and equipment of Seller during such transitional period.

                  5.7 Transfer Taxes. All transfer Taxes, realty documentary stamp Taxes, sales and use Taxes and goods and services Taxes, if any, payable by reason of this transaction or the sale, transfer or delivery of the Acquired Business shall be borne by Buyer. Seller and Buyer shall cooperate in minimizing any such sales, transfer or similar Taxes, including the execution and delivery of any necessary certificates, questionnaires, affidavits or other similar documents in connection with such Taxes.

                  5.8  Shareholder Meeting; Voting of Buyer Parent Common Stock.
(a) Buyer Parent shall take all action (coordinating the timing thereof with Seller) to the extent necessary, in accordance with applicable Law, Buyer Parent's certificate of incorporation and by-laws, to convene a meeting of its shareholders as promptly as practicable after the execution of this Agreement to consider and vote on the transactions contemplated by this Agreement.

                  (b) At any such shareholder meeting referred to in clause (a) of this Section 5.8, Seller shall cause all of the shares of Buyer Parent Common Stock owned by Seller, beneficially or otherwise, to be voted in favor of the transactions contemplated by this Agreement. After the date hereof, Seller shall cause all of the shares of Buyer Parent Common Stock owned by Seller, beneficially or otherwise, to be voted in favor of maintaining the Special Committee, or a similarly constituted group, for the purpose of monitoring the compliance by Seller of its obligations under the Agreements.

                  5.9 Proxy Statement. Buyer Parent shall promptly prepare and file with the SEC, subject to the prior approval of Seller (which approval shall not be unreasonably withheld), a proxy or information statement relating to the transactions contemplated by this Agreement (the "Proxy Statement") as required by the Exchange Act and the rules and regulations thereunder. Seller shall furnish all information concerning the Acquired Business and the shareholders of Seller as may be reasonably requested by Buyer Parent in connection with the Proxy Statement. Buyer Parent shall use its best efforts to respond to any comments of the SEC and to cause the Proxy Statement to be mailed to Buyer Parent's shareholders at the earliest practicable time. Buyer Parent will notify Seller promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Seller with copies of all correspondence between Buyer Parent or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. If at any time prior to the Closing Date, any event shall occur that should be set forth in an amendment or supplement to the Proxy Statement, Buyer Parent will promptly prepare and mail such amendment or supplement. Buyer Parent will not mail the Proxy Statement, or any amendment thereof or supplement thereto, to its shareholders unless it has first obtained consent of Seller to such mailing, which consent shall not be unreasonably withheld or delayed.

                  5.10 Reservation of Underlying Shares; Exchange of Class E Exchangeable Preferred Stock. Buyer Parent shall continue to reserve the Underlying Shares for issuance until exchange of the Class E Exchangeable Preferred Stock pursuant to its terms. Upon exchange of the Class E Exchangeable Preferred Stock pursuant to the terms thereof, Buyer Parent shall cause such exchange to be effected and issue the Underlying Shares in connection with such exchange to the holder or holders of the Class E Exchangeable Preferred Stock.

                  5.11 GST Election. The Buyer and the Seller shall elect jointly pursuant to the provisions of subsection 167(1) of the Canadian Excise Tax Act and section 75 of the Quebec Sales Tax Act (collectively, the "Excise Act"), by completing and filing all prescribed forms and related documents in such manner and at such time as is prescribed, that for the purposes of the Excise Act, no tax is payable under the Excise Act in respect of the assets relating to the Acquired Business and the Buyer shall be deemed to have acquired such assets for use exclusively in commercial activities of the Buyer. Each of the Seller and the Buyer hereby represents that it is a registrant as described under the Excise Act. In the event Revenue Canada (or its Quebec counterpart) does not accept the foregoing and the Seller is challenged by Revenue Canada (or its Quebec counterpart), the Buyer will provide all assistance, cooperation and documentation as reasonably requested by the Seller.

                  5.12 Bulk Sales Legislation. The parties agree to waive compliance with the provisions of any bulk sales legislation or similar legislation which may be applicable to the transactions contemplated by this Agreement.

                  5.13 Conduct  of  Business by Seller  After the Closing  Date.
Seller agrees that for a period of three years after the Closing Date, except as contemplated by this Agreement or permitted by written consent of Buyer or Buyer Parent, Seller shall not engage in any business other than the making of Permitted Investments. For purposes of this Section 5.13, (a) "Permitted Investments" mean (i) Investments in Government Obligations maturing within 365 days of the date of acquisition thereof, (ii) Investments in certificates of deposit or Eurodollar deposits maturing within 365 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States, or any state thereof, or the laws of Canada, or any province thereof, and that has a combined capital and surplus of at least Cdn$1 billion and rated at least A3 by Moody's Investors Service, Inc. or otherwise of investment grade, (iii) Investments in repurchase agreements involving investments in Government Obligations entered into with any bank, trust company or investment bank rated at least A- by Standard & Poor's and at least A3 and P-1 by Moody's Investors Service, Inc. or otherwise of investment grade, (iv) Investments in commercial paper maturing not more than 150 days from the date of acquisition thereof and rated at least A- 1 by Standard & Poor's and at least P-1 by Moody's Investors Service, Inc. or otherwise of investment grade issued by a corporation (except Seller) that is organized under the laws of any state of the United States or the District of Columbia or under the laws of Canada or of any province of Canada and (v) Investments in money market accounts or funds whose assets solely consists of cash or the items listed in clauses
(a)(i), (ii), (iii) and (iv) hereof and this clause (a)(v), (b) "Investments" mean, with respect to any Person, any loan or advance to, any acquisition of equity interests, obligations or other securities of, or capital contribution or other investment in, such Person and (c) "Government Obligations" mean direct obligations (or certificates representing an ownership interest in such obligations) of the United States or any state thereof or Canada or any province thereof (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States or any state thereof or Canada or any province thereof, as the case may be, is pledged.

                  5.14 No Assignment of Note. Seller agrees not to sell, assign, hypothecate, transfer, pledge or otherwise convey the Note until the Note is exchanged for the Class A Mandatorily Redeemable Preferred Stock pursuant to
Section 1.2.

                  5.15 Seller Reimbursement. Within the three-year period following the Closing Date, to the extent any Undisclosed Liabilities are discharged by Buyer or Buyer Parent, and within six months of such discharge, if an Event of Insolvency of the Buyer occurs, Seller shall reimburse Buyer or Buyer Parent, as the case may be, for the amount so discharged (it being understood that Buyer Parent shall reimburse Seller to the extent Seller makes any payment to Buyer Parent under this Section 5.15 and applicable bankruptcy law requires Seller to make such payment to Buyer and such payment is made by Seller). For purposes of this Section 5.15, (a) "Undisclosed Liabilities" shall mean all liabilities of Seller specifically assumed by Buyer pursuant to the Undertaking other than Disclosed Liabilities (as defined in Section 8.2(b)(ii)) and (b) "Event of Insolvency of the Buyer" shall mean (i) the Buyer admits in writing its inability to pay its debts generally as they become due, (ii) the Buyer makes a general assignment for the benefit of creditors, (iii) the Buyer becomes subject to bankruptcy proceedings that it is not contesting in good faith, diligently and by appropriate means or which proceedings continue undischarged, unstayed or undismissed for a period of thirty (30) days, (iv) the Buyer submits to or makes any application to any Governmental Authority for the purpose of suspension of payment of its liabilities generally, (v) the Buyer petitions to or applies to any Governmental Authority for the appointment of an administrator, receiver, trustee or intervenor for itself or for any substantial part of its property, (vi) the Buyer commences or has commenced against it or in respect of its debts, any proceeding under any Law, relating to reorganization, compromise, settlement, arrangement, adjustment, dissolution or liquidation, which proceedings it is not contesting in good faith, diligently and by appropriate means or which proceedings continue undischarged, unstayed or undismissed for a period of thirty (30) days or (vii) the Buyer by any act indicates its consent to, approval of or acquiescence in any bankruptcy, reorganization or insolvency proceeding under any Law or any proceeding for the appointment of an administrator, trustee, receiver or intervenor for itself or for any substantial part of its property or suffers any such receivership or trustee to remain undischarged for a period of thirty (30) days.

                  5.16 Corporate Changes. On or about the Closing Date, (a) the Certificate of Incorporation, as amended, of Buyer Parent will be amended to (i) increase the authorized capital stock of Buyer Parent Common Stock from 3,000,000 shares to 6,000,000 shares and (ii) change the corporate name of Buyer Parent from "Hosposable Products, Inc." to "Wyant Corporation," (b) the Articles of Incorporation, as amended, of Seller will be amended to change the corporate name of Seller from "G.H. Wood + Wyant Inc." to another corporate name that may include "Wyant" but otherwise will be distinct from "Wyant Corporation" and "G.H. Wood + Wyant Inc." and (c) the Articles of Incorporation, as amended, of Buyer will be amended to change the corporate name of Buyer from "3290441 Canada Inc." to "Wood-Wyant Inc."

                  5.17 Guarantee of Real Property Lease Obligations. Buyer Parent agrees to guarantee Buyer's obligations under the Real Property Leases being assigned to Buyer pursuant to the Lease Assignments if the landlord requires such guarantee as a condition of consenting to the Lease Assignment or releasing Seller from its obligations under any such Real Property Leases.

                  5.18 Issuance of Preferred Stock. Buyer agrees not to issue additional shares of its Class A preferred stock or its Class B preferred stock until the Class A Mandatorily Redeemable Preferred Stock and the Class B Mandatorily Redeemable Preferred Stock are no longer outstanding.

                  5.19 Seller Covenant Relating to X Shares. Seller agrees that until six years after the Closing Date (a) dividends or other distributions declared or paid with respect to the X Shares (as defined in Section 8.3(g)) will be limited in amount to (i) the proceeds of dividends or other distributions received by Seller with respect to the Excluded Shares (as defined in Section 8.3(g)), (ii) the dividends disclosed on Schedule 3.14 in connection with the corporate reorganization of the Seller and (iii) (x) the shares of Class A Mandatorily Redeemable Preferred Stock to be distributed by Seller to each of 1186020 Ontario Limited and 3287858 Canada Inc. after the exchange of the Note as set forth in Section 1.2 all as specified in Schedule 3.14 (the "Class A Excluded Shares") and (y) Cdn$4.4 million representing the portion of the cash consideration to be paid by Buyer to Seller for the Acquired Business pursuant to Section 1.2 to be distributed by Seller to 1186020 Ontario Limited and 3287858 Canada Inc. after the Closing all as specified in Schedule 3.14 and
(b) any redemption, retraction or purchase price payable by Seller with respect to the X Shares will be payable solely by delivery of the Excluded Shares or the Underlying Shares relating to the Excluded Shares.

                  5.20 Seller Covenant Relating to Capital Stock. Seller agrees until six years after the Closing Date not to issue or sell any shares of Seller's capital stock to any Person other than James A. Wyant, by operation of law or otherwise, unless Seller has first obtained and provided to Buyer and Buyer Parent a guaranty of the transferee thereof substantially to the same effect as the Guaranty Agreement (as defined in Section 6.8) satisfactory in form and substance to Buyer and Buyer Parent; provided, however, that this
Section 5.20 shall not apply to sales or issuances by Seller of the X Shares.

                                    ARTICLE 6

                 CONDITIONS PRECEDENT OF BUYER AND BUYER PARENT
                 ----------------------------------------------

                  Buyer and Buyer Parent need not consummate the transactions contemplated by this Agreement unless the following conditions shall be fulfilled:

                  6.1 Representations and Warranties. Except as otherwise contemplated or permitted by this Agreement, (a) the representations and warranties of Seller contained in this Agreement or in any certificate or document delivered to Buyer and Buyer Parent pursuant hereto shall be deemed to have been made again at and as of the Closing Date and shall then be true in all material respects (except for any such representation or warranty that by its terms is qualified as to materiality, which representation and warranty shall then be true in all respects) and (b) Seller shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by Seller prior to or on the Closing Date, and Buyer and Buyer Parent shall have been furnished with a certificate of an appropriate officer of Seller, dated the Closing Date, certifying to the effect of clauses (a) and (b) of this Section 6.1.

                  6.2 Opinion of Seller's Counsel. Buyer and Buyer Parent shall have been furnished with opinions dated the Closing Date of each of Winthrop, Stimson, Putnam & Roberts and McCarthy Tetrault, each counsel for Seller, substantially in the forms attached hereto as Exhibits J-1 and J-2.

                  6.3 No Injunction. No injunction, restraining order or decree of any Governmental Authority shall exist against Buyer, Buyer Parent, Seller or the Acquired Subsidiary, or any of the principals, officers or directors of any of them, that restrains, prevents or materially changes the transactions contemplated hereby.

                  6.4  Consents.  All consents and  approvals of third  parties, including, without limitation, Governmental Authorities and non-governmental self-regulatory agencies and the requisite approval of the transactions contemplated by this Agreement by the shareholders of Buyer Parent, and all filings with and notifications of Governmental Authorities, regulatory agencies (including non-governmental self-regulatory agencies) or other entities which regulate the business of Buyer, Buyer Parent, Seller or the Acquired Subsidiary necessary on the part of Buyer, Buyer Parent, Seller or the Acquired Subsidiary, to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and to permit the continued operation of the respective businesses of Buyer or the Acquired Business in substantially the same manner after the Closing Date as theretofore conducted, other than routine post-closing notifications or filings, shall have been obtained or effected.

                  6.5 Fairness Opinion. The Board of Directors of Buyer Parent shall have been furnished with an opinion dated the date hereof, and updated to a date not more than five business days prior to the Closing Date, of Houlihan Lokey advising Buyer Parent's Board of Directors that the consideration to be paid by Buyer for the purchase of the Acquired Business pursuant to this Agreement is fair to the shareholders of Buyer Parent, in their capacity as such, from a financial point of view (the "Fairness Opinion").

                  6.6 Material Adverse Change. Since September 30, 1996, there has been no material adverse change in the business, financial condition, assets, liabilities (contingent or otherwise) or results of operations of the Acquired Business.

                  6.7  Investment  Letters.  Buyer and Buyer  Parent  shall have been furnished with investment letters from each of James A. Wyant, 1186020 Ontario Limited, John Derek Wyant, 3287858 Canada Inc. and Lynne Emond setting forth substantially the representations contained in Section 3.25.

                  6.8 Guaranty Agreement. Buyer and Buyer Parent shall have been furnished with a guaranty agreement among James A. Wyant, Buyer and Buyer Parent substantially in the form of Exhibit K attached hereto (the "Guaranty Agreement").

                  6.9 Financing. (a) Credit facilities will be available to Buyer and Buyer Parent on substantially the same terms as existing credit facilities of Seller and Buyer Parent, respectively, with such modifications as may be necessary to permit Buyer and Buyer Parent to fulfill their obligations under the terms of this Agreement and the other Agreements, and (b) Buyer Parent shall have entered into a credit agreement with an institutional lender enabling Buyer Parent to borrow at the Closing up to U.S.$2 million at market interest rates and with a maturity date at least three years after the Closing Date.


                                    ARTICLE 7

                         CONDITIONS PRECEDENT OF SELLER
                         ------------------------------

                  Seller need not consummate the transactions contemplated hereby unless the following conditions shall be fulfilled:

                  7.1 Representations and Warranties. Except as otherwise contemplated or permitted by this Agreement, (a) the representations and warranties of Buyer and Buyer Parent contained in this Agreement or in any certificate or document delivered to Seller pursuant hereto shall be deemed to have been made again at and as of the Closing Date and shall then be true in all material respects (except for any such representation and warranty that by its terms is qualified as to materiality, which representation and warranty shall then be true in all respects) and (b) Buyer and

Buyer Parent shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by them prior to or on the Closing Date, and Seller shall have been furnished a certificate of an appropriate officer of Buyer and of Buyer Parent, dated the Closing Date, certifying to the effect of clauses (a) and (b) of this Section 7.1.

                  7.2 Opinion of Special Counsel for the Special Committee. Seller shall have been furnished with opinions dated the Closing Date of each of Sutherland, Asbill & Brennan, L.L.P. and Stikeman, Elliott, each special counsel for the Special Committee, substantially in the forms attached hereto as Exhibits L-1 and L-2.

                  7.3 No Injunction. No injunction, restraining order or decree of any court or Governmental Authority shall exist against Buyer, Buyer Parent, Seller or any Acquired Subsidiary, or any of the principals, officers or directors of any of them, that restrains, prevents or materially changes the transactions contemplated hereby.

                  7.4  Consents.  All  consents and  approvals of third  parties including, without limitation, Governmental Authorities, and non-governmental self-regulatory agencies and the requisite approval of the transactions contemplated by this Agreement by the shareholders of Buyer Parent, and all filings with and notifications of Governmental Authorities, regulatory agencies (including non-governmental self-regulatory agencies) or other entities which regulate the Acquired Business, necessary on the part of Seller, to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, other than routine post-closing notifications or filings, shall have been obtained or effected.

                  7.5 Fairness Opinion. The Board of Directors of Buyer Parent shall have been furnished with the Fairness Opinion.

                  7.6 Material Adverse Change. Since the filing date of its most recent SEC Document, there has been no material adverse change in the business, financial condition, assets, liabilities (contingent or otherwise) or results of operations of Buyer Parent.

                  7.7 Covenant Agreement. Seller shall have been furnished with a covenant agreement among Buyer, Buyer Parent and Seller substantially in the form of Exhibit M attached hereto (the "Covenant Agreement").

                  7.8 Registration Rights Agreement. Seller shall have been furnished with a registration rights agreement among Buyer Parent, Seller and James A. Wyant substantially in the form of Exhibit N attached hereto (the "Registration Rights Agreement").

                  7.9 Financing. (a) Credit facilities will be available to Buyer and Buyer Parent on substantially the same terms as existing credit facilities of Seller and Buyer Parent, respectively, with such modifications as may be necessary to permit Buyer and Buyer Parent to fulfill their obligations under the terms of this Agreement and the other Agreements, and (b) Buyer Parent shall have entered into a credit agreement with an institutional lender enabling Buyer Parent to borrow at the Closing up to U.S.$2 million at market interest rates and with a maturity date at least three years after the Closing Date.


                                    ARTICLE 8

                                 INDEMNIFICATION
                                 ---------------

                  8.1 Indemnification by Seller. Seller hereby agrees to defend, indemnify and hold harmless Buyer, Buyer Parent, their respective successors, assigns, directors, officers and Affiliates (except for G.W. Wyant and James A. Wyant) (collectively, the "Buyer Indemnitees") from and against any and all losses, deficiencies, liabilities, damages, assessments, judgments, costs and expenses, including attorneys' fees (both those incurred in connection with the defense or prosecution of the indemnifiable claim and those incurred in connection with the enforcement of this provision), including Environmental Liabilities and Costs, whether or not involving a third-party claim (collectively, "Buyer Losses"), caused by, resulting from or arising out of:

                  (a) (i) breaches of representation or warranty on the part of Seller contained in this Agreement or in any certificate or document delivered to Buyer or Buyer Parent pursuant hereto; and (ii) failures by Seller to perform or otherwise fulfill any undertaking or other agreement or obligation hereunder;

                  (b) any liability of Seller not specifically assumed by Buyer pursuant to the Undertaking;

                  (c) any liability for the failure of the parties to comply with the provisions of any bulk sales legislation or similar legislation which may be applicable to the transactions contemplated by this Agreement, provided that nothing herein shall derogate or be deemed to derogate from the obligations of Buyer under the Undertaking and the obligations of Buyer and Buyer Parent under Section 8.2;

                  (d) the invalidity of the Fairness Opinion as a result of (i) the data, material and other information (excluding financial forecasts and projections) provided by or on behalf of Seller only with respect to Seller, its stockholders and the Acquired Subsidiary and identified by Houlihan Lokey in the Fairness Opinion as being relied upon by it being incomplete or incorrect in any material respect or (ii) the financial forecasts and projections provided by or on behalf of Seller only with respect to Seller and the Acquired Subsidiary and identified by

Houlihan Lokey in the Fairness Opinion as being relied upon by it not having been prepared in good faith and on a reasonable basis;

                  (e) (i) the data, material and other information (excluding financial forecasts and projections) provided by or on behalf of Seller only with respect to Seller, its stockholders and the Acquired Subsidiary and identified by Houlihan Lokey in the Fairness Opinion as being relied upon by it being incomplete or incorrect in any material respect or (ii) the financial forecasts and projections provided by or on behalf of Seller only with respect to Seller and the Acquired Subsidiary and identified by Houlihan Lokey in the Fairness Opinion as being relied upon by it not having been prepared in good faith and on a reasonable basis but, in each case, only to the extent Buyer Losses are incurred by the Buyer Indemnitees in connection with any claim of Houlihan Lokey relating thereto;

                  (f) claims of any shareholder of Buyer Parent that the information provided by or on behalf of Seller only with respect to Seller, its stockholders and the Acquired Subsidiary for inclusion in the Proxy Statement, at the date of mailing to shareholders of Buyer Parent and at the time of the meeting of shareholders of Buyer Parent contemplated by Section 5.8(a), contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

                  (g) any and all actions, suits, proceedings, claims or demands, incident to any of the foregoing or such indemnification; provided, however, that if any claim, liability, demand, assessment, action, suit or proceeding shall be asserted against a Buyer Indemnitee in respect of which a Buyer Indemnitee proposes to demand indemnification ("Buyer Indemnified Claims"), Buyer or such other Buyer Indemnitee shall notify Seller thereof, provided further, however, that the failure to so notify Seller shall not reduce or affect Seller's obligations with respect thereto except to the extent that Seller is materially prejudiced thereby. Subject to rights of or duties to any insurer or other third Person having liability therefor, Seller shall have the right promptly upon receipt of such notice to assume the control of the defense, compromise or settlement of any such Buyer Indemnified Claims (provided that any compromise or settlement must be reasonably approved by Buyer), including, at its own expense, employment of counsel reasonably satisfactory to Buyer; provided, however, that if Seller shall have exercised its right to assume such control, Buyer may, in its sole discretion and at its expense, employ counsel to represent it (in addition to counsel employed by Seller) in any such matter, and in such event counsel selected by Seller shall be required to cooperate with such counsel of Buyer in such defense, compromise or settlement.

                  8.2 Indemnification by Buyer and Buyer Parent. Each of Buyer and Buyer Parent hereby agrees to jointly and severally defend, indemnify and hold harmless Seller and its successors, assigns, directors, officers and Affiliates (collectively, "Seller Indemnitees") from and against any and all losses, deficiencies, liabilities, damages, assessments, judgments, costs and expenses, including attorneys' fees (both those incurred in connection with the defense or prosecution of the indemnifiable claim and those incurred in connection with the enforcement of this provision), whether or not involving a third-party claim (collectively, "Seller Losses"), resulting from or arising out of:

                  (a) (i) breaches of representation and warranty on the part of Buyer or Buyer Parent contained in this Agreement or in any certificate or document delivered to Seller pursuant hereto; and (ii) failures by Buyer or Buyer Parent to perform or otherwise fulfill any undertaking or agreement or obligation hereunder;

                  (b) (i) with respect to Buyer, all liabilities of Seller specifically assumed by Buyer pursuant to the Undertaking; and (ii) with respect to Buyer Parent, any liability of Seller specifically assumed by Buyer pursuant to the Undertaking (w) as and to the extent reflected or reserved against on the Reference Balance Sheet or the Final Statement of Net Assets; (x) as specifically described in any of the schedules delivered to Buyer and Buyer Parent pursuant to the Seller Disclosure Letter (or by reason of thresholds applicable thereto are not required to be disclosed); (y) as incurred since the Reference Balance Sheet Date in the ordinary course of business or consistent with Section 3.14; or (z) open purchase or sales orders or agreements for delivery of goods and services in the ordinary course of business consistent with prior practice (the liabilities in clauses (w), (x), (y) and (z) are hereinafter referred to as "Disclosed Liabilities"); and

                  (c) any and all actions, suits, proceedings, claims and demands incident to any of the foregoing or such indemnification;

provided, however, that if any claim, liability, demand, assessment, action, suit or proceeding shall be asserted in respect of which a Seller Indemnitee proposes to demand indemnification ("Seller Indemnified Claims"), Seller or such other Seller Indemnitee shall notify Buyer and Buyer Parent thereof, provided further, however, that the failure to so notify Buyer and Buyer Parent shall not reduce or affect Buyer's or Buyer Parent's obligations with respect thereto except to the extent that Buyer or Buyer Parent is materially prejudiced thereby. Subject to rights of or duties to any insurer or other third Person having liability therefor, Buyer and Buyer Parent shall have the right promptly upon receipt of such notice to assume the control of the defense, compromise or settlement of any such Seller Indemnified Claims (provided that any compromise or settlement must be reasonably approved by Seller) including, at their own expense, employment of counsel reasonably satisfactory to Seller; provided, however, that if Buyer and Buyer Parent shall have exercised their right to assume such control, Seller may, in its sole discretion and at its expense, employ counsel to represent it (in addition to counsel employed by Buyer and Buyer Parent) in any such matter, and in such event counsel selected by Buyer and Buyer Parent shall be required to cooperate with such counsel of Seller in such defense, compromise or settlement.

                  8.3 Certain Limitations. The liability of Seller, Buyer or Buyer Parent, as applicable, for claims under this Agreement shall be limited by the following:

                  (a) If the Closing shall not have occurred, recovery of the Buyer Indemnitees or the Seller Indemnitees, as the case may be, pursuant to
Section 8.1 or Section 8.2, as the case may be, shall be limited to actual out-of-pocket expenses and shall in no event include any special, indirect, incidental or consequential damages whatsoever.

                  (b) Two years after the Closing Date (or, in the case of a claim for breach of Section 3.15, three years after the Closing Date, and, in the case of a claim for breach of Section 3.11, six years after the Closing
Date), Seller shall have no further obligations under this Article 8, this Agreement or otherwise, except for Buyer Losses with respect to which the Buyer Indemnitees have given Seller written notice prior to such date.

                  (c) Two years after the Closing Date, Buyer and Buyer Parent shall have no further obligations under this Article 8, this Agreement or otherwise, except for Seller Losses with respect to which the Seller Indemnitees have given Buyer or Buyer Parent written notice prior to such date.

                  (d) No Buyer Losses or Seller Losses, as the case may be, shall be asserted by a Buyer Indemnitee or a Seller Indemnitee, as applicable, with respect to any matter that is covered by insurance, to the extent proceeds of such insurance are paid.

                  (e) (i) Anything to the contrary herein notwithstanding, the representations and warranties contained in clauses (a) through (e) of
         Section 3.15 and clauses (f) through (h) of Section 3.15 (but only to the extent there was a violation of applicable Environmental Laws at the time the event referred to in such clauses (f) through (h) occurred) shall be deemed to be breached only to the extent that any such breaches result in Buyer Losses in excess of Cdn$50,000 in the aggregate and then only to the extent such Buyer Losses exceed Cdn$50,000 in the aggregate.

                      (ii) Anything to the contrary herein notwithstanding, the representations and warranties contained in clauses (f) through (h) of
         Section 3.15 (but only to the extent not subject to clause (i) of this Section 8.3(e)) shall be deemed to be breached only to the extent that any such breaches result in Buyer Losses in excess of Cdn$30,000 in the aggregate and then only to the extent such Buyer Losses exceed Cdn$30,000 in the aggregate.

                     (iii) No claim or claims shall be asserted by a Buyer Indemnitee or a Seller Indemnitee, as applicable, pursuant to the provisions of this Article 8, unless the amount of Buyer Losses or Seller Losses, as the case may be, equals at least Cdn$350,000 in the aggregate and then only to the extent such Buyer Losses or Seller Losses, as the case may be, exceed Cdn$350,000 in the aggregate.

                      (iv) The aggregate amount of Buyer Losses recoverable pursuant to the provisions of this Article 8 (other than with respect to Section 8.1(d), (e) and (f)) by all Buyer Indemnitees shall be limited in the aggregate to the Purchase Price Indemnification Amount. For purposes of this Section 8.3(e)(ii), "Purchase Price Indemnification Amount" shall mean the sum of (x) Cdn$13,062,741 (plus or minus any adjustment to the Note as contemplated by Section 1.4(e)) and (y) the product of 1,000,000 multiplied by the average of the closing prices reported on the Nasdaq National Market for Buyer Parent Common Stock for the twenty trading days (whether or not any trades of Buyer Parent Common Stock occur on any such day) prior to the date hereof.

                  (f) Notwithstanding anything to the contrary contained in this Agreement, Buyer or Buyer Parent shall not be entitled to indemnification under Section 8.1 for any Buyer Losses to the extent that Buyer or Buyer Parent receives at or after the Closing an adjustment to the Purchase Price for such Buyer Losses by reason of
         Section 1.4.

                  (g) Anything to the contrary herein notwithstanding, Buyer or Buyer Parent shall not have any recourse against the Excluded Shares for purposes of satisfying any claims under this Agreement. For purposes of this Section 8.3(g), "Excluded Shares" means (i) the 83,333 shares of Class E Exchangeable Preferred Stock that will be held by Seller and, upon issuance thereof, will be identified by the Buyer on its stock records as being attributable to 1186020 Ontario Limited after the Closing through the X1 shares of Seller held by 1186020 Ontario Limited (the "JDW Shares") and (ii) the 83,333 shares of Class E Exchangeable Preferred Stock that will be held by Seller and, upon issuance thereof, will be identified by the Buyer on its stock records as being attributable to 3287858 Canada Inc. after the Closing through the X shares of Seller held by 3287858 Canada Inc. (the "LE Shares" and, together with the JDW Shares, the "X Shares") and, in each case, any distributions, exchanges or other substitutions therefor relating thereto.

                  (h) Anything to the contrary herein notwithstanding, Buyer or Buyer Parent shall not have any recourse against the Class A Excluded Shares (or the unpaid principal amount of the

         Note corresponding to the Class A Excluded Shares to the extent the Note has not been exchanged for the Class A Excluded Shares pursuant to
         Section  1.2)  for  purposes  of  satisfying   any  claims  under  this
         Agreement.

                  8.4 Satisfaction of Seller Indemnity. Buyer, Buyer Parent and Seller agree (a) that Seller shall satisfy its obligations under this Article 8 by surrender of the certificates representing, in this order and this order only, the shares of Class A Mandatorily Redeemable Preferred Stock (or the Note to the extent the Note has not been exchanged for the Class A Mandatorily
Redeemable Preferred Stock pursuant to Section 1.2), Class B Mandatorily Redeemable Preferred Stock, Class E Exchangeable Preferred Stock, the Underlying Shares, if any, and Buyer Parent Common Stock, in each case held by Seller, which surrender shall be automatic and without any further action of Seller, until such time as all such shares (or the Note, if applicable) have been surrendered, and (b) that Buyer and Buyer Parent will have no recourse against any other assets of Seller until the assets set forth in clause (a) hereof have been exhausted in the order so set forth. For purposes of this Section 8.4, (w) the value of the Note shall be the unpaid principal amount of the Note, (x) the value of each share of Class A Mandatorily Redeemable Preferred Stock and each share of Class B Mandatorily Redeemable Preferred Stock shall be its Redemption Price (as defined in Appendix A hereto), (y) the value of each share of Class E Exchangeable Preferred Stock at any time shall be the value of the Underlying Shares at such time and (z) the value of the Underlying Shares and the Buyer Parent Common Stock at the time any such shares or any shares of Class E Exchangeable Preferred Stock are surrendered pursuant to this Section 8.4 shall be the average of the closing prices reported on the Nasdaq National Market for Buyer Parent Common Stock for the twenty trading days (whether or not any trades of Buyer Parent Common Stock occur on any such day) prior to the date of such surrender.


                                    ARTICLE 9

              SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS
              -----------------------------------------------------

                  9.1 Representations, Warranties and Covenants. The covenants contained in this Agreement shall survive the Closing Date without limitation. The representations and warranties contained herein shall survive the Closing Date for a period of two years, except that any representation or warranty of Seller contained in Section 3.15 (Compliance with Law) shall survive for a period of three years and any representation or warranty contained in Section
3.11 (Tax Matters) shall survive for a period of six years. The right of a Buyer Indemnitee to make a claim for indemnification under Section 8.1(a)(i), and the right of a Seller Indemnitee to make a claim for indemnification under Section 8.2(a)(i), for a breach of any representation or warranty shall be made on or prior to the date, if any, on which the survival period for such representation or warranty expires, it being understood that claims made on or prior to such expiration date shall survive such expiration date.


                                   ARTICLE 10

                                  MISCELLANEOUS
                                  -------------

                  10.1 Cooperation. Each of the parties hereto shall use its reasonable efforts to take or cause to be taken all actions, to cooperate with the other party hereto, with respect to all actions, and to do, or cause to be done all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

                  10.2 Waiver. Any failure of Seller to comply with any of its obligations or agreements herein contained may be waived prior to Closing only in writing by Buyer or Buyer Parent, after the consent of a majority of the Special Committee. Any failure of Buyer or Buyer Parent to comply with any of its obligations or agreements herein contained may be waived only in writing by Seller.

                  10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt of: hand delivery; certified or registered mail, return receipt requested; or telecopy transmission with confirmation of receipt:

                           (i)      If to Seller, to:

                                    G.H. Wood + Wyant Inc.
                                    1475, 32 Avenue
                                    Lachine,  Quebec  H8T 3J1

                                    Telecopier:  (514) 636-1148
                                    Telephone:   (514) 636-9926

                                    Attention:  James A. Wyant

                                    (with a copy to)

                                    Winthrop, Stimson, Putnam & Roberts
                                    One Battery Park Plaza
                                    New York, New York   10004
                                    Telecopier:  (212) 858-1500
                                    Telephone:   (212) 858-1000

                                    Attention: Kenneth E. Adelsberg, Esq.

                                        and

                                    McCarthy Tetrault
                                    "Le Windsor"
                                    1170 Peel Street, 5th Floor
                                    Montreal, Quebec  H3B 4S8

                                    Telecopier:  (514) 397-4170
                                    Telephone:   (514) 397-4100

                                    Attention:  Thomas R.M. Davis, Esq.

                      (ii)          If to Buyer or Buyer Parent, to

                                    Hosposable Products, Inc.
                                    100 Readington Road
                                    Somerville, New Jersey  08876

                                    Telecopier:  (908) 707-1549
                                    Telephone:   (908) 707-1800

                                    Attention:  Joseph H. Weinkam, Jr.

                                    (with a copy to)

                                    Sutherland, Asbill & Brennan, L.L.P.
                                    1275 Pennsylvania Avenue, N.W.
                                    Washington, D.C. 20004

                                    Telecopier:  (202) 637-3593
                                    Telephone:   (202) 383-0100

                                    Attention:  James Darrow, Esq.

Such names and addresses may be changed by written notice to each person listed above.

                  10.4 Mail Received After Closing. Following the Closing, Buyer may receive and open all mail addressed to Seller or any Subsidiary or any agent or former agent thereof and deal with the contents thereof in its discretion to the extent that such mail and the contents thereof relate to the Acquired Business.

                  10.5 Governing Law and Consent to Jurisdiction; Dispute Resolution. (a) The rights and duties of the parties hereto under this Agreement shall, pursuant to New York General Obligations Law Section 5-1401, be governed by the law of the State of New York.

                  (b) Any dispute, claim or controversy arising out of or relating to this Agreement, or the interpretation or breach thereof, shall be referred to arbitration under the rules of the American Arbitration Association, to the extent such rules are not inconsistent with this Section 10.5. Judgment upon the award of the arbitrators may be entered in any court having jurisdiction thereof or such court may be asked to judicially confirm the award and order its enforcement, as the case may be. The demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter in question has arisen, and in any event shall not be made after the date when institution of legal or equitable proceedings, based on such claim, dispute or other matter in question, would be barred by the applicable statute of limitations.

                  (c) The arbitration panel shall consist of three arbitrators, one of whom shall be appointed by each party hereto. The two arbitrators thus appointed shall choose the third arbitrator; provided, however, that if the two arbitrators are unable to agree on the appointment of the third arbitrator, either arbitrator may petition the American Arbitration Association to make the appointment.

                  (d)  The place of arbitration shall be New York, New York.

                  10.6 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

                  10.7  Headings.   The  section  headings   contained  in  this
Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  10.8 Entire Agreement. This Agreement, including the Exhibits hereto and the documents referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

                  10.9 Amendment and Modification. This Agreement may be amended or modified only by written agreement of the parties hereto.

                  10.10 Binding Effect; Benefits. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns; nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto and their respective successors and assigns (and, to the extent provided in Sections 8.1 and 8.2, the other Buyer Indemnitees and Seller Indemnitees) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

                  10.11 Assignability. This Agreement shall not be assignable by any party hereto without the prior written consent of the other parties provided that Buyer may assign its rights under the Agreement to any Affiliate of Buyer provided that (a) the assignee Buyer and Buyer Parent enter into an agreement with the Seller under which the assignee acknowledges that it has assumed all of the obligations of Buyer and Buyer Parent hereunder and Buyer and Buyer Parent acknowledge that they will remain jointly and severally liable for all obligations of the assignee under this Agreement.

                  10.12 Acquired Subsidiary. Anything to the contrary herein notwithstanding, Buyer and Buyer Parent agree to permit the Acquired Subsidiary to be merged, amalgamated or otherwise combined with the Seller prior to the Closing Date.

                  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.



                                       HOSPOSABLE PRODUCTS, INC.


                                       By /s/ Joseph H. Weinkam, Jr.
                                         ____________________________
                                         Name: Joseph H. Weinkam, Jr.
                                         Title:  President and Chief
                                                 Operating Officer

                                       3290441 CANADA INC.



                                       By /s/ Donald C. MacMartin
                                         _________________________
                                         Name: Donald C. MacMartin
                                         Title: President

                                       G.H. WOOD + WYANT INC.



                                       By /s/ G.W. Wyant
                                          ________________________________
                                          Name: G.W. Wyant
                                          Title: Chairman of the Board



                                       By /s/ James A. Wyant
                                          _________________________________
                                          Name: James A. Wyant
                                          Title: Vice Chairman of the Board

                                                                   APPENDIX A


                    SHARE CONDITIONS FOR 3290441 CANADA INC.


                                   SCHEDULE I


I. An unlimited number of Class A shares, an unlimited number of Class B shares, an unlimited number of Class E exchangeable shares ("Exchangeable Shares") and an unlimited number of common shares are hereby created.

II. The Class A shares, the Class B shares, the Exchangeable shares and the common shares shall carry and be subject to the following rights, privileges, restrictions and conditions, that is to say:

III.                    CLASS A SHARES AND CLASS B SHARES

1.       Dividends

         (a) The holders of record of the Class A shares shall be entitled to a fixed cumulative preferential dividend, subject to the provisions of the Canada Business Corporations Act, ranking pari passu with holders of record of the Class B shares, in preference and priority to any payment of dividends on any other class of shares of the Corporation, at an annual rate per share of 4% of the Redemption Price (as herein defined), payable monthly, on the last day of each month. Such dividends shall accrue and be cumulative from the respective dates of issue of the Class A shares. If on any dividend payment date the Corporation shall not have paid the said dividends in full on all Class A shares, then the outstanding dividends or the unpaid part thereof shall be paid on a subsequent date or dates in priority to dividends on any shares of any other class of shares of the Corporation ranking junior as to the payment of dividends to the Class A shares.

         (b) The holders of record of the Class B shares shall be entitled to a fixed cumulative preferential dividend, subject to the provisions of the Canada Business Corporations Act, ranking pari passu with the holders of record of the Class A shares, in preference and priority to any payment of dividends on any other class of shares of the Corporation, at an annual rate per share of 3.999999% of the Redemption Price, payable monthly, on the last day of each month. Such dividends shall accrue and be cumulative from the respective dates of issue of the Class B shares. If on any dividend payment date the Corporation shall not have paid the said dividends in full on all Class B shares, then the outstanding dividends or the unpaid part thereof shall be paid on a subsequent date or dates in priority to dividends on any shares of any other class of shares of the Corporation ranking junior as to the payment of dividends to the Class B shares.

                                                                             2.



         (c) No dividends shall at any time be declared, paid or set apart for payment upon any shares of the Corporation, unless the prescribed monthly dividend on all then outstanding Class A shares and Class B shares shall have been declared, paid or set apart for payment.

         (d) No dividends shall be declared or paid or set aside for payment in any year on any class of shares of the Corporation, other than the Class A shares and the Class B shares, that would result in the Corporation having insufficient assets to redeem the Class A shares and the Class B shares scheduled for redemption in such year at their Redemption Price.

         (e) Cheques of the Corporation payable at par at any branch of the Corporation's bankers in Canada shall be issued in respect of such dividends (less any taxes required to be deducted) and the mailing of such a cheque to any holder shall satisfy the dividend represented thereby.


2.       Redemption and Retractation

         (a) The Class A shares and the Class B shares shall be redeemable and retractable in the manner hereinafter provided, on payment to the holders thereof of an amount equal to $1.00 per share, plus all dividends accrued thereon and unpaid to the applicable redemption date ("Redemption Price"). The Class A shares and the Class B shares redeemed pursuant to this paragraph shall be cancelled.

         (b) Subject to the provisions of the Canada Business Corporations Act, the Corporation shall be obliged to redeem all the outstanding Class A shares and Class B shares as follows:

                  (i) redemptions shall be made in consecutive, annual tranches, each tranche equal to the lesser of (y) ten percent (10%) of the aggregate number of Class A shares and Class B shares outstanding immediately prior to the first such redemption and (z) the aggregate number of Class A shares and Class B shares then outstanding,

                  (ii) no Class B shares shall be included for redemption in any such tranche until either (y) all of the Class A shares have been previously redeemed, or (z) all of the then outstanding Class A shares are included for redemption in such tranche, and

                  (iii) the first tranche shall be redeemed on the third day of January 1998 and the subsequent tranches shall be
                           redeemed on the third day   of   January   of   each

                                                                            3.


                           successive year until all of the Class A shares and Class B shares shall have been redeemed.

         (c) Before redeeming any Class A or Class B shares the Corporation shall mail to each person who, at the date of such mailing, is a registered holder of shares to be redeemed notice of the intention of the Corporation to redeem such shares held by such registered holder. Such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the books of the Corporation or, in the event of the address of any such holder not appearing on the books of the Corporation, then to the last known address of such holder, at least 30 days before the date specified for redemption. Such notice shall set out the Redemption Price, the date on which redemption is to take place and the number thereof so to be redeemed. In case a part only of the then outstanding Class A or Class B shares, as the case may be, is at any time to be redeemed, the shares so to be redeemed shall be redeemed from the respective holders thereof pro rata, disregarding fractions, and the directors may make such adjustments as may be necessary to avoid the redemption of fractional parts of shares. On and after the date so specified for redemption the Corporation shall pay or cause to be paid to the registered holders the Redemption Price of the shares to be redeemed on presentation and surrender of the certificates for the shares so called for redemption at the registered office of the Corporation or at such other place or places as may be specified in such notice, and the certificates for such shares shall thereupon be cancelled and the shares represented thereby shall thereupon be and be deemed to be redeemed. From and after the date specified in such notice for redemption, the holders of such shares called for redemption shall cease to be entitled to dividends and shall not be entitled to any rights in respect thereof, except to receive the Redemption Price, unless payment of the Redemption Price shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unimpaired. On or before the date specified for redemption the Corporation shall have the right to deposit the Redemption Price of the shares called for redemption in a special account with any chartered bank or trust company named in the notice of redemption to be paid, without interest, to or to the order of the respective holders of such shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposit being made, the shares in respect whereof such deposit shall have been made shall be deemed to be redeemed and the rights of the several holders thereof, after such deposit, shall be limited to receiving, out of the moneys so deposited, without interest, the Redemption Price payable with respect to their respective shares plus the full amount of all dividends declared and unpaid thereon against presentation and surrender of the certificates representing such shares.

                                                                            4.


         (d) In the event that the Corporation shall fail to redeem any tranche of Class A shares or Class B shares in accordance with the provisions hereof, the holders of the Class A shares and Class B shares shall be entitled to call upon the Corporation, by written request, to redeem such tranche and, subject to
                  Section 36 of The Canada Business Corporations Act, the Corporation shall redeem such shares within thirty (30) days of receipt of such request in accordance with the provisions of this Section .


3.       Purchase for cancellation

         The Corporation shall have the right at its option at any time and from time to time to purchase for cancellation the whole or any part of the Class A shares and the Class B shares, pursuant to tenders received by the Corporation upon request for tenders addressed to all holders of Class A or Class B shares, as the case may be, or with the unanimous consent of the holders of all Class A or Class B shares by private contract at a price per share equal to the Redemption Price per share. If in response to an invitation for tenders, two or more shareholders submit tenders at the same price and if such tenders are accepted by the Corporation in whole or in part, then, unless the Corporation accepts all such tenders in whole, the Corporation shall accept such tenders in proportion as nearly as may be to the number of shares offered in each such tenders; provided that no Class B shares shall be purchased for cancellation until all of the Class A shares shall have been previously redeemed or purchased for cancellation as the case may be.


4.       Liquidation

         In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Class A shares and the Class B shares shall be entitled to receive, equally per share, before any distribution of any part of the assets of the Corporation among the holders of any other shares, an amount equal to the Redemption Price per share and no more.


5.       Voting

         (a) Subject to the provisions of the Canada Business Corporations Act, the holders of the Class A shares and the Class B shares shall not, as such, have any voting rights nor shall they be entitled to attend shareholders' meetings unless and until (i) the Corporation shall fail to pay dividends on the Class A shares or the Class B shares on six dates on which the same should be paid whether or not consecutive and whether or not such dividends have been declared and whether or not there are
                  any   moneys   of  the   Corporation  property applicable to

                                                                           5.


                  the payments of dividends or (ii) the Corporation shall have failed to redeem Class A shares or Class B shares in accordance with Section 2 of these share conditions; thereafter, but only so long as (i) any dividends on the Class A shares or the Class B shares remain in arrears or (ii) any redemptions which should have been made in accordance with
                  Section 2 of these share conditions remain outstanding, the holders of the Class A shares and the Class B shares shall collectively be entitled, voting separately and exclusively as a class, to elect two members of the board of directors of the Corporation; nothing herein contained shall be deemed to limit the right of the Corporation from time to time to increase or decrease the number of its directors.

         (b) Unless the total number of directors on the board of directors of the Corporation is modified to accommodate the two directors appointed in accordance with subsection 5(a), notwithstanding anything contained in the by- laws of the Corporation, the term of office of all persons who may be directors of the Corporation at any time when the right to elect directors shall accrue to the holders of the Class A shares and the Class B shares as provided in this section 5 or who may be appointed as directors thereafter and before a meeting of shareholders shall have been held shall terminate upon the election of directors at the next annual meeting of shareholders or at a special meeting of shareholders which may be held for the purpose of electing directors at any time after the accrual of such right to elect directors upon not less than 21 days written notice and which shall be called by the one-tenth (1/10) of the outstanding Class A shares and Class B shares; in default of the calling of such special meeting by the secretary within five days after the making of such request such meeting may be called by any holder of record of Class A shares or Class B shares.

         (c) Notwithstanding anything contained in the by-laws of the Corporation (i) upon any termination of the said right to elect directors, the term of office of the directors elected or appointed to represent the holders of Class A shares and the Class B shares exclusively shall forthwith terminate and
                  (ii) it shall not be necessary for a person to be a holder of Class A shares or Class B shares in order to qualify him for election or appointment as a director of the Corporation to represent the holders of Class A shares and the Class B shares exclusively.

                                                                            6.


IV.                   CLASS E EXCHANGEABLE SHARES


1.       Dividends

         (a) The Board of Directors shall declare and the Corporation shall pay dividends out of the assets of the Corporation properly applicable to the payment of dividends and after payment of the dividends properly payable on the Class A shares and the Class B shares as follows: (i) in the case of a cash dividend declared in United States currency on a Common Share of the Parent ("Parent Common Share") in an amount in cash in United States currency for each Exchangeable Share equal to the cash dividend declared on each Parent Common Share; (ii) in the case of a stock dividend declared on Parent Common Shares to be paid in Parent Common Shares, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Parent Common Shares to be paid on each Parent Common Share; and (iii) in the case of a dividend declared on Parent Common Shares in property other than United States currency or Parent Common Shares, in such type and amount of property for each Exchangeable Share as is the same as or the Economic Equivalent (as defined below) of the type and amount of property declared as a dividend on each Parent Common Share.

         (b) The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board may require), what is the Economic Equivalent for the purposes of this section and each such determination shall be conclusive and binding. In making such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors, (i) the relationship between the fair market value (as determined by the Board of Directors) of such property to be issued or distributed with respect to each outstanding Parent Common Share and the Current Market Value (as determined by the Board of Directors in the manner contemplated below) of a Parent Common Share; and (ii) the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of Parent Common Shares as a result of differences between the taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares). For purposes of these share provisions, the "Current Market Value" of any security listed and traded or quoted on a securities exchange shall be the weighted average of the daily closing prices of such security during a period of twenty (20) consecutive trading days ending five (5) trading days before
                  the   date   of   determination   on   the   principal

                                                                             7.


                  securities exchange on which such securities are listed and traded or quoted; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of such securities during such period does not create a market which reflects the fair market value of such securities, then the Current Market Value thereof shall be determined by the Board of Directors, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the Board of Directors may require), and provided further that any such determination by the Board shall be conclusive and binding.

         (c) Such dividends shall have record and payment dates identical to the record and payment dates for dividends on the Parent Common Shares. In the event a record or payment date for a Parent Common Share is not a business day in Montreal, Quebec or Toronto, Ontario, the record or payment date, as the case may be, for the Exchangeable Shares shall be the next business day.


2.       Participation upon Liquidation, Dissolution or Winding-Up

         (a) In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Exchangeable Shares shall be entitled, subject to applicable law and subject to the Liquidation Call Right as set forth below, to receive from the assets of the Corporation for each Exchangeable Share on the effective date ("Liquidation Date"), after the distribution to the holders of Class A shares and Class B shares of their respective liquidation entitlement, but before any distribution of any part of the assets of the Corporation among the holders of common shares or any other shares ranking junior to the Exchangeable Shares an amount per share equal to
                  (y) the Current Market Value of a Parent Common Share, determined on the trading day prior to the Liquidation Date, which shall be paid and satisfied in full only by the Corporation causing to be delivered to such holder one Parent Common Share, plus (z) an additional amount in cash equivalent to the full amount of all declared and unpaid dividends on each such Exchangeable Share (collectively, the "Liquidation Amount"). The Corporation shall immediately give notice to Parent of any proposed liquidation, dissolution or winding-up.

         (b) On or promptly after the Liquidation Date, and subject to the exercise by Parent of the Liquidation Call Right (as set forth below), the Corporation shall cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share, upon the surrender by the holder thereof of the certificate evidencing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares
                  under   the   Canada   Business  Corporations  Act  and  the

                                                                             8.


                  by-laws of the Corporation and such additional documents and instruments as the secretary of the Corporation may reasonably require, at the registered office of the Corporation. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or by holding for pick up by the holder at the registered office of the Corporation of certificates representing Parent Common Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any hypothec, mortgage, security interest, charge or claim) and a cheque in United States dollars of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the amount equivalent to the full amount of all declared and unpaid dividends comprising part of the total Liquidation Amount (less any tax required to be deducted and withheld therefrom by the Corporation). On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount (less any tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be the holders of the Parent Common Shares delivered to them.

         (c) If Parent or an affiliate of Parent (within the meaning of the Canada Business Corporations Act is the sole holder of common shares of the Corporation, Parent shall have the overriding right (the "Liquidation Call Right"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Corporation pursuant to subsection 2(a) of these share provisions, to purchase from all but not less than all of the holders of Exchangeable Shares on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Parent to the holder of an amount per share equal to (y) the Current Market Value of a Parent Common Share determined on the trading day prior to the

                                                                             9.


                  Liquidation Date, which shall be satisfied in full only by causing to be delivered to such holder one Parent Common Share, plus (z) an additional amount equivalent to the full amount of all dividends declared and unpaid on such Exchangeable Shares (collectively, the "Liquidation Call Purchase Price"). In the event of the exercise of the Liquidation Call Right by Parent, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Parent on the Liquidation Date on payment by Parent to the holder of the Liquidation Call Purchase Price for each such share.

         (d) To exercise the Liquidation Call Right, Parent must notify holders of Exchangeable Shares and the Corporation of Parent's intention to exercise such right within two business days of receiving notification of the liquidation, dissolution or winding-up from the Corporation as provided in subsection 2(a) of these share provisions. If Parent exercises the Liquidation Call Right, on the Liquidation Date Parent will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

         (e) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, Parent shall deposit with the secretary of the Corporation, on or before the Liquidation Date, certificates representing the aggregate number of Parent Common Shares deliverable by Parent in payment of the total Liquidation Call Purchase Price and a cheque or cheques in the amount of the remaining portion, if any, of the total Liquidation Call Purchase Price. Provided that the total Liquidation Call Purchase Price has been so deposited with the secretary of the Corporation, on and after the Liquidation Date the rights of each holder of Exchangeable Shares will be limited to receiving such holder's proportionate part of the total Liquidation Call Purchase Price payable by Parent upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Parent Common Shares delivered to it.
                  Upon surrender to the secretary of the Corporation of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Canada Business Corporations Act and the by-laws of the Corporation and such additional documents and instruments as the secretary of the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the secretary of the Corporation on behalf of Parent shall deliver to such holder, certificates representing the Parent Common Shares to which the holder is entitled and a cheque or cheques of Parent payable at par and in United States dollars at any branch of the bankers of Parent or of the Corporation in Canada in payment of the remaining portion, if any, of the total Liquidation Call Purchase Price. If Parent does not exercise

                                                                          10.


                  the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the liquidation price otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to subsection 2(a) of these share provisions.


3.       Corporation Voting Rights

         (a)      The holders of the  Exchangeable  Shares shall not be entitled
                  to  receive   notice  of,  or  to  attend,   any  meetings  of
                  shareholders of the Corporation, subject to applicable law.


4.       Special Events

         (a) The Exchangeable Shares shall be subject to adjustment or modification from time to time in each of the following circumstances:

                  (i) Parent shall sub-divide the then outstanding Parent Common Shares into a greater number of Parent Common Shares;

                  (ii) Parent shall reduce, combine or consolidate the then outstanding Parent Common Shares into a smaller number of Parent Common Shares;

                  (iii) Parent shall issue additional Parent Common Shares or shares of another class of Parent or shares of a subsidiary corporation to all or substantially all of the holders of Parent Common Shares by way of options, rights or warrants; or

                  (iv) Parent shall reclassify or otherwise change the Parent Common Shares or effect an amalgamation, merger or reorganization.

         (b) The Board of Directors shall take all reasonable steps to effect any such adjustment or modification including, if necessary, submitting same to holders of Exchangeable Shares for their approval. Such adjustment or modification shall result in the same, or the Economic Equivalent (as determined below) of the adjustment or modification as that made to the Parent Common Shares and shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares.

         (c) The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such reputable and qualified independent financial advisors and/or other experts as the board may require), what is the Economic Equivalent

                                                                            11.


                  for the purposes of any event referred to in this section 4 and each such determination shall be conclusive and binding. In making each such determination, the following factors shall, without excluding other factors determined by the board to be relevant, be considered by the Board of Directors:

                  (i) in the case of subsection 4(a)(iii), the relationship between the exercise price of each of such options, rights or warrants and the Current Market Value (as determined by the Board of Directors in the manner contemplated in subsection 1(b)) of a Parent Common Share; and

                  (ii) the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of Parent Common Shares as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).


5.       Retraction of Exchangeable Shares by Holder

         (a) A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by Parent of the Call Right (as defined below) and otherwise upon compliance with the provisions of this section 5(a), to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to (y) the Current Market Value of a Parent Common Share determined on the trading day prior to the Retraction Date (as defined below), which shall be paid and satisfied in full only by the Corporation causing to be delivered to such holder one Parent Common Share for each Exchangeable Share presented and surrendered by the holder plus (z) an additional amount equivalent to the full amount of all dividends declared and unpaid thereon (collectively the "Retraction Price"), provided that if the record date for any such declared and unpaid dividends occurs on or after the Retraction Date the Retraction Price shall not include such additional amount equivalent to the declared and unpaid dividends. To effect such redemption, the holder shall present and surrender at the registered office of the Corporation the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Companies Act, (Quebec) and the by-laws of the Corporation and such additional documents and instruments as the secretary of the Corporation may reasonably require, and together with a duly executed statement in such form as may be acceptable to the Corporation ("Retraction Request"):

                                                                            12.


                  (i) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation;

                  (ii) stating the business day on which the holder desires to have the Corporation redeem the Retracted Shares (the "Retraction Date"), provided that the Retraction Date shall be not less than five business days after the date on which the Retraction Request is received by the Corporation and further provided that, in the event that no such business day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the fifth business day after the date on which the Retraction Request is received by the Corporation; and

                  (iii) acknowledging the overriding right (the "Call Right") of Parent to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Parent in accordance with the Call Rights.

         (b) Subject to the exercise by Parent of the Call Right, upon receipt by the Corporation in the manner specified in section 5(a) hereof of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have the Corporation redeem, together with a Retraction Request, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the total Retraction Price with respect to such shares. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Parent pursuant to the Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

         (c) Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify Parent thereof. In order to exercise the Call Right, Parent must notify the Corporation in writing of its determination to do so (the "Retraction Call Notice") within two business days of notification to Parent by the Corporation of the receipt by the Corporation of the Retraction Request. If Parent does not so notify the
                  Corporation within such two business day period, the Corporation will notify the holder as soon as possible thereafter that Parent will not exercise the Call Right. If Parent delivers the Call Notice within such two business day time period, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Parent in accordance with the Call Right. In such event, the Corporation shall not redeem the Retracted Shares and Parent shall purchase from such holder and such holder shall sell to Parent on the Retraction Date the

                                                                          13.


                  Retracted  Shares for a purchase price (the "Purchase  Price")
                  per share equal to the Retraction Price per share. For the purposes of completing a purchase pursuant to the Call Right, Parent shall deposit with the secretary of the Corporation, on or before the Retraction Date, certificates representing Parent Common Shares and a cheque in the amount of the remaining portion, if any, of the total Purchase Price. Provided that the total Purchase Price has been so deposited with the secretary of the Corporation, the closing of the purchase and sale of the Retracted Shares pursuant to the Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that Parent does not deliver a Retraction Call Notice within two business day period, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this section 5(c).

         (d) the Corporation or Parent, as the case may be, shall deliver or cause to be delivered to the relevant holder, at the address of the holder recorded in the securities register of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick up by the holder at the registered office of the Corporation, certificates representing the Parent Common Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any hypothec, mortgage, security interest, charge or claim) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of the remaining portion, if any, of the total Retraction Price (less any tax required to be deducted and withheld therefrom by the Corporation) or a cheque of Parent payable at par and in United States dollars at any branch of the bankers of Parent or of the Corporation in Canada in payment of the remaining portion, if any, of the total Purchase Price, as the case may be, and such delivery of such certificates and cheque on behalf of the Corporation or by Parent, as the case may be, shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, to the extent that the same is represented by such share certificates and cheque (plus any tax required and in fact deducted and withheld therefrom and remitted to the proper tax authority), unless such cheque is not paid on due presentation.

         (e) On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive this proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may

                                                                            14.


                  be, shall not be made, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Parent shall thereafter be considered and deemed for all purposes to be a holder of the Parent Common Shares delivered to it.

         (f) Notwithstanding any other provision of this section 5, the Corporation shall not be required to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Parent shall not have exercised the Call Right with respect to the Retracted Shares, the Corporation shall only be required to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded to the next lower multiple of 100 shares) as would not be contrary to such provisions and shall notify the holder at least two business days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the
                  Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall as soon as practicable and from time to time redeem Retracted Shares in accordance with section 5(b) of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to section 5(b) hereof.


6.       Amendment and Approval

         (a) The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

         (b) Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law.

                                                                            15.




V.                           COMMON SHARES


1.       Dividends

         (a) After dividends have been declared and paid on the Class A shares, the Class B shares and the Exchangeable Shares, as the case may be, as provided for in the articles of the Corporation, the holders of record of the common shares shall be entitled to receive as and when declared by the directors of the Corporation in their discretion, out of the moneys properly applicable to the payment of dividends, dividends on such shares, in such amounts and at such times as the directors of the Corporation shall determine.

         (b) Cheques of the Corporation payable at par at any branch of the Corporation's bankers in Canada shall be issued in respect of such dividends (less any taxes required to be deducted) and the mailing of such a cheque to any holder shall satisfy the dividend represented thereby.


2.       Liquidation

         In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary after distribution to the holders of the Class A shares, the Class B shares, and the Exchangeable Shares, the holders of the common shares shall be entitled to receive the remaining property of the Corporation.


3.       Vote

         The holders of the common shares are entitled to one vote for each share held at all meetings of shareholders.

                                                                            16.


                                   SCHEDULE II



         No shares of the capital stock of the Corporation shall be transferred without the consent of the directors of the Corporation, evidenced by a resolution passed by them and recorded in the books of the Corporation.

                                                                           17.












                                  SCHEDULE III



1.       The number of shareholders of the Corporation shall be limited to fifty
         (50), not including persons who are in the employment of the Corporation or of a subsidiary and persons who, having been formerly in the employment of the Corporation or of a subsidiary, were, while in that employment, and have continued after the termination of that employment to be shareholders of the Corporation, two (2) or more persons holding one (1) or more shares jointly being counted as a single shareholder.


2. Any invitation to the public to subscribe for securities of the Corporation is prohibited.

                                                                      EXHIBIT A
                                                                      ---------


                                  BILL OF SALE


             G.H. WOOD + WYANT INC., a Canadian corporation ("Assignor"), pursuant to the Asset Purchase Agreement, dated as of November 12, 1996 (the "Agreement"), by and between Assignor, HOSPOSABLE PRODUCTS, INC., a New York corporation, and 3290441 CANADA INC., a corporation incorporated under the Canada Business Corporations Act ("Assignee"), and for good and valuable consideration to it in hand paid, the receipt and sufficiency of which is hereby acknowledged, does hereby sell, convey, transfer, assign and deliver unto Assignee, its successors and assigns, free and clear of all Encumbrances, except as expressly set forth in the Agreement, as at 12:01 a.m. on the date hereof, all of Assignor's right, title and interest in, to and under all of the assets and business (except for the Excluded Assets) of the Assignor (collectively, the "Purchased Assets"), including without limitation, the respective properties, assets and other rights described in Schedule 1 hereto which by this reference is incorporated herein. The parties acknowledge and agree that the conveyance and transfer herein is made with the representations and warranties set forth in the Agreement and with no other representations and warranties and subject to all of the rights, restrictions and conditions set forth in the Agreement.

             TO HAVE AND TO HOLD the Purchased Assets unto the said Assignee and its successors and assigns, to and for its or their use forever.

             Assignor hereby authorizes Assignee to take any and all appropriate actions in connection with any of the Purchased Assets, in the name of the Assignor or in its own or any other name.

             The Excluded Assets are described in Schedule 2 hereto which by this reference is incorporated herein.

             Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

             IN WITNESS WHEREOF, Assignor has caused this Bill of Sale to be executed by ____________, its ____________, and attested to by _____________, its _____________, as of this ____ day of __________ 1997.


                                       G.H. WOOD + WYANT INC.



                                       By________________________
                                         Name:
                                         Title:



                                       By________________________
                                         Name:
                                         Title:



Attest:

________________________
Name:
Title:

                                                                     Schedule 1
                                                                     ----------


                                Purchased Assets
                                ----------------

             All of the assets of Seller not listed on Schedule 2

                                                                     Schedule 2
                                                                     ----------


                                 Excluded Assets
                                 ---------------


-   All of the Seller's shares in the capital stock of Buyer Parent

- All of the Seller's shares in the capital stock of American Converting Paper Corporation

- Prepaid transaction costs paid or accrued by Seller with respect to the transactions contemplated by the Asset Purchase Agreement to December 31, 1996

- Two Promissory Notes issued to Seller each in the amount of Cdn$557,404 by 3271706 Canada Inc. on September 3, 1996

- Promissory Note issued to Seller in the amount of Cdn$1,817,290 by 3287858 Canada Inc. on September 3, 1996

- Promissory Note issued to Seller in the amount of Cdn$1,817,290 by 1186020 Ontario Limited on September 3, 1996

-   Life insurance policy no. T00610007 for Gerald W. Wyant

-   Life insurance policy no. 4157675 for James A. Wyant

-   Life insurance policy no. 4036570 for James A. Wyant

-   Life insurance policy no. 152563 for James A. Wyant

-   Life insurance policy no. 6103763 for James A. Wyant

-   Life insurance policy no. 6027256 for James A. Wyant

-   Life insurance policy no. 4036597 for L.E. Emond

                                                                      EXHIBIT B
                                                                      ---------


                                 EXCLUDED ASSETS


-   All of the Seller's shares in the capital stock of Buyer Parent

- All of the Seller's shares in the capital stock of American Converting Paper Corporation

- Prepaid transaction costs paid or accrued by Seller with respect to the transactions contemplated by the Asset Purchase Agreement to December 31, 1996

- Two Promissory Notes issued to Seller each in the amount of Cdn$557,404 by 3271706 Canada Inc. on September 3, 1996

- Promissory Note issued to Seller in the amount of Cdn$1,817,290 by 3287858 Canada Inc. on September 3, 1996

- Promissory Note issued to Seller in the amount of Cdn$1,817,290 by 1186020 Ontario Limited on September 3, 1996

-   Life insurance policy no. T00610007 for Gerald W. Wyant

-   Life insurance policy no. 4157675 for James A. Wyant

-   Life insurance policy no. 4036570 for James A. Wyant

-   Life insurance policy no. 152563 for James A. Wyant

-   Life insurance policy no. 6103763 for James A. Wyant

-   Life insurance policy no. 6027256 for James A. Wyant

-   Life insurance policy no. 4036597 for L.E. Emond

                                                                      EXHIBIT C
                                                                      ---------


                                 PROMISSORY NOTE



Cdn$4,262,741                                                __________ __, 1997

             FOR VALUE RECEIVED, 3290441 CANADA INC., a corporation incorporated under the Canada Business Corporations Act ("Maker"), hereby promises to pay to G.H. WOOD + WYANT, INC., a corporation incorporated under the Canada Business Corporations Act ("Payee"), Four Million, Two Hundred Sixty-two Thousand, Seven Hundred Forty- one Dollars (Cdn$4,262,741), in legal tender of Canada, sixty
(60) days after the adjustment set forth in Section 1.4(e) of the Asset Purchase Agreement dated as of November 12, 1996, by and among Maker, Hosposable Products, Inc. and Payee (the "Asset Purchase Agreement"), together with interest thereon as herein provided, at the office of Payee at 1475 32nd Avenue, Lachine, Quebec H8T 3J1, or any other place which may be specified in writing by the holder of this Note.

    1. The unpaid principal of this Note shall bear interest at the rate of six (6%) per annum, and shall be calculated based upon a year of 365 days and the actual number of days elapsed. Interest on the unpaid principal amount of this Note shall begin to accrue on the date of this Note and shall be payable together with the unpaid principal of this Note sixty (60) days after the date of the adjustment set forth in Section 1.4(e) of the Asset Purchase Agreement.

    2. If Maker fails to make any payment of principal or interest by Payee, unless otherwise required by law, interest shall accrue on all unpaid principal and such overdue amount at the rate of eight percent (8%) per annum from five days after the demand date until such payments are current.

    3. Maker shall have the right to prepay the unpaid principal of this Note in whole or in part, together with interest accrued on the amount prepaid, at any time without premium or penalty.

    4. Upon the occurrence of any Event of Default (as hereinafter defined) hereunder, in addition to any other remedies available to Payee, Payee may, at its option, satisfy the unpaid principal of this Note in whole or in part, together with any interest accrued thereon, by set-off against any amounts due and owing to Maker by Payee. The following are Events of Default:

         (A) default shall occur in the payment of the principal of, or interest on, this Note when due; or

         (B) Maker shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator for any substantial part of his property,
    (ii) admit in writing his inability to pay his debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be the subject of any involuntary petition seeking relief under the Bankruptcy Code, Bankruptcy and Insolvency Act (Canada) or similar applicable legislation, which petition is not dismissed within thirty (30) days, or Maker does not within the first five (5) days of such period interpose valid and good faith defenses to the grant of relief under such petition, or with respect to which petition an order for relief is entered, or (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or seeking to take advantage of any bankruptcy, reorganization or insolvency statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law.


    5. No delay or omission on the part of Payee in exercising any right, power or remedy hereunder shall operate as a waiver of such right or any other right under this Note, nor shall any single or partial exercise of any such right, power or remedy by Payee preclude any other or further exercise thereof or the exercise of any other right, power or remedy. A waiver on any one occasion shall not be construed as a bar to or waiver of any such right, power or remedy on any future occasion. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

    6. Maker and Payee agree that the original principal amount of this Note as set forth above shall be adjusted after the date hereof in accordance with the terms of Section 1.4(e) of the Asset Purchase Agreement. Immediately after the determination of such adjustment, if any, Maker and Payee agree to inscribe the adjusted principal amount of this Note onto Annex A, together with the initials of their respective representatives. Maker and Payee agree that the adjusted principal amount of this Note inscribed onto Annex A shall be deemed the original principal amount of this Note as if the same had been set forth above on the date of this Note.

    7. Any notice under or in connection with this Note shall be in writing and addressed to Maker c/o Hosposable Products, Inc., 100 Readington Road, Somerville, New Jersey 08876, and to Payee at G. H. Wood + Wyant Inc., 1475 32nd Avenue, Lachine, Quebec H8T 3J1, or any or at such other address specified by notice given in accordance herewith.

    8. Maker agrees to pay all costs and expenses of enforcement of this Note, including, but not limited to, attorneys' fees and court costs.

    9. This Note, and the terms, covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, estates and heirs.

    10. Neither this Note nor any provisions hereof may be amended, modified, waived, discharged or terminated orally, except by an instrument in writing duly signed by or on behalf of Payee.

    11. This Note is issued under the provisions of the Asset Purchase Agreement. It may be paid by way of issue to the Payee of Class A preferred stock of the Maker, in accordance with the Asset Purchase Agreement, that have priority over the provisions of this Note. Pursuant to Section 5.14 of the Asset Purchase Agreement, this Note may not be assigned by Payee.

    12. This Note shall be construed and enforced in accordance with the laws of the State of New York without regard to principles of choice or conflict of laws.


             IN WITNESS WHEREOF, this Note has been executed and delivered by Maker on the date first set forth above.

                                       3290441 CANADA INC.


                                       By:___________________________
                                          Name:
                                          Title:

                           ANNEX A TO PROMISSORY NOTE
                           --------------------------


             Pursuant to Section 6 of the Note, the adjusted principal amount of the Note is _____________________________ (Cdn$________).




Accepted and Agreed:                            Initials:
--------------------                            ---------

3290441 Canada Inc.                             By:______

G.H. Wood + Wyant Inc.                          By:______

                                                                      EXHIBIT D
                                                                      ---------


                                   UNDERTAKING


             Undertaking by 3290441 Canada Inc., a corporation incorporated under the Canada Business Corporations Act ("Buyer"), in favor of G.H. Wood +
Wyant Inc., a corporation incorporated under the Canada Business Corporations Act ("Seller").

                              W I T N E S S E T H:
                              - - - - - - - - - -

             WHEREAS, pursuant to an Asset Purchase Agreement dated as of November 12, 1996 (the "Purchase Agreement") by and among Seller, Buyer and Hosposable Products, Inc., a New York corporation, Seller has concurrently herewith sold, assigned, transferred and conveyed to Buyer the assets and business of Seller, except as specifically excluded under the list of Excluded Assets set forth on Schedule 2 to the Bill of Sale (the "Acquired Business"); and

             WHEREAS, in partial consideration therefor, the Purchase Agreement requires that Buyer undertake to assume and to agree to perform, pay or discharge all liabilities, debts, obligations and claims of Seller of any nature whatsoever, and whether conditional or unconditional, absolute or contingent, accrued or unaccrued, arising prior to or becoming due following Closing except for (i) any liabilities, debts, obligations or claims relating to criminal activities or fraud of Seller, (ii) claims of Gerald W. Wyant or any of his Related Persons against Seller (other than obligations to Gerald W. Wyant or James A. Wyant who constitute Transferred Employees to the extent their claims arise in their capacity as employees of Seller) and (iii) the liability to pay two promissory notes held by 1186020 Ontario Limited and 3287858 Canada Inc. each in the amount of Cdn$6,266,790; and

             WHEREAS, all terms used but not otherwise defined herein shall have the meaning set forth in the Purchase Agreement.

             NOW, THEREFORE, in consideration of the mutual promises set forth in the Purchase Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, Buyer hereby undertakes, assumes and agrees to perform, pay or discharge, when due, each and every liability, debt, obligation and claim of Seller of any nature whatsoever, and whether conditional or unconditional, absolute or contingent, accrued or unaccrued, arising prior to or becoming due following Closing except for (i) any liabilities, debts, obligations or claims relating to criminal activities or fraud of Seller, (ii) claims of Gerald W. Wyant or any of his Related Persons against Seller (other than obligations to Gerald W. Wyant or James A. Wyant who constitute Transferred Employees to the extent their claims arise in their capacity as employees of Seller) and (iii) the liability to pay two promissory notes held by 1186020 Ontario Limited and 3287858 Canada Inc. each in the amount of Cdn$6,266,790.

             For purposes of this Undertaking, the term "Related Persons," with respect to any individual, shall mean and include (i) any parent, spouse, brother, sister, or natural or adopted lineal descendent of such individual and any spouse of any of the foregoing (each, a "Family Member") and (ii) each Affiliate of such individual or of a Family Member.

             Subject to the terms of the Purchase Agreement and other than as specifically stated in the preceding paragraph, Buyer assumes no liability or obligation of Seller by this Undertaking.

             This Undertaking shall be governed by and construed in accordance with the internal substantive laws and not the choice of law rules of the State of New York.

             This Undertaking shall inure to the benefit of and be binding upon Buyer and Seller and their respective successors and permitted assigns in accordance with the Purchase Agreement.



                                       3290441 CANADA INC.



                                       By:  ________________________
                                              Name:
                                              Title:



Agreed and Accepted:


G.H. WOOD + WYANT INC.



By:  _____________________
       Name:
       Title:



By:  _____________________
       Name:
       Title:

                                                                      EXHIBIT E
                                                                      ---------


              EXCEPTIONS TO GAAP IN CONNECTION WITH PREPARATION OF
                  PRELIMINARY AND FINAL STATEMENT OF NET ASSETS
              ----------------------------------------------------


             - Deferred Income Taxes of Seller in an amount not to exceed Cdn$1,000,000 are excluded from the Preliminary and Final Statement of Net Assets

                                                                      EXHIBIT F
                                                                      ---------

                          Form of Deed for Fee Property

    Insert of Transfer/Deed of Land on Form 1 - Land Registration Reform Act, from G.H. Wood + Wyant Inc. to 3290441 Canada Inc. for property described as
      Part of Lot 18, Range 3, Broken Front Concession, Town of Pickering, Regional Municipality of Durham, designated as Part 4 on Plan 40R-3303, for consideration of Four Million Dollars ($4,000,000).

                                                                      EXHIBIT G
                                                                      ---------

                   INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT
                   ------------------------------------------


         THIS AGREEMENT is made this _____ day of ______________ 1996.


BETWEEN: 3290441 Canada Inc., a corporation incorporated under the Canada Business Corporations Act,

                              [hereinafter referred to as "ASSIGNEE"]

AND: G.H. Wood & Wyant Inc., a corporation incorporated under the Canada Business Corporations Act,

                              [hereinafter referred to as the "ASSIGNOR"]


         Whereas the ASSIGNEE, whose full post office address and principal place of business is 1465-32nd Avenue, Lachine (Quebec), H8T 3J1, and the ASSIGNOR, whose full post office address and principal place of business is [ ], together with Hosposable Products, Inc., a New York corporation, have entered into an Asset Purchase Agreement dated as of November 6, 1996 ("Asset Purchase Agreement"), pursuant to which the ASSIGNOR sold all of its business and certain of its assets to the ASSIGNEE;

         Whereas capitalized terms used but not defined herein shall have the meaning attributed to them in the Asset Purchase Agreement, unless the context requires otherwise;

         Whereas at article 1.5 of the Asset Purchase Agreement, the ASSIGNOR undertook to properly execute and deliver to Buyer at the Closing and the Buyer agreed to accept an assignment sufficient to convey the Intellectual Property free and clear of all Encumbrances other than Permitted Liens;


         THE PARTIES HERETO AGREE AS FOLLOWS:


1.       Assignment
         ----------

         1.1 The ASSIGNOR hereby assigns to the ASSIGNEE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, all of the Assignor's right, title and interest in and to all of its patents, copyrights, industrial designs, trademarks, trade secrets and other intellectual property rights in and to all works including, without limitation, the Intellectual Property, including all goodwill appertaining to such intellectual property.

                                                                             2.


         1.2      This   assignment  is  made  with  the   representations   and
                  warranties provided in the Asset Purchase Agreement and with no other representations and warranties.


2.       Cooperation
         -----------

         2.1 The ASSIGNOR agrees to cooperate fully with the ASSIGNEE, with respect to signing further documents and doing such acts and other things reasonably requested by the ASSIGNEE to confirm the assignments made herein and register such assignments in the name of the ASSIGNEE.


3.       General
         -------

         [3.1 This Agreement shall be construed and controlled by the laws in force in the Province of Quebec, Canada.]

         3.2 Subject to the limitations set forth in this Agreement, this Agreement will enure to the benefit of and be binding upon the parties, their successors and assigns.

         3.3 If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect. The parties agree to negotiate in good faith a substitute provision after receiving notice from a party of the invalidity of the original provision.

4.       Language
         --------

         [4.1 This Agreement has been drafted in English at the express wish of the parties. Ce contrat a ete redige en anglais a la demande expresse des parties.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement by their representatives duly authorized for such purposes as they so declare.

ASSIGNEE                               ASSIGNOR

[3290441 Canada Inc.]                  [G.H. Wood & Wyant Inc.]

_____________________                  ________________________
Mr. Donald MacMartin                   Mr. James A. Wyant

                                                                    EXHIBIT H-1
                                                                    -----------

                               ASSIGNMENT OF LEASE
                               -------------------


                  This assignment made as of the o day of o, 19o


between:


                      o
                      (hereinafter referred to as the "Assignor")

                                                             of the first part,

                                - and -

                      o
                      (hereinafter referred to as the "Assignee")

                                                            of the second part,

                                - and -

                      o
                      (hereinafter referred to as the "Landlord")

                                                             of the third part.


witnesses that whereas:

         1. by a lease (the "Lease") dated the o day of o, 19o , a copy of which is attached hereto as Schedule A, the Landlord leased to the Assignor certain premises (the "Premises") in the building municipally known as o, and which premises are more particularly described in the Lease and are outlined in red on the sketch attached hereto as Schedule B for a term expiring the o day of o, 19o;

         2.       the Assignor has agreed to assign the Lease to the Assignee;

         3.       the Landlord has agreed to consent to this assignment.

                  Now therefore in consideration of the covenants in this agreement and $1.00 now paid by each of the parties to the others (the receipt and sufficiency of which are hereby acknowledged by each of them):

         I. The Assignor hereby grants and assigns to the Assignee the Lease and all the rights, benefits and interest granted to the Assignor in the Lease including the Assignor's leasehold estate in the Premises.

        II. The Assignor hereby represents and warrants to the Assignee that:

                  1. the Lease is in full force and effect and has not been amended;

                  2. all rents and other amounts payable under the Lease have been paid up to the o day of o, 19o;

                  3. the Assignor is not in default under the Lease nor is there any circumstance which could give rise to a default; and

                  4. the Assignor has the right, power and authority to assign the Lease and all other rights of the tenant thereunder free and clear of all liens, charges or other encumbrances.

       III. The Assignor hereby indemnifies and agrees to save harmless the Assignee from all actions, suits, costs, losses, charges, demands and expenses for and in respect of any non-fulfilment of the obligations of the tenant under the Lease that have accrued or occurred up to the date hereof including any costs or expenses in respect thereof.

        IV. Subject to the payment of rent and to the fulfilment of the tenant's obligations under the Lease, the Assignee shall be entitled to possession of the Premises for the balance of the term of the Lease without any interruption by the Assignor or any other person claiming through or under the Assignor;

         V. The Assignor shall from time to time at the request and cost of the Assignee execute such further assurances as the Assignee shall reasonably require.

        VI. The Assignee covenants with the Assignor and with the Landlord that the Assignee shall from and including the o day of o, 19o pay the rent reserved in the Lease and fulfil the other obligations of the Tenant under the Lease.

       VII. The Assignee will save the Assignor harmless from all actions, suits, costs, losses, charges, demands and expenses with respect to the non-fulfilment of any of the tenant's obligations under the Lease accruing or occurring after the date hereof including any costs or expenses in respect thereof.

      VIII. The Landlord hereby consents to this assignment reserving, however, its right to consent or otherwise in respect of any other assignment, sublease or other disposition. This consent shall operate to release the Assignor from the obligations of the tenant under the Lease for the balance of the term of the Lease.

                            - 3 -
        IX.       The Landlord represents and warrants to the Assignee that:

                  1. the Lease is in full force and effect and has not been amended;

                  2. all rents and other amounts payable under the Lease have been paid up to the o day of o, 19o;

                  3. the Assignor is not in default under the Lease nor is there any circumstance which could give rise to a default; and

                  4. the Landlord has the right, power and authority to consent to this assignment.

         X. The Landlord hereby agrees to waive compliance with all applicable bulk sales legislation in respect of this assignment.

                  In witness whereof the parties hereto have executed this assignment under seal.


                                       o


                                       By:

                                                                            c/s



                                       o


                                       By:

                                                                            c/s



                                       o


                                       By:

                                                                            c/s

                                                                    EXHIBIT H-2
                                                                    -----------

                               ASSIGNMENT OF LEASE
                               -------------------


                  This assignment made as of the o day of o, 19o


between:


                  G.H. Wood + Wyant Inc.
                  (hereinafter referred to as the
                  "Assignor")

                                                             of the first part,

                                     - and -

                  3290441 Canada Inc.
                  (hereinafter referred to as the
                  "Assignee")

                                                            of the second part,

                                     - and -

                  Triad Lachine Development Ltd.
                  (hereinafter referred to as the
                   "Landlord")

                                                             of the third part.


witnesses that whereas:

        (i) by a lease (the "Lease") dated the 9th day of January, 1989 and registered by memorial in the Registry Office for the Registration Division of Montreal under the number 4116941, a copy of which is attached hereto as Schedule A, the Landlord leased to Papiers Grande Ville Inc. a certain emplacement fronting on 32nd Avenue, in the City of Lachine, Province of Quebec, being original lot number two thousand nine hundred and thirty-nine (2,939) of the

                                                                             2.


Official Cadastre of the Parish of St-Laurent, having a superficial area of approximately nineteen thousand one hundred and sixty-two decimal five square-meters (19,162.5 m2) together with the industrial building then in course of construction thereon, comprising approximately ninety-one thousand six hundred ninety decimal forty-one square feet (91,690.41 ft2) and now bearing civic number 1475 of said 32nd Avenue;

       (ii) Papiers Grande Ville Inc. sublet a portion of the said building to Wyant & Company Limited by Agreement of Sublease dated as of April 1, 1989, a copy of which is attached hereto as Schedule B;

      (iii) Wyant & Company Limited and G.H. Wood + Wyant Inc. amalgamated on July 31, 1994 to form the Assignor;

       (iv) Papiers Grande Ville Inc. was wound-up as of January 4, 1995 into its sole shareholder, the Assignor;

       (iv)   the Assignor has agreed to assign the Lease to the Assignee;

        (v)   the Landlord has agreed to consent to this assignment.

                 Now therefore in consideration of the covenants in this agreement and $1.00 now paid by each of the parties to the others (the receipt and sufficiency of which are hereby acknowledged by each of them):

        1. The Assignor hereby grants and assigns to the Assignee the Lease and all the rights, benefits and interest granted to the Assignor in the Lease including the Assignor's leasehold estate in the Premises.

        2.   The Assignor hereby represents and warrants to the Assignee that:

             (i) the Lease is in full force and effect and has not been amended;

                                                                             3.



            (ii) all rents and other amounts payable under the Lease have been paid up to the o day of o, 19o;

           (iii) the Assignor is not in default under the Lease nor is there any circumstance which could give rise to a default; and

            (iv) the Assignor has the right, power and authority to assign the Lease and all other rights of the tenant thereunder free and clear of all liens, charges or other encumbrances.

        3. The Assignor hereby indemnifies and agrees to save harmless the Assignee from all actions, suits, costs, losses, charges, demands and expenses for and in respect of any non-fulfilment of the obligations of the tenant under the Lease that have accrued or occurred up to the date hereof including any costs or expenses in respect thereof.


        4. Subject to the payment of rent and to the fulfilment of the tenant's obligations under the Lease, the Assignee shall be entitled to possession of the Premises for the balance of the term of the Lease without any interruption by the Assignor or any other person claiming through or under the Assignor;

        5. The Assignor shall from time to time at the request and cost of the Assignee execute such further assurances as the Assignee shall reasonably require.

        6. The Assignee covenants with the Assignor and with the Landlord that the Assignee shall from and including the o day of o, 19o pay the rent reserved in the Lease and fulfil the other obligations of the Tenant under the Lease.

        7. The Assignee will save the Assignor harmless from all actions, suits, costs, losses, charges, demands and expenses with respect to the non-fulfilment of any of the tenant's obligations under the Lease accruing or occurring after the date hereof including any costs or expenses in respect thereof.

                                                                             4.


        8. The Landlord hereby consents to this assignment reserving, however, its right to consent or otherwise in respect of any other assignment, sublease or other disposition. This consent shall operate to release the Assignor from the obligations of the tenant under the Lease for the balance of the term of the Lease.

        9.   The Landlord represents and warrants to the Assignee that:

             (i) the Lease is in full force and effect and has not been amended;

            (ii) all rents and other amounts payable under the Lease have been paid up to the o day of o, 19o;

           (iii) the Assignor is not in default under the Lease nor is there any circumstance which could give rise to a default; and

            (iv) the Landlord has the right, power and authority to consent to this assignment.

       10. The Landlord hereby agrees to waive compliance with the provisions of the Civil Code of Quebec relating to the sale of an enterprise in respect of this assignment.

       11. This assignment will be governed by, interpreted and construed in accordance with the laws of Quebec and the laws of Canada applicable therein.

       12. The Landlord, Assignor and Assignee acknowledge having requested and being satisfied that this assignment as well as all documents and notices relating thereto be drawn up in English. Le locateur, le cedant et le cessionnaire reconnaissent avoir demande que cette cession ainsi que les documents et avis y afferents soient rediges en anglais et s'en declarent satisfaits.

                                                                             5.



                 In witness whereof the parties hereto have executed this assignment.


                                       G.H. WOOD + WYANT INC.


                                       By:___________________________


                                          ___________________________


                                       ______________________________
                                       Witness


                                       ______________________________
                                       Witness


                                       3290441 Canada Inc.

                                       By:___________________________


                                          ___________________________


                                       ______________________________
                                       Witness


                                       ______________________________
                                       Witness

                                                                             6.



                                       TRIAD LACHINE DEVELOPMENT INC.



                                       By:___________________________


                                          ___________________________


                                       ______________________________
                                       Witness


                                       ______________________________
                                       Witness

                                    AFFIDAVIT
                                    ---------


I, the undersigned, o, residing and domiciled at o of o, o, solemnly declare:

1.      that I am of full age;

2. that I am one of the witnesses to the signature of the Assignment of Lease;

3. that this Assignment of Lease has been signed by o, for and on behalf of the Assignor and by o on behalf of the Assignee, in my presence and in the presence of o, the other subscribing witness;

4. that I know said o and o, both of whom are more than eighteen (18) years old;


                                       AND I HAVE SIGNED at o, this o day of o, 199o



                                        o


SOLEMNLY DECLARED BEFORE ME
in Montreal, this o day
of o, 199o.


-----------------------------
Commissioner of Oaths

                                    AFFIDAVIT
                                    ---------

I, the undersigned, o, residing and domiciled at o of o, o, solemnly declare:

1.      that I am of full age;

2. that I am one of the witnesses to the signature of the Assignment of Lease;

3. that this Assignment of Lease has been signed by o, for and on behalf of the Landlord, in my presence and in the presence of o, the other subscribing witness;

4. that I know said o and o, both of whom are more than eighteen (18) years old;


                                       AND I HAVE SIGNED at o, this o day of o, 199o



                                        o


SOLEMNLY DECLARED BEFORE ME
in Montreal, this o day
of o, 199o.


-----------------------------
Commissioner of Oaths

                                                                      EXHIBIT I
                                                                      ---------


                             SELLER'S BEST KNOWLEDGE
                             -----------------------


                                  Gerald Wyant
                                 James A. Wyant
                               Donald C. MacMartin
                                  Marc D'Amour
                                  John B. Wight
                                Edward DeFreitas

                                                                    EXHIBIT J-1


               FORM OF WINTHROP, STIMSON, PUTNAM & ROBERTS OPINION



                                                               January ___, 1997



Hosposable Products, Inc.
100 Readington Road
Somerville, New Jersey  08876

3290441 Canada Inc.
c/o Hosposable Products, Inc.
100 Readington Road
Somerville, New Jersey  08876



Ladies and Gentlemen:

                  We have acted as special United States counsel to G.H. Wood + Wyant Inc., a corporation incorporated under the Canada Business Corporations Act ("Seller"), in connection with that certain Asset Purchase Agreement dated as of November 12, 1996 (the "Agreement"), by and among Seller, Hosposable Products, Inc., a New York corporation, and 3290441 Canada Inc., a corporation incorporated under the Canada Business Corporations Act. This opinion is given to you pursuant to Section 6.2 of the Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

                  In giving this opinion, we have examined and relied upon, among other things, executed copies of the Agreement, the Bill of Sale, the Guaranty Agreement, the Covenant Agreement and the Registration Rights Agreement (collectively, the "Agreements"). In connection with the foregoing, we have also examined and relied upon originals or copies satisfactory to us of such other instruments and documents and we have made such other inquiries and investigations of law as we have deemed necessary or appropriate as a basis for the opinion hereinafter expressed. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as original documents and the conformity with the original document of all documents submitted to us as certified or photostatic copies. As to questions of fact material to this opinion, we have, to the extent that the relevant facts were not independently established by us, relied upon certificates of public officials and certificates, oaths and declarations of officers or other representatives of Seller as well as the accuracy of the representations and warranties of Seller made in the Agreements.

                  Whenever used in any statement set forth in this opinion letter, "to our knowledge" qualifies and limits such statement to the current awareness of the attorneys of this firm primarily responsible for representing Seller of factual matters that such attorneys recognize as being relevant to the statement so qualified and limited. Except as otherwise stated herein, we have undertaken no independent investigation or verification of such matters.

                  We are admitted to practice in the State of New York, and do not express any opinion herein as to matters governed by any laws other than the laws of the United States of America and the State of New York.

                  Based upon the foregoing, we are of the opinion that:

                  1. Assuming that Seller has sufficient legal capacity under the laws of its jurisdiction of incorporation to enter into and carry out its obligations under the Agreements, and assuming the due execution and delivery by each of the parties named therein, each of the Agreements constitutes a valid and legally binding agreement of Seller, enforceable against Seller in accordance with the respective terms thereof, except as (i) limited or otherwise affected by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application relating to or affecting creditors' rights, including, without limitation, the effect of statutory or other law regarding fraudulent conveyances and preferential transfers and (ii) limited by general principles of equity (regardless of whether considered in a proceeding at law or in equity) including, without limitation, the availability or unavailability of equitable remedies.

                  2. The execution and delivery by Seller of the Agreements, and the performance by Seller of its obligations thereunder, are not prevented by and do not violate or result in a default under (i) the Business Corporation Law of the State of New York, (ii) any other applicable statute or regulation of the State of New York that a lawyer in such state exercising customary professional diligence would reasonably recognize as being directly applicable or (iii) to our knowledge, any order or ruling of any court or other governmental authority of the United States or the State of New York.

                  This opinion is delivered to you solely for your use in connection with the Agreement and the transactions contemplated thereby. This opinion may not be used or relied upon by you for any other purpose, or by any other person, without our prior written consent.

                                            Very truly yours,

                                                                 EXHIBIT J-2

                        FORM OF McCARTHY TETRAULT OPINION



                                                      [January __, 1997]


HOSPOSABLE PRODUCTS, INC.
100 Readington Road
Somerville, NJ
U.S.A.  08876

and

3290441 CANADA INC.
1475 32nd Avenue
Lachine, Quebec
H8T 3J1


Dear Sir/Madam:

         This opinion is furnished pursuant to Section 6.2 of the Asset Purchase Agreement executed by and among G.H. Wood + Wyant Inc., a corporation incorporated under the Canada Business Corporations Act ("Seller"), 3290441 Canada Inc., a corporation incorporated under the Canada Business Corporations Act ("Buyer"), and Hosposable Products, Inc., a New York corporation ("Buyer Parent"), dated as of November 12, 1996 (the "Asset Purchase Agreement") whereby Seller sold all of its business and certain of its assets as more fully set out in the Asset Purchase Agreement. Capitalized terms used but not defined herein shall have the meaning attributed to them in the Asset Purchase Agreement. We have acted as counsel to Seller in connection with the foregoing.

         We have examined originals or copies, certified or otherwise identified to our satisfaction of:

         (a)      the Asset Purchase Agreement;
         (b)      the Bill of Sale;
         (c)      the Guaranty Agreement;
         (d)      the Covenant Agreement; and
         (e)      the Registration Rights Agreement

         (collectively, the "Purchase Documents").

         In rendering the opinions set forth below, we have assumed that (i) each of the parties to the Purchase Documents (other than Seller) has duly and validly executed and delivered each instrument, document and agreement to which such party is a signatory, (ii) each person executing any instrument, document or agreement on behalf of any such party (other than Seller) is duly authorized to do so, (iii) each natural person executing any instrument, document or agreement referred to herein is legally competent to do so, (iv) the genuineness of all signatures and the authenticity and completeness of all documents submitted to us as originals, and (v) the conformity to authentic original documents of all documents submitted to us as copies, whether facsimile, photostatic, certified or otherwise.

         In connection with the opinions hereinafter expressed, we have considered such questions of law and examined such public and corporate records, certificates, opinions and other documents and concluded such other examinations as we have considered necessary for the purposes of the opinions hereinafter expressed.

         This opinion is limited to the laws of the Province of Quebec and the federal laws of Canada applicable therein, as presently in effect, and we express no opinion with respect to the laws of any other jurisdiction. In particular, we express no opinion as to (i) any antitrust or unfair competition laws or regulations or (ii) any securities laws or regulations relating to the Purchase Documents or the transactions contemplated thereby or otherwise governed by the laws of any other jurisdiction.

         On the basis of the foregoing and subject to the qualifications hereinafter expressed, we are of the opinion that:

1. The Seller is duly constituted, validly in existence and in good standing under the Canada Business Corporations Act, and has all the corporate power and authority to carry on its business and to own its properties under the laws of Canada and is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which it was required to be so licensed or so qualified, except where the failure to be so licensed or so qualified would not have a material adverse effect on the business, financial condition, assets, liabilities (contingent or otherwise) or results of operations of the Seller.

2. The Seller has full corporate power and authority to enter into and execute the Purchase Documents, and the performance by Seller of its obligations thereunder will not contravene or result in a breach of or constitute a default under the Articles or By-laws or any resolutions of the directors or shareholders of Seller.

3.       No  consent,   approval,  order,   authorization  of  or  registration,
         declaration or filing with any government authority is required for the execution and delivery by Seller of the Purchase Documents.

4. The execution and delivery by Seller of the Purchase Documents to which it is a party, and the performance by Seller of its obligations thereunder, have been duly authorized by all requisite corporate action on the part of Seller.

5. Each of the Purchase Documents to which Seller is a party has been duly executed and delivered on behalf of Seller.

6. The choice of laws of the State of New York to govern the Purchase Documents is permitted under the laws of the Province of Quebec, subject to such laws being specifically pleaded and proved in the manner required by the court. In an action brought before a court of competent jurisdiction in the Province of Quebec to enforce the Purchase Documents, a Quebec court would give effect to such choice of law, excluding the rules governing conflict of laws and penal, fiscal, procedural and expropriatory laws and rules, of the State of New York and laws of the United States of America applicable therein, subject to the following:

     (i) the application of the laws of the State of New York, if manifestly inconsistent with the public order as understood in international relations, would not be given effect by the courts in Quebec; however, we have no reason to believe that this would be the case as regards the Purchase Documents;

    (ii) under the Currency Act (Canada), Canadian courts may render judgement only in Canadian currency;

   (iii) all applicable bankruptcy, insolvency, rearrangement, reorganization and other debtor relief legislation affecting the rights of creditors; and

    (iv) the discretion of the courts to limit the availability of the remedies of specific performance and injunctive relief.

7. We have no reason to believe that a Quebec court would not give effect to the provisions of the Purchase Agreement under which the parties agreed to submit disputes thereunder to arbitration under the rules of the American Arbitration Association.

8. In an action brought before a court of competent jurisdiction in the Province of Quebec to enforce a decision by an arbitration panel against the Buyer made in accordance with the terms and conditions of the Purchase Agreement, the Quebec court would enforce such decision provided such decision is enforceable in the jurisdiction in which it was rendered and subject to the exceptions and exclusions provided and referred to in Articles 3155 to 3168 of the Civil Code, a copy of which is attached as Schedule A.

         The opinions expressed in this letter are limited to the matters set forth in this letter, and no other opinions should be inferred.

         This opinion letter is solely for your benefit. This opinion letter may not be relied on by, nor copies delivered to, any other person without our prior written consent.

                                                 Yours Truly



                                                 McCarthy Tetrault

                                                                      EXHIBIT K
                                                                      ---------


                               GUARANTY AGREEMENT
                               ------------------


             THIS GUARANTY AGREEMENT (this "Guaranty"), dated as of _______ __, 1997, among JAMES A. WYANT, having an address c/o G.H. Wood + Wyant Inc., 1475 32nd Avenue, Lachine, Quebec H8T 3J1 ("Guarantor"), HOSPOSABLE PRODUCTS, INC., a New York corporation ("HPI"), and 3290441 CANADA INC., a corporation incorporated under the Canada Business Corporations Act, and a wholly owned subsidiary of HPI ("HPI Sub", and collectively with HPI and the other Buyer Indemnitees, the "Guaranteed Parties").

                              W I T N E S S E T H:
                              - - - - - - - - - -

             WHEREAS, G.H. Wood + Wyant Inc., a corporation incorporated under the Canada Business Corporations Act ("Seller"), HPI and HPI Sub have entered into an Asset Purchase Agreement dated as of November 12, 1996 (the "Asset Purchase Agreement"), providing for the sale by Seller to HPI Sub of the Acquired Business;

             WHEREAS, immediately following the consummation of the transactions contemplated by the Asset Purchase Agreement, Guarantor will be the legal and beneficial owner of all of the issued and outstanding shares of Seller's voting stock;

             WHEREAS, in order to provide the Guaranteed Parties further assurance as to the payment by Seller of its indemnity obligations under Section
8.1 of the Asset Purchase Agreement and as a condition precedent to the obligations of HPI and HPI Sub to consummate the Closing under the Asset Purchase Agreement, Guarantor, simultaneously with the Closing, will execute and deliver to HPI and HPI Sub this Guaranty; and

             WHEREAS, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Asset Purchase Agreement.

             NOW, THEREFORE, as an inducement to HPI and HPI Sub to consummate the transactions contemplated by the Asset Purchase Agreement and in consideration of them so doing, each party hereto hereby covenants and agrees as follows:


                                    ARTICLE 1

                                    GUARANTY
                                    --------

             Section 1.01. Guaranty. Subject to Section 2.01 hereof, Guarantor hereby guarantees the full and faithful performance by Seller of Seller's obligations to indemnify the Guaranteed Parties pursuant to Article 8 of the Asset Purchase Agreement, but only to the extent one or more Guaranteed Parties have made a written demand of Seller to satisfy its obligations pursuant to such Article 8 and Seller has failed to satisfy its obligations pursuant to such Article 8 for fifteen days after such demand (the "Guaranteed Obligations").

             Section 1.02. Payment and Performance of the Guaranteed Obligations. If the Guaranteed Obligations are not paid by Seller through set-off or otherwise in accordance with the terms and conditions of the Asset Purchase Agreement (an "Event of Default") and the Guaranteed Parties shall have complied with Section 1.01 hereof, Guarantor shall, upon written demand made by a Guaranteed Party upon Guarantor, subject to Section 2.01 hereof, immediately pay or cause the performance of the same in accordance with the terms and conditions of the Asset Purchase Agreement. Payment to such Guaranteed Party shall be made at such place and in such manner as directed by such Guaranteed Party, without any deduction whatsoever whether for counterclaim, set-off or otherwise.

             Section 1.03. Continuing Liability of Guarantor. In the event the Guaranteed Obligations are paid in whole or in part by Seller, the liability of Guarantor pursuant to this Guaranty shall continue and remain in full force and effect in the event that all or any part of any such payment is recovered by Seller or its successors from a Guaranteed Party as a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law. Each of the Guaranteed Parties agrees to take all actions that are reasonably appropriate to defend against any such attempt to recover all or part of any such payment.


                                    ARTICLE 2

                             LIMITATION OF GUARANTY
                             ----------------------

             Section 2.01. Limitation of Guaranty. Guarantor's liability hereunder shall not exceed in the aggregate the excess of (i) the aggregate amount of any cash or non-cash dividends, payments or other distributions, including compensation or other bonus arrangement received by him from Seller, from the Closing through the date on which a claim is made hereunder by a Guaranteed Party over (ii) an amount equal to Cdn$35,000 for each successive twelve month period that has elapsed from the Closing Date to the date as of which the maximum liability of Guarantor is being determined under this Section 2.01, provided that this Section 2.01 shall not require any reimbursement by any Guaranteed Party to Guarantor of any amount paid to such Guaranteed Party hereunder that was consistent with the limitations in this Section 2.01 at the time such payment was made.

                                    ARTICLE 3

                            SATISFACTION OF GUARANTY
                            ------------------------

             Section 3.01. Satisfaction of Guaranty. The Guarantor and the Guaranteed Parties agree (a) that Guarantor shall satisfy his obligations under this Guaranty by surrender of the certificates representing, in this order and this order only, the shares of Class A Mandatorily Redeemable Preferred Stock (other than the Class A Excluded Shares), the Class B Mandatorily Redeemable Preferred Stock, the Class E Exchangeable Preferred Stock (other than the Excluded Shares), the Underlying Shares, if any, and Buyer Parent Common Stock, in each case held by Guarantor, which surrender shall be automatic and without any further action of Guarantor, until such time as all such shares have been surrendered, and (b) that the Guaranteed Parties will have no recourse against any other assets of Guarantor until the assets set forth in clause (a) hereof have been exhausted in the order so set forth. For purposes of this Section 3.01, (w) the value of each share of Class A Mandatorily Redeemable Preferred Stock and each share of Class B Mandatorily Redeemable Preferred Stock shall be its Redemption Price (as defined in the Articles of Incorporation of HPI Sub),
(x) the value of each share of Class E Exchangeable Preferred Stock at any time shall be the value of the Underlying Shares at such time, (y) the value of the Underlying Shares or the Buyer Parent Common Stock at the time any such shares or any shares of Class E Exchangeable Preferred Stock are surrendered pursuant to this Section 3.01 shall be the average of the closing prices reported on the Nasdaq National Market for Buyer Parent Common Stock for the twenty trading days (whether or not any trades of Buyer Parent Common Stock occur on any such day) prior to the date of such surrender and (z) the value of any Preferred Stock, Underlying Shares or Buyer Parent Common Stock sold by Guarantor shall be the sale price of such Preferred Stock, Underlying Shares or Buyer Parent Common Stock, as the case may be, in such sale by Guarantor.


                                    ARTICLE 4

             REPRESENTATIONS, WARRANTIES AND COVENANTS OF GUARANTOR
             ------------------------------------------------------

             Section 4.01. Representations, Warranties and Covenants. Guarantor hereby represents, warrants and covenants to and for the benefit of the Guaranteed Parties as follows:

             (a) As of the date hereof, Guarantor is the holder of all of the issued and outstanding capital stock of Seller other than the X Shares; and

             (b) Guarantor agrees not to sell or otherwise transfer any shares of Seller's capital stock, or permit Seller to issue or sell any shares of Seller's capital stock for as long as Guarantor owns that number of shares of voting capital stock of

    Seller sufficient to enable him to elect a majority of Seller's Board of Directors, to any Person other than Guarantor, by operation of law or otherwise, unless Guarantor or Seller has first obtained and provided to HPI and HPI Sub a guaranty of the purchaser or other transferee thereof substantially to the same effect as this Guaranty satisfactory in form and substance to HPI and HPI Sub.


                                    ARTICLE 5

                                  MISCELLANEOUS
                                  -------------

             Section  5.01.  Notices.   All  notices  and  other  communications
hereunder shall be in writing and shall be deemed to have been duly given upon receipt of hand delivery, certified or registered mail, return receipt requested, or telecopy transmission with confirmation of receipt, to the Guarantor at the address set forth in the preamble, and to the Guaranteed Parties at 100 Readington Road, Somerville, New Jersey 08876; Attention: Joseph
H. Weinkam, Jr. Such names and addresses may be changed by written notice to each person listed above.

             Section 5.02. Binding Effect; No Assignment. This Guaranty shall be binding upon and inure to the benefit of the parties and their respective successors and legal representatives. This Guaranty may only be assigned by the Guaranteed Parties to an assignee of their rights in accordance with Section
10.11 of the Asset Purchase Agreement.

             Section 5.03. Governing Law. The rights and duties of the parties hereto under this Guaranty shall, pursuant to New York General Obligations Law
Section 5-1401, be governed by the law of the State of New York.

             Section  5.04.  Severability  of  Provisions.  If any  provision or portion of such provision of this Guaranty shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Guaranty shall not be affected thereby.

             Section 5.05. Counterparts. This Guaranty may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.


             Section 5.06. Headings. The headings in this Guaranty are for reference only, and shall not affect the interpretation of this Guaranty.

             Section 5.07. Third-Party Beneficiaries. The Buyer Indemnitees shall be third-party beneficiaries of this Guaranty.

             Section 5.08. Termination.  Except as otherwise provided in Section
1.03, this Guaranty shall terminate on the later of (a) six years after the date hereof and (b) the date which all indemnification claims of any Buyer Indemnitee as to which claims were made in accordance with the Asset Purchase Agreement prior to such expiration shall have been paid in full pursuant to the Asset Purchase Agreement or this Guaranty or determined not to be payable by any settlement agreement with the claimant or any final and non-appealable arbitration award or judgment of a competent court.

             IN WITNESS WHEREOF, the parties hereto have executed this Guaranty as of the day and year first above written.



                                       _______________________________
                                       JAMES A. WYANT



                                       HOSPOSABLE PRODUCTS, INC.


                                       By:____________________________
                                          Name:
                                          Title:



                                       3290441 CANADA INC.


                                       By:____________________________
                                          Name:
                                          Title:

                                                                  EXHIBIT L-1



               FORM OF OPINION OF SPECIAL COMMITTEE'S U.S. COUNSEL


                                                 January __, 1997

G.H. Wood + Wyant Inc.
1475, 32 Avenue
Lachine, Quebec H8T 3J1

3287858 Canada Inc.
c/o G.H. Wood + Wyant Inc.
1475, 32 Avenue
Lachine, Quebec  H8T 3J1

1186020 Ontario Limited
c/o G.H. Wood + Wyant Inc.
1475, 32 Avenue
Lachine, Quebec  H8T 3J1


Ladies and Gentlemen:

                  This opinion is furnished to you pursuant to Section 7.2 of that certain Asset Purchase Agreement dated as of November 12, 1996 ("Purchase Agreement"), among G.H. Wood + Wyant Inc., a corporation incorporated under the Canada Business Corporations Act, Hosposable Products, Inc., a New York corporation ("Buyer Parent"), and 3290441 Canada Inc., a corporation incorporated under the Canada Business Corporations Act and a wholly owned subsidiary of Buyer Parent ("Buyer"). Capitalized terms defined in the Purchase Agreement and used but not otherwise defined herein have the meanings ascribed to them in the Purchase Agreement. We have acted as independent U.S. counsel to the Special Committee in connection with the execution and delivery of the Purchase Agreement, the Note, the Undertaking, the Guaranty Agreement, the
Registration Rights Agreement and the Covenant Agreement (collectively, the "Purchase Documents").

                  In rendering the opinions set forth below, we have assumed that (i) each of the parties to the Purchase Documents (other than Buyer Parent and Buyer (collectively, the "Companies")) has duly and validly executed and delivered each instrument, document and agreement to which such party is a signatory and that such party's obligations set forth therein are its legal, valid and binding obligations, enforceable in accordance with their respective terms, (ii) each person executing any instrument, document or agreement on behalf of any such party (other than the Companies) is duly authorized to do so

G.H. Wood + Wyant Inc.
3287858 Canada Inc.
1186020 Ontario Limited
January __, 1997
Page 2


and (iii) each natural person executing any instrument, document or agreement referred to herein is legally competent to do so.

                  Except as expressly stated in the next sentence, this opinion is limited to the effect of the laws of the State of New York and the laws of the United States of America, as presently in effect, and we express no opinion with respect to the laws of any other jurisdiction. Insofar as the opinions expressed in numbered paragraph 4 below relate to matters governed by the laws of Canada, we have not made an independent investigation of such laws and have relied, with your consent, as to such laws, upon the opinion of Stikeman, Elliott, independent Canadian counsel to the Special Committee, of even date herewith addressed to you. We express no opinion as to (i) any antitrust or unfair competition laws and regulations, or (ii) any securities laws or regulations, relating to the Purchase Documents or the transactions contemplated thereby or otherwise.

                  We have made such inquiry of Buyer Parent and have examined such records of Buyer Parent, public records and other documents as we have deemed necessary to form the basis of the opinions hereinafter expressed, including, without limitation, (i) the Purchase Documents, (ii) a certificate of good standing from the New York Department of State dated ____________ __, 199_ for Buyer Parent, (iii) the current certificate of incorporation and bylaws of Buyer Parent and (iv) certain certificates and other documents executed by officers of each of the Companies. In addition, we have made such investigations of law as we deem necessary and relevant for the purposes of this opinion.

                  In our examination of documents for purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such copies. We have also assumed the genuineness of all signatures on all documents submitted to us for examination. We have also assumed that all certificates issued by public officials have been properly issued and that such certificates are accurate.

                  Whenever used in any statement set forth in this opinion letter, "to our knowledge" or other words of similar meaning qualify and limit such statement to the current awareness of the attorneys of this firm primarily responsible for representing the Special Committee of factual matters that such attorneys recognize as being relevant to the statement so qualified and limited. Except as otherwise stated herein, we

G.H. Wood + Wyant Inc.
3287858 Canada Inc.
1186020 Ontario Limited
January __, 1997
Page 3


have undertaken no independent investigation or verification of such matters.

                  Based upon and subject to the foregoing and subject to the further exceptions and qualifications set forth below, we are of the opinion that:

                  1. Buyer Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of New York.

                  2. Buyer Parent has full corporate power and authority to execute and deliver the Purchase Documents to which it is a party and to perform its obligations thereunder. The execution and delivery by Buyer Parent of the Purchase Documents to which it is a party, and the performance by Buyer Parent of its obligations thereunder, have been duly authorized by all requisite corporate action on the part of Buyer Parent.

                  3. Each of the Purchase Documents to which Buyer Parent is a party has been duly executed and delivered by Buyer Parent, and constitutes a valid and binding obligation of Buyer Parent, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting creditors' rights generally or by general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

                  4. Each of the Purchase Documents to which Buyer is a party has been duly executed and delivered by Buyer, and constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting creditors' rights generally or by general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

                  5. The  execution and delivery by Buyer Parent of the Purchase
Documents to which it is a party, and the performance by Buyer Parent of its obligations thereunder, are not prevented by and do not violate or result in a default under (i) the Business Corporation Law of the State of New York, (ii) any other applicable statute or regulation of the State of New York that a lawyer in such state exercising customary professional diligence would reasonably recognize as being directly applicable, (iii) any provision of its

G.H. Wood + Wyant Inc.
3287858 Canada Inc.
1186020 Ontario Limited
January __, 1997
Page 4


certificate of incorporation or bylaws, or (iv) to our knowledge, any order or ruling of any court or other governmental authority of the United States or the State of New York.

                  The opinions expressed in this letter are limited to the matters set forth in this letter, and no other opinions should be inferred.

                  This opinion letter is solely for your benefit. This opinion letter may not be relied on by, nor copies delivered to, any other person without our prior written consent.

                  We do not undertake to advise you of any changes in the opinions expressed herein subsequent to the issuance of this letter resulting from changes in law or matters which may hereafter be brought to our attention.

                                        Very truly yours,

                                        SUTHERLAND, ASBILL & BRENNAN, L.L.P.



                                        By:____________________________________
                                           James D. Darrow

                                                                  EXHIBIT L-2


             FORM OF OPINION OF SPECIAL COMMITTEE'S CANADIAN COUNSEL


                                                 January __, 1997



G.H. Wood + Wyant Inc.
1475, 32 Avenue
Lachine, Quebec H8T 3J1

3287858 Canada Inc.
c/o G.H. Wood + Wyant Inc.
1475, 32 Avenue
Lachine, Quebec  H8T 3J1

1186020 Ontario Limited
c/o G.H. Wood + Wyant Inc.
1475, 32 Avenue
Lachine, Quebec  H8T 3J1


Ladies and Gentlemen:

         This opinion is furnished to you pursuant to Section 7.2 of that certain Asset Purchase Agreement dated as of November 12, 1996 ("Purchase Agreement"), among G.H. Wood + Wyant Inc., a corporation incorporated under the Canada Business Corporations Act, Hosposable Products, Inc., a New York corporation ("Buyer Parent"), and 3290441 Canada Inc., a corporation incorporated under the Canada Business Corporations Act and a wholly owned subsidiary of Buyer Parent ("Buyer"). Capitalized terms defined in the Purchase Agreement and used but not otherwise defined herein have the meanings ascribed to them in the Purchase Agreement. We have acted as independent Canadian counsel to the Special Committee in connection with the execution and delivery of the Purchase Agreement, the Note, the Undertaking, the Guaranty Agreement and the Covenant Agreement (collectively, the "Purchase Documents").

         In rendering the opinions set forth below, we have assumed that (i) each of the parties to the Purchase Documents (other than Buyer) has duly and validly executed and delivered each instrument, document and agreement to which such party is a signatory, (ii) each person executing any instrument, document or agreement on behalf of any such party (other than Buyer) is duly authorized to do so and (iii) each natural person executing any instrument, document or agreement referred to herein is legally competent to do so.

G.H. Wood + Wyant Inc.
3287858 Canada Inc.
1186020 Ontario Limited
January __, 1997
Page 2



         This opinion is limited to the laws of the Province of Quebec and the federal laws of Canada applicable therein, as presently in effect, and we express no opinion with respect to the laws of any other jurisdiction. We express no opinion as to (i) any antitrust or unfair competition laws or regulations or (ii) any securities laws or regulations relating to the Purchase Documents or the transactions contemplated thereby or otherwise.

         We have made such inquiry of Buyer and have examined such records of Buyer, public records and other documents as we have deemed necessary to form the basis of the opinions hereinafter expressed, including, without limitation,
(i) the Purchase Documents, (ii) a certificate of compliance issued under Subsection 263(2) of the Canada Business Corporations Act dated _________ __, 199_ concerning Buyer, (iii) the current articles of incorporation and bylaws of Buyer and (iv) certain certificates and other documents executed by officers of each of Buyer and Buyer Parent. In addition, we have made such investigations of law as we deem necessary and relevant for the purposes of this opinion.

         In our examination of documents for purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such copies. We have also assumed the genuineness of all signatures on all documents submitted to us for examination. We have also assumed that all certificates issued by public officials have been properly issued and that such certificates are accurate.

         Whenever used in any statement set forth in this opinion letter, "to our knowledge" or other words of similar meaning qualify and limit such statement to the current awareness of the attorneys of this firm practicing in the Province of Quebec and primarily responsible for representing the Special Committee of factual matters that such attorneys recognize as being relevant to the statement so qualified and limited. Except as otherwise stated herein, we have undertaken no independent investigation or verification of such matters.

         Based upon and subject to the foregoing and subject to the further exceptions and qualifications set forth below, we are of the opinion that:

         1. Buyer is a corporation duly organized and validly existing and has made all the necessary corporate filings required to be made

G.H. Wood + Wyant Inc.
3287858 Canada Inc.
1186020 Ontario Limited
January __, 1997
Page 3


under the laws of its jurisdiction of incorporation to keep the Buyer in good standing under such laws.

         2. Buyer has full corporate power and authority to execute and deliver the Purchase Documents to which it is a party and to perform its obligations thereunder. The execution and delivery by Buyer of the Purchase Documents to which it is a party, and the performance by Buyer of its obligations thereunder, have been duly authorized by all requisite corporate action on the part of Buyer.

         3. Each of the Purchase Documents to which Buyer is a party has been duly executed and delivered on behalf of Buyer.

         4. The choice of laws of the State of New York to govern the Purchase Documents is permitted under the laws of the Province of Quebec, subject to proof of such laws as a question of fact. A Court in Quebec would give effect to such choice of law, excluding the rules governing conflict of laws and penal, fiscal, procedural and expropriatory laws and rules, of the State of New York, and would enforce the Purchase Documents, in any action brought to enforce the Purchase Documents in the Province of Quebec, as provided in Article 3111 of the Civil Code, subject to the following:

(i) the laws of the State of New York would have to be proved as a question of fact;

(ii) the application of the laws of the State of New York, if manifestly inconsistent with the public order as understood in international relations, would not be given effect by the courts in Quebec; however, we have no reason to believe that this would be the case as regards the Purchase Documents;

(iii) under the Currency Act (Canada), Canadian courts may render judgment only in Canadian currency;

(iv) even though a Quebec authority has jurisdiction to hear a dispute, it may exceptionally, and on an application by a party, decline jurisdiction if it considers that the authorities of another jurisdiction are in a better position to decide upon the matter;

(v) all applicable bankruptcy, insolvency, rearrangement, reorganization and other debtor relief legislation affecting the rights of creditors; and

G.H. Wood + Wyant Inc.
3287858 Canada Inc.
1186020 Ontario Limited
January __, 1997
Page 4



(vi) the discretion of the courts to limit the availability of the remedies of specific performance and injunctive relief.

         5. Under Article 3111 of the Civil Code, a juridical act, whether or not it contains a foreign element, is governed by the law expressly designated by such act. The application of the conflict of laws rules of the Province of Quebec would therefore result in the laws of the State of New York determining whether or not the Purchase Documents are legal, valid and enforceable in accordance with their respective terms.

         6. Quebec law implicitly recognizes that the parties to the Purchase Agreement may contractually submit to arbitration under the rules of the American Arbitration Association.

         7. If a decision from the arbitration panel is obtained against the Buyer pursuant to the Purchase Agreement, the Quebec courts, in the face of the express submission to the arbitration contained in the Purchase Agreement, will recognize and declare enforceable a decision from the arbitration panel, subject to the exceptions and exclusions provided in Articles 3155 to 3163 of the Civil Code, a copy of which is joined hereto as Schedule A.

         8. The execution and delivery by Buyer of the Purchase Documents to which it is a party, and the performance by Buyer of its obligations thereunder, are not prevented by and do not violate or result in a default under (i) the Canada Business Corporations Act, (ii) any other applicable statute or regulation of Canada or of the Province of Quebec that a lawyer in such jurisdiction exercising customary professional diligence would reasonably recognize as being directly applicable, (iii) any provision of its articles of incorporation or bylaws, or (iv) to our knowledge, any order or ruling of any court or other governmental authority of Canada of the Province of Quebec.

         9. The 3,800,000 shares of Class B Mandatorily Redeemable Preferred Stock and the 1,000,000 shares of Class E Exchangeable Preferred Stock issued to Seller pursuant to the Purchase Agreement have been validly issued in accordance with the requirements of the Canada Business Corporations Act and are fully paid and non-assessable.

         10. The authorized capital of Buyer comprises, inter alia, an unlimited number of shares of Class A Redeemable Preferred Stock, none of which have been issued yet. The issuance of the shares of Class A Redeemable Preferred Stock in

G.H. Wood + Wyant Inc.
3287858 Canada Inc.
1186020 Ontario Limited
January __, 1997
Page 5

accordance with the Purchase Agreement as it now reads has been duly authorized by resolution of the Board of Directors of Buyer and, once the consideration for their issuance has been fully paid to Buyer, the shares of Class A Redeemable Preferred Stock then so issued in accordance with the Purchase Agreement as it now reads and such resolution of the Board of Directors shall be shares that are validly issued in accordance with the requirements of the Canada Business Corporations Act and that are fully paid and non-assessable, on the condition that no event or change in circumstances occurs between the date of this opinion and the date of issuance of such shares of Class A Redeemable Preferred Stock that would prevent such issuance in accordance with the Purchase Agreement as it now reads.

         The opinions expressed in this letter are limited to the matters set forth in this letter, and no other opinions should be inferred.

         This opinion letter is solely for your benefit. This opinion letter may not be relied on by, nor copies delivered to, any other person without our prior written consent.

         We do not undertake to advise you of any changes in the opinions expressed herein subsequent to the issuance of this letter resulting from changes in law or matters which may hereafter be brought to our attention.

                                            Very truly yours,


                                            Stikeman, Elliott

                                                                      EXHIBIT M


                               COVENANT AGREEMENT


            MEMORANDUM OF AGREEMENT made as of the o day of o , 1996


BETWEEN:                     HOSPOSABLE PRODUCTS, INC., a
                             corporation incorporated under the laws of the State of New York,

                             (hereinafter referred to as the "Parent"),

                                                              OF THE FIRST PART,


AND:                         3290441 CANADA INC., a corporation
                             incorporated under the Canada Business
                             Corporations Act,

                             (hereinafter referred to as the "Corporation"),

                                                             OF THE SECOND PART,


AND: G.H. WOOD + WYANT INC., a corporation incorporated under the Canada Business Corporations Act,

                             (hereinafter referred to as the "Seller"),

                                                              OF THE THIRD PART,



         WHEREAS pursuant to an asset purchase agreement dated as of o , 1996 among the Parent, the Corporation and the Seller (the "Asset Purchase Agreement"), the Seller sold all of its business and certain assets to the Corporation;

         WHEREAS the Corporation is a subsidiary of the Parent;

         WHEREAS the Asset Purchase Agreement provided that as part of the consideration for the sale of such business and assets, the Seller was issued:

                                                                             2.


         (i) a promissory note in the aggregate principal amount of Cdn $4,262,741, subject to adjustment, if any, as set forth in the Asset Purchase Agreement, which note will be exchanged for fully paid and non-assessable non-voting Class A shares of the capital stock of the Corporation, such shares being entitled to an annual fixed, cumulative, preferential dividend equal to 4% of their redemption price and a redemption privilege (the "Class A Shares"),

         (ii) 3,800,000 fully paid and non-assessable non-voting Class B shares of the capital stock of the Corporation such shares being entitled to an annual fixed, cumulative, preferential dividend equal to 3.999999% of their redemption price and a redemption privilege (the "Class B Shares"), and

         (iii) 1,000,000 fully paid and non-assessable non-voting Class E shares of the Corporation (the "Exchangeable Shares") such Exchangeable Shares being subject to a call right and a liquidation call right in favour of the Parent (the
                  "Parent Call Rights");

         WHEREAS the articles of incorporation of the Corporation, as amended, set forth the rights, privileges, restrictions and conditions attaching to the Class A Shares (collectively the "Class A Share Provisions"), the Class B Shares (collectively the "Class B Share Provisions") and the Exchangeable Shares (collectively, the "Exchangeable Share Provisions");

         WHEREAS Parent is the registered and beneficial owner of all of the issued and outstanding voting common shares of the Corporation and wishes to make certain covenants in respect of the Corporation relating to:

         (i) payments in respect of the Class A Shares pursuant to the Class A Share Provisions;

         (ii) payments in respect of the Class B Shares pursuant to the Class B Shares pursuant to the Class B Share Provisions;

         (iii) payments in respect of the Exchangeable Shares pursuant to the Exchangeable Share Provisions; and

         (iv) the availability of common shares of the capital stock of Parent, $0.01 par value per share (the "Parent Common Shares") to holders of Exchangeable Shares ("Exchangeable Holders") pursuant to the Exchangeable Share
                  Provisions;

         WHEREAS all defined terms not defined herein shall have the meanings ascribed to them in the Exchangeable Share Provisions;

                                                                             3.


         NOW,  THEREFORE,  in  consideration  of the  respective  covenants  and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

                          COVENANTS OF THE CORPORATION

1. Respect Terms of Shares. To the extent permitted by applicable law, including without limitation the provisions of the Canada Business Corporations Act, the Corporation covenants and agrees in favour of each of the Seller, Parent and all subsequent holders of the Class A Shares, Class B Shares and Exchangeable Shares (collectively the "Subsequent Holders") to observe and perform the Class A Share
         Provisions, the Class B Share Provisions and the Exchangeable Share Provisions.


                               COVENANTS OF PARENT

2. Payments under Class A Shares, Class B Shares and Exchangeable Shares. Parent agrees and covenants in favour of each of the Corporation, the Seller and the Subsequent Holders to ensure that the Corporation is able and has the financial resources (taking into account any requirements under applicable law):

         2.1 To declare and pay dividends on its Class A Shares, to redeem and retract and pay the redemption price for such Class A Shares and to pay the liquidation entitlement in respect of the Class A Shares at the times and in accordance with the terms set forth in the Class A Share Provisions;

         2.2 To declare and pay dividends on its Class B Shares, to redeem and retract and pay the redemption price for such Class B Shares and to pay the liquidation entitlement in respect of the Class B Shares at the times and in accordance with the terms set forth in the Class B Share Provisions; and

         2.3 To declare and pay dividends on its Exchangeable Shares, to pay the Liquidation Amount and to redeem and pay the Retraction Price for such Exchangeable Shares upon receipt of a retraction request, at the times and in accordance with the terms set forth in the Exchangeable Share Provisions.

         2.4      Notwithstanding the foregoing provisions of this Section :

                  2.4.1 in the event that (i) the Corporation notifies the Seller and the Parent that the Corporation does not have the financial resources (taking into account any requirements under applicable law) to pay any of the amounts payable in accordance with the foregoing or
                           (ii) the Corporation has failed to pay any of the amounts payable in accordance with the foregoing and such failure to pay persists for thirty (30) days

                                                                             4.


                           following  a  written  demand  for  such  payment  by
                           Seller, the Seller may, at its sole option and discretion, elect by giving written notice to the Parent and the Corporation within twenty (20) days of receipt of such notice from the Corporation or within twenty (20) days following the expiry of the aforementioned thirty (30) day delay, as the case may be, to receive directly from the Parent any such amount payable to the Seller. The Parent undertakes to pay directly to the Seller within five days of receipt of the Seller's notice the amount which Seller has elected to receive directly from Parent. The Seller's election to receive any such amount directly from Parent and the payment of such amount by Parent to Seller will not (i) affect the right of Seller to receive from the Corporation any other amounts payable to Seller in accordance with the
                           Class A Share Provisions, the Class B Share Provisions and the Exchangeable Share Provisions, or
                           (ii) deprive the Parent of any recourse it may have against the Corporation by reason of having paid such amount to Seller;

                  2.4.2 in the event that (i) the Corporation has given notice to the Seller and the Parent in accordance with subsection and the Seller has not elected to receive payment directly from the Parent as provided for in subsection or (ii) the Corporation has failed to pay any of the amounts payable in accordance with the foregoing and such failure to pay persists for thirty (30) days following a written demand for such payment by Seller, then the Parent may, at its sole option and discretion, elect to pay any of such amounts directly to Seller, by giving written notice to the Seller and the Corporation within five (5) days of the expiry of the applicable twenty (20) day notice period set out in subsection . The Parent undertakes to pay directly to Seller within five (5) days of giving such notice the amount which it has elected to pay directly to Seller. The Parent's election to pay such amount directly to Seller and the payment of such amount by Parent to Seller will not (i) affect the right of Seller to receive from the Corporation any other amounts payable to Seller in accordance with the Class A Share Provisions, the Class B Share Provisions and the Exchangeable Share Provisions, and (ii) deprive the Parent of any recourse it may have against the Corporation by reason of having paid such amount to Seller.

3. Availability of Parent Common Shares. Parent agrees and covenants in favour of the Corporation, the Seller and each Exchangeable Holder:

         3.1 to ensure at all times that sufficient numbers of authorized but unissued shares or treasury shares and Parent Shares are available to the Corporation to permit

                                                                             5.


                  the  Corporation  to satisfy its  obligation to deliver Parent
                  Common  Shares  to  Exchangeable   Holders   pursuant  to  the
                  Exchangeable Share Provisions; and

         3.2 to ensure that such Parent Common Shares are validly authorized and reserved for issuance and, when issued upon exchange, shall be validly issued, fully paid and non-assessable, free and clear of any encumbrances and preemptive rights.

4. Parent's Call Right. Parent agrees and covenants in favour of the Corporation and each Exchangeable Holder, that if the Parent exercises any of the Parent Call Rights it will deliver the appropriate number of Parent Common Shares to the relevant Exchangeable Holder, the whole in conformity with the Exchangeable Share Provisions.

5. Event of Insolvency of the Corporation. If an Event of Insolvency of the Corporation should occur, then the Seller may, at its option, give notice to the Parent that the Seller has elected to require the Parent to purchase from the Seller all of the Class A Shares and the Class B Shares then outstanding and held by the Seller for a price of $1.00 (Canadian) per Class A Share and per Class B Share and the Parent shall purchase and pay the aggregate purchase price for such shares on a date (the "Closing Date") specified in the notice from the Seller which shall not be less than 15 days after the sending of the notice. At the closing on the Closing Date, the Seller shall deliver to the Parent the share certificates representing such Class A Shares and Class B Shares duly endorsed for transfer against delivery of the entire amount of the purchase price which shall be payable by way of a promissory note to be issued by Parent to Seller providing for payments in such amounts payable on such dates and bearing such rate of interest to reflect the dividend entitlement and redemption entitlement as provided in the Class A Share Provisions and the Class B Share Provisions.

         For purposes hereof:

         5.1 "Event of Insolvency of the Corporation" shall mean the occurrence of any of the following events:

                  5.1.1 the Corporation admits in writing its inability to pay its debts generally as they become due;

                  5.1.2 the Corporation makes a general assignment for the benefit of creditors;

                  5.1.3 the corporation becomes subject to bankruptcy proceedings which it is not contesting in good faith, diligently and by appropriate means or which proceedings continue undischarged, unstayed or undismissed for a period of thirty (30) days;

                                                                             6.



                  5.1.4 the Corporation submits to or makes any application for the purpose of suspension of payment of its liabilities;

                  5.1.5 the Corporation petitions to or applies to any authority for the appointment of an administrator, receiver, trustee or intervenor for itself or for any substantial part of its property;

                  5.1.6 the Corporation commences or has commenced against it or in respect of its debts, any proceeding under any Law, relating to reorganization, compromise, settlement, arrangement, adjustment, dissolution or liquidation, which proceedings it is not contesting in good faith, diligently and by appropriate means or which proceedings continue undischarged, unstayed or undismissed for a period of thirty (30) days;

                  5.1.7 the Corporation becomes bankrupt within the meaning of the laws of its country; or

                  5.1.8 the Corporation by any act indicates its consent to, approval of or acquiescence in any bankruptcy, reorganization or insolvency proceeding under any Law or any proceeding for the appointment of an administrator, receiver, trustee or intervenor for itself or for any substantial part of its property or suffers any such receivership or trustee to remain undischarged for a period of thirty (30) days.

         5.2 "Governmental Authority" means any federal, provincial, state, regional, municipal, local or other governmental authority, domestic or foreign, and includes any court, tribunal, agency, department, commission, board, bureau or instrumentality thereof and other Person exercising executive, legislative, judicial, regulatory or administrative functions thereof or pertaining thereto.

         5.3      "Law" means:

                  5.3.1 all constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations, and municipal by-laws, whether domestic, foreign or international;

                  5.3.2 all judgments, orders, writs, injunctions, decisions, rulings, decrees, and awards of any Governmental Authority;

                  5.3.3 all policies, voluntary restraints, practices or guidelines of any Governmental Authority; and

                  5.3.4    all provisions of the foregoing,

                                                                             7.


                  in each case binding on or affecting the Person referred to in the context in which such word is used.

         5.4 "Person" includes any individual, corporation, body corporate, partnership, limited partnership, limited liability company, joint venture, trust, estate, unincorporated association or other entity or any government or governmental authority (including any Governmental Authority) however designated or constituted.

6.       Event of Default of Parent.

         6.1 If Parent is in default of its obligation to make a payment in accordance with section hereof, and Parent fails to remedy such default within 10 days of receiving written notice thereof from Seller, then the Seller may, at its option, give notice to the Parent that the Seller has elected to require the Parent to purchase from the Seller all of the Class A Shares and the Class B Shares then outstanding and held by the Seller for a price of $1.00 (Canadian) per Class A Share and per Class B Share and the Parent shall purchase and pay the aggregate purchase price for such shares plus any accrued and unpaid dividends thereon on a date (the "Closing Date") specified in the notice from the Seller which shall not be less than 15 days after the sending of the notice. At the closing on the Closing Date, the Seller shall deliver to the Parent the share certificates representing such Class A Shares and Class B Shares duly endorsed for transfer against delivery of the entire amount of the purchase price which shall be payable by certified cheque or bank draft payable to Seller and drawn on a branch of a Canadian chartered bank located in the City of Montreal, Quebec, Canada or, at the option of the Seller, by wire transfer to Seller's bank in Canada in accordance with wire transfer instructions set forth in a notice by Seller to the Parent.

         6.2 If Parent is in default of its obligation to make a payment pursuant to a promissory note issued pursuant to Section and Parent fails to remedy such default within 10 days of receiving written notice thereof from Seller or if an Event of Insolvency of the Parent should occur, then the entire principal amount and all accrued and unpaid interest thereon payable under such promissory note shall become immediately due and payable by Parent to Seller by certified cheque or bank draft payable to Seller and drawn on a branch of a Canadian chartered bank located in the City of Montreal, Quebec, Canada or, at the option of the Seller, by wire transfer to Seller's bank in Canada in accordance with wire transfer instructions set forth in a notice by Seller to the Parent. For purposes of this section "Event of Insolvency of the Parent" shall have the same meaning as "Event of Insolvency of the Corporation" except that all references to the "Corporation" in such definition shall be read as if they referred to the "Parent".

                                                                             8.




                               COVENANTS OF SELLER

7. Parent Call Rights. The Seller agrees to be bound by, and to cooperate with the Parent in the Parent's exercise of, the Parent Call Rights. Seller shall not assign, transfer or otherwise dispose of any of the Exchangeable Shares or any interest therein to any Person without obtaining and providing to the Parent the written agreement of such Person to be bound by, and to cooperate with the Parent in the Parent's exercise of, the Parent Call Rights.

8. Voting Rights. The Seller agrees not to exercise its right to elect directors of the Corporation pursuant to Section 5 of the Class A Share Provisions and the Class B Share Provisions for so long as Parent shall have made payments to the Seller in accordance with section hereof.


                     AMENDMENTS AND SUPPLEMENTAL AGREEMENTS

9. Amendments, Modifications, etc. This agreement may not be amended or modified except by an agreement in writing executed by the Corporation, the Parent and the Seller.


                                   TERMINATION

10. Survival of Agreement. This agreement shall continue until the later of the following events:

         10.1 the Class A Shares and the Class B Shares have been completely redeemed and the redemption price in respect of such redemptions shall have been fully paid in accordance with the Class A Share Provisions and the Class B Share Provisions respectively; and

         10.2 there are no issued and outstanding Exchangeable Shares except any Exchangeable Shares which may be held by Parent following the redemption or exchange of all the Exchangeable Shares and the payment of the Retraction Price therefor.


                     WARRANTY OF PARENT AND THE CORPORATION

11. Corporate Authority. Each of Parent and the Corporation has full corporate power and authority to enter into this Agreement and to provide the covenants set out herein. The execution, delivery and performance by Parent and the Corporation of this

                                                                             9.


         Agreement have been duly authorized by all requisite corporate action. Upon the due execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of each of Parent and the Corporation, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or by general equitable principles.


                                     GENERAL

12. Continuing Liability of Parent. In the event Parent makes payments to Seller in accordance with this Agreement, the liability of Parent pursuant to this Agreement shall continue and remain in full force and effect in the event that all or any part of any such payment is recovered by Parent or its successors from Seller or a Subsequent Holder as a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law. Parent agrees to take all actions that are reasonably appropriate to defend against any such attempt to recover all or part of any such payment.

13. Severability. If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

14. Enurement. This agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns and to the benefit of any Subsequent Holders and for such purposes the provisions of this Agreement in favour of the "Seller" and the "Exchangeable Holders" (including, without limitation the provisions of sections , , and hereof) shall be interpreted as if each reference therein to the "Seller" or the "Exchangeable Holders" referred to the Subsequent Holders.

15. Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt of: hand delivery; certified or registered mail, return receipt requested; or telecopy transmission with confirmation of receipt:

                                                                            10.


         15.1     If to the Parent or the Corporation, to:

                  Hosposable Products, Inc.
                  100 Readington Road
                  Somerville, New Jersey 08876
                  Attention:  Joseph H. Weinkam, Jr.

                  Telecopier:       (908) 707-1549
                  Telephone:        (908) 707-1800

                  with a copy to:

                  Sutherland, Asbill & Brennan, L.L.P.
                  1275 Pennsylvania Avenue, NW
                  Washington, DC 20004
                  Attention:  James Darrow, Esq.

                  Telecopier:       (202) 637-3593
                  Telephone:        (202) 383-0132

         15.2     If to the Seller, to:

                  G.H. Wood + Wyant Inc.
                  1475 32nd Avenue
                  Lachine, Quebec H8T 3J1
                  Attention:  James A. Wyant

                  Telecopier:       (514) 636-1148
                  Telephone:        (514) 636-9926

                  with a copy to:

                  Winthrop, Stimson, Putnam & Roberts
                  One Battery Park Plaza
                  New York New York 10004
                  Attention:  Ken Adelsberg, Esq.

                  Telecopier:       (212) 858-1500
                  Telephone:        (212) 858-1213

16. Governing Law. The rights and duties of the parties hereto under this Agreement shall, pursuant to New York General Obligations Law Section 5-1401, be governed by the law of the State of New York.

                                                                            11.


17. The parties hereto recognize the non-exclusive jurisdiction of the courts of the State of New York over disputes relating to this Agreement.

                                                                            12.




         IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first above written.

                            HOSPOSABLE PRODUCTS, INC.


                            By:____________________________

                            By:____________________________



                            3290441 CANADA INC.


                            By:____________________________




                            G.H. WOOD + WYANT INC.


                            By:____________________________

                            By:____________________________

                                                                            13.

                                  INTERVENTION


         Each of 3287858 Canada Inc. ("3287858") and 1186020 Ontario Limited ("1186020") intervene to the covenant agreement dated January o by and among Hosposable Products, Inc., 3290441 Canada Inc. and G.H. Wood + Wyant Inc. (the "Covenant Agreement"), declares that it has read the Covenant Agreement, understands its meaning and scope and is satisfied therewith.

         Each of 3287858 and 1186020 accepts the benefit of any provisions of the Covenant Agreement which may accrue to it as a Subsequent Holder (as defined in the Covenant Agreement) and, as a Subsequent Holder, agrees to be bound by the covenants of Seller set out therein as if it were the party making such covenant.

                                       3287858 CANADA INC.


                                       Per:__________________________
                                                Lynne Emond


                                       1186020 ONTARIO LIMITED


                                       Per:__________________________
                                           John Derek Wyant, M.D.

                                                                      EXHIBIT N
                                                                      ---------


                          REGISTRATION RIGHTS AGREEMENT
                          -----------------------------


             THIS REGISTRATION RIGHTS AGREEMENT, dated as of _____________, 1997 (the "Agreement") by and among Hosposable Products, Inc., a New York corporation (the "Company"), G.H. Wood + Wyant Inc., a corporation incorporated under the Canada Business Corporations Act ("Wyant"), and James A. Wyant (a "Stockholder" and, collectively with Wyant, the "Stockholders").


                              W I T N E S S E T H:
                              - - - - - - - - - -


             WHEREAS, the Company, 3290441 Canada Inc., a corporation incorporated under the Canada Business Corporations Act, and a wholly owned subsidiary of the Company ("Buyer"), and Wyant have entered into an Asset Purchase Agreement dated as of November 12, 1996 (the "Purchase Agreement") pursuant to which, subject to the terms and conditions set forth therein, Buyer has agreed to acquire, and Wyant has agreed to sell, all of the operating assets of Wyant (the "Acquired Business");

             WHEREAS, as partial consideration for the Acquired Business, Wyant shall receive certain shares of Class E Preferred Stock of Buyer, which shares are exchangeable, at the option of the holder, for an equal number of shares of Common Stock;

             WHEREAS, it is a condition to Wyant's obligations to sell the Acquired Business that the Company enter into this Agreement to provide certain registration rights.

             NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

             1. Definitions. The following capitalized terms have the following meanings:

    Commission: The United States Securities and Exchange Commission or any other United States Federal agency administering the Securities Act.

    Common Stock: The Company's Common Stock, par value $.01 per share, and any securities issued with respect to such Common Stock by way of a stock dividend, stock split, or in connection with a combination of shares, recapitalization, merger, consolidation or similar transaction.

    Demand Stockholder: Each of the Stockholders, either acting individually or jointly pursuant to Section 2(a) of this

    Agreement; provided, however, that such Persons shall not be deemed to be Demand Stockholders unless the aggregate net proceeds to be received by such Persons from the sale of their Registrable Securities pursuant to the requested Demand Registration, as determined by the lead managing underwriter of the offering for such Demand Registration (or if such offering is not an underwritten offering, as reasonably determined by the Persons that requested such Demand Registration), exceed $1,000,000.

    Exchange Act: The United States Securities Exchange Act of 1934 and the rules and regulations of the Commission thereunder, as in effect from time to time.

    Exempt Transfer: The transfer of Common Stock (i) by any Stockholder to an Affiliate of such Stockholder, (ii) to a member of such Stockholder's Family Group, (iii) pursuant to a registered public offering and (iv) pursuant to Rule 144 under the Securities Act.

    Family Group: With respect to James A. Wyant, his spouse, siblings, parents, grandparents and descendants, whether natural or adopted.

    Public Offering: The closing of an underwritten public offering of equity securities of the Company or securities convertible into or exchangeable or exercisable for any of such securities registered with the Commission under the Securities Act.

    NASD: The National Association of Securities Dealers, Inc. and any successor organization.

    Person: An individual, corporation, partnership, limited liability company, association, joint-stock company, trust where the interests of the beneficiaries are evidenced by a security, unincorporated organization, estate, governmental or political subdivision thereof or governmental agency.

    Registrable Securities: Shares of Common Stock that (i) at any time, are owned by any Stockholder, including, among other things, shares of Common Stock received by any Stockholder pursuant to an exchange of shares of Class E Preferred Stock of Buyer or received by way of a stock dividend or stock split, or in connection with a combination of shares, recapitalization, merger, consolidation or similar transaction, and (ii) have not at any time been transferred except pursuant to an Exempt Transfer.

    Registration Statement: A registration statement provided for in Section 6 of the Securities Act under which securities are registered under the Securities Act, together with any preliminary, final or summary prospectus contained therein, any amendment or supplement thereto, and any document incorporated by reference therein.

    Securities Act: The United States Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

Capitalized terms used herein and not defined herein have the meanings as defined in the Purchase Agreement. Terms defined in the Exchange Act or the Securities Act and not otherwise defined herein have the meanings herein as therein defined.

             2.  Demand Registration.

             (a) Right to Demand. From and after the second anniversary date of the Closing, each Demand Stockholder shall, have the one-time right, exercisable by written notice to the Company, to request that the Company effect the registration under the Securities Act of all or part of such Demand Stockholder's Registrable Securities (a "Demand Registration").

             Upon receipt of such notice, the Company shall promptly give written notice of such Demand Registration to all registered holders of Registrable Securities, and shall use its best efforts to effect the registration under the Securities Act of:

                  (i) the Registrable Securities that the Company has been requested to register by such Demand Stockholder (including, without limitation, an offering on a delayed or continuous basis pursuant to Rule 415 (or any successor rule to similar effect) under the Securities Act), and

                 (ii) all other Registrable Securities that the Company has been requested to register by the holders thereof, by written request given to the Company within 30 days after the giving of such written notice by the Company, all to the extent required to permit the disposition of the Registrable Securities so to be registered.

             (b) Selection of Underwriters. The underwriters of any offering pursuant to a Demand Registration shall be (a) a lead managing underwriter (which shall be a nationally-recognized investment banking firm) selected by the Demand Stockholder which requested such Demand Registration, subject, however, to the approval of the other Stockholder that did not request such Demand Registration, which approval shall not be unreasonably withheld, and (b) such co-managing underwriters (which shall be one or more nationally-recognized investment banking firms) selected by the Demand Stockholder that requested such Demand Registration.

             (c) Priority in Demand Registrations. If the managing underwriter advises the Company that, in its opinion, the number of Registrable Securities requested to be included in a Demand Registration exceeds what can be sold in such offering at a price acceptable to the Demand Stockholder(s), then the Company will include in such Demand Registration the number of Registrable

Securities requested to be included in such Demand Registration which the Company is so advised can be sold in such offering in accordance with the following priority: first, all Registrable Securities requested by the Demand Stockholders to be included in such Demand Registration, allocated between such Persons as they shall determine; and second all Registrable Securities requested by other holders of Registrable Securities to be included in such Demand Registration, pro rata among such Persons.

             (d) Additional Demand Registrations. If the Company effects the registration of less than all of the Registrable Securities held by the Demand Stockholders pursuant to the Demand Registration pursuant to Subsection 2(a) solely as a result of the operation of Subsection 2(c), the Demand Stockholder may at any time request an additional two Demand Registrations, provided that at least six months have elapsed since the effective date of the most recent Demand Registration. Any such Demand Registration shall be requested, effected and in all other respects be in accordance with the terms of the first Demand Registration.

             (e) Restrictions on Demand Registrations. The Company may postpone for up to three months the filing or the effectiveness of a Registration Statement for a Demand Registration, whether pursuant to Subsection 2(a) or 2(d), if the Company's Board of Directors determines that such Demand Registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any of its subsidiaries to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or similar transaction. In such event, the Demand Stockholders will be entitled to withdraw their request for the Demand Registration. If the request for the Demand Registration is so withdrawn, such Demand Registration request shall not count as a Demand Registration request hereunder.

             (f) Registration of Other Securities. Whenever the Company shall effect a Demand Registration pursuant to this Section 2, no securities other than Registrable Securities shall be included among the securities covered by such Demand Registration unless the Demand Stockholder which requested such Demand Registration shall have previously consented in writing to the inclusion of such other securities.

             (g) Other Registration Rights. Except as otherwise provided in this Agreement, the Company will not grant to any Persons the right to request the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, without the written consent of each of the Stockholders.

             (h) Effective Registration Statement. A Demand Registration pursuant to this Section 2 shall not be deemed to have been effected (i) unless a Registration Statement with respect thereto has become effective, (ii) if after it has become effective, such Demand Registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason, or (iii) if the Registrable Securities are not sold to the public thereunder as a result of the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such Demand Registration not being satisfied, other than by reason of some act or omission by the selling Stockholders.

             3.  Piggyback Registration.

             (a) Right to Piggyback. If the Company at any time proposes to register any securities under the Securities Act (other than registrations on Form S-4 or S-8 or the equivalent thereof) with respect to an underwritten public offering and the form of Registration Statement to be used may be used for the registration of Registrable Securities, the Company will give prompt written notice to all holders of Registrable Securities of its intent to do so. Within 30 days after receipt of such notice, any Stockholder which is a holder of Registrable Securities may by written notice to the Company request the registration by the Company under the Securities Act of Registrable Securities in connection with such proposed registration by the Company under the Securities Act of securities (a "Piggyback Registration"). Such written notice to the Company shall specify the Registrable Securities intended to be disposed of by such Stockholders and the intended method of distribution thereof. Upon receipt of such request, the Company will use its best efforts to register under the Securities Act all Registrable Securities which the Company has been so requested to register, to the extent requisite to permit the disposition of the Registrable Securities so to be registered; provided, however, that if at any time after giving notice of its intent to register securities and before the effective date of the Registration Statement filed in connection with such Piggyback Registration, the Company determines for any reason not to register or to delay registration of such securities, the Company may, at its election, give notice of such determination to the Stockholders requesting such Piggyback Registration, and, thereupon, (i) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such Piggyback Registration (but not from its obligation to pay registration expenses pursuant to Section 5 hereof) without prejudice, however, to the rights of any holder or holders of Registrable Securities entitled to do so to request that such registration be effected as a Demand Registration under Section 2 hereof, and (ii) in the case of a determination to delay registering, the Company may delay registering any Registrable Securities for the same period as the delay in registering such other securities. No registration effected under this Section 3 shall relieve the Company of its obligation to effect any Demand Registration upon request under Section 2 hereof.

              (b) Selection of Underwriters. The underwriters of any offering pursuant to a Piggyback Registration shall be one or more nationally-recognized investment banking firms selected by the Company.

             (c) Priority in Piggyback Registrations. If the managing underwriter informs the Company in writing of its judgment that including the Registrable Securities in the Piggyback Registration creates a substantial risk that the proceeds or price per unit to be received from such offering might be reduced or that the number of Registrable Securities to be registered is too large to be reasonably sold, then the Company will include in such Piggyback Registration, to the extent of the number which the Company is so advised can be sold in such offering: first, all securities proposed by the Company to be sold for its own account; and second, such Registrable Securities requested by the Stockholders to be included in such Piggyback Registration pro rata on the basis of the number of shares of such Registrable Securities so proposed to be sold and so requested to be included.

             4.  Registration Procedures.

             (a) Company Covenants. Whenever the Company is hereunder required to use its best efforts to effect the registration under the Securities Act of any Registrable Securities as provided in Section 2 or 3, the Company will:

                  (i) prepare and file with the Commission the requisite Registration Statement to effect such registration and thereafter use its best efforts to cause such Registration Statement to become effective, provided that the Company may discontinue any registration of its securities which are not Registrable Securities (and, under the circumstances specified in Subsection 3(a), its securities which are Registrable Securities) at any time prior to the effective date of the Registration Statement relating thereto;

                 (ii) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until the earlier of (a) such time as all such securities have been disposed of in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement and (b) the expiration of 180 days from the date such Registration Statement first becomes effective (exclusive of any period during which the Stockholders are prohibited or impaired from disposition of Registrable Securities by reason of the occurrence of any event described in Section 4(a)(v)(a), (vii) or 4(c)), at which time the Company shall have the right to deregister any of such securities which remain unsold;

                (iii) furnish to each seller of Registrable Securities covered by such Registration Statement such number of conformed copies of the Registration Statement, and of each amendment and supplement thereto, such number of copies of the prospectus contained in such Registration Statement and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request;

                 (iv) use its best efforts to register or qualify all securities covered by such Registration Statement under such other securities or blue sky laws of jurisdictions as each seller thereof shall reasonably request, to keep such registration or qualification in effect for so long as the Registration Statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the securities owned by such seller, except that the Company shall not for any such purpose be required to (a) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not be obligated to be so qualified but for the requirements of this subsection; (b) subject itself to taxation in any such jurisdiction; or (c) consent to general service of process in any such jurisdiction;

                  (v) use its best efforts to (a) obtain the withdrawal of any order suspending the effectiveness of such Registration Statement or sales thereunder at the earliest possible time and (b) cause all Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities of United States jurisdictions as may be necessary to enable the seller thereof to consummate the disposition of such Registrable Securities;

                 (vi) furnish to each seller of Registrable Securities a signed counterpart, addressed to such seller and the underwriters, of:

                  (x) an opinion of counsel for the Company dated the effective date of the Registration Statement (and dated the closing date under the underwriting agreement), reasonably satisfactory in form and substance to such seller, and

                  (y) a  "comfort  letter"  dated  the  effective  date  of  the
    Registration Statement (and dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have certified the Company's financial statements included in such Registration Statement, covering substantially the same matters with respect to such Registration Statement and, in the case of the "comfort letter," with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten public offerings of securities, and, in the case of the legal opinion, such other legal matters, and, in the case of the "comfort letter," such other financial matters, as such seller or the underwriter may reasonably request;

                (vii) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, notify each seller of Registrable Securities covered by such Registration Statement promptly after the Company discovers that the prospectus included in such Registration Statement as then in effect includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of any such seller promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

               (viii) otherwise   use  its  best  efforts  to  comply  with  all
    applicable rules and regulations of the Commission;

                 (ix) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration
    Statement from and after a date not later than the effective date of such Registration Statement; and

                  (x) use its best efforts to list all Registrable Securities covered by such Registration Statement on a securities exchange on which similar securities issued by the Company are then listed and shall take any other action necessary or advisable to facilitate the disposition of such Registrable Securities.

             The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company such information regarding such seller and the distribution of such securities as the Company may request. Any Person participating in any Demand Registration or Piggyback Registration must (a) agree to sell their securities on the basis provided in the underwriting agreement and (b) complete and execute all documents required under this Agreement or the underwriting agreement.

             Each holder of Registrable Securities agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in subparagraph (vii) of this Subsection 4(a), such holder will discontinue immediately such holder's disposition of securities pursuant to the Registration

Statement until such holder receives copies of the supplemented or amended prospectus contemplated by such subparagraph (vii) and, if so directed by the Company, will deliver to the Company all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

             (b) Underwriting Agreements. The Company will enter into an underwriting agreement with the underwriters for any offering pursuant to a Demand Registration or Piggyback Registration if requested by the underwriters so to do. The underwriting agreement will contain such representations and warranties by the Company and such other terms as are generally prevailing at such time in underwriting agreements. The holders of Registrable Securities to be distributed by the underwriters shall be parties to such underwriting agreement and may, at their option, require that any or all of the representations, warranties, and other agreements by the Company to and for the benefit of the underwriters also be made to and for the benefit of such holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such holders of Registrable Securities. No holder of Registrable Securities shall be required to make representations or warranties to, or agreements with, the Company or the underwriters other than representations, warranties or agreements regarding such holder, such holder's Registrable Securities, such holder's intended method of distribution and any representations required by law.

             (c) Holdback Agreements. (i) Each holder of Common Stock party hereto agrees by acquisition of such Common Stock not to effect any public sale or distribution of any equity securities of the Company or securities convertible into or exchangeable or exercisable for any of such securities during the seven days prior to and the 120 days after any Public Offering, Demand Registration or Piggyback Registration has become effective, except as part of such Public Offering, Demand Registration or Piggyback Registration, as the case may be, unless the managing underwriter of the Public Offering, Demand Registration or Piggyback Registration otherwise agrees to such sale or distribution.

                 (ii) The Company agrees (x) not to effect any public sale or distribution of its equity securities or securities convertible into or exchangeable or exercisable for any of such securities during the seven days prior to and the 120 days after any Public Offering, Demand Registration or Piggyback Registration has become effective, except as part of such Demand Registration or Piggyback Registration, as the case may be, and except pursuant to registrations on Form S-4, S-8 or any successor or similar forms thereto and (y) to use its best efforts to cause each holder of at least 5% of its equity securities (on a fully-diluted basis), or any securities convertible into or exchangeable or exercisable for any such securities, to agree not to effect any such public sale or distribution of such securities during such period, unless the managing underwriter otherwise agrees to such sale or distribution.

             (d) Preparation; Reasonable Investigation. In connection with the preparation and filing of each Registration Statement under the Securities Act pursuant to this Agreement, the Company will give the holders of Registrable Securities to be registered under such Registration Statement, the underwriters and their respective counsel and accountants, the opportunity to participate in preparing the Registration Statement. The Company will also give each of such Persons such access to its books and records and opportunities to discuss the business of the Company with the Company's officers and independent public accountants who have certified the Company's financial statements as shall, in the opinion of such holders' and such underwriters' respective counsel, be necessary to conduct a reasonable investigation within the meaning of the Securities Act.

             (e) Rule 144. The Company will file the reports required to be filed by it under the Securities Act and the Exchange Act to enable the Stockholders to sell their Registrable Securities without registration under the Securities Act and within the exemptions provided under the Securities Act by Rule 144 or any similar rule or regulation hereafter adopted by the Commission. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

             5. Registration Expenses. The Company will bear all expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration, filing and NASD fees, all securities and blue sky compliance fees and expenses, all word processing expenses, duplicating expenses, printing expenses, engraving expenses, messenger and delivery expenses, all Company general and administrative expenses, all Company counsel and accountants fees and disbursements, all special audit, financial statement and reconstruction costs, all comfort letter costs, all underwriter fees and disbursements customarily paid by issuers or sellers of securities (including fees paid to a "qualified independent underwriter" required by the rules of the NASD in connection with a distribution), all "road show" expenses and allocations and the expense for other Persons retained by the Company, but excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers, sales agents or similar securities industry professionals relating to the distribution of Registrable Securities and applicable transfer taxes, if any, which shall be borne by the sellers of the Registrable Securities being registered in all cases.

             6.  Indemnification.

             (a) Indemnification by the Company. In the event of any Demand Registration or Piggyback Registration of any Registrable

Securities under the Securities Act, the Company shall, and hereby does, indemnify and hold harmless each seller of any Registrable Securities covered by the Registration Statement with respect thereto, such seller's partners, directors and officers, each underwriter (including any "qualified independent underwriter" required by the rules of the NASD) of the offering or sale of such securities, and each Person who controls such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities to which such seller, partner, director, officer, underwriter or controlling Person, as the case may be, may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of material fact contained in the Registration Statement under which such Registrable Securities were sold or an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse each such indemnified Person for expenses reasonably incurred by it in connection with defending such loss, claim, damage, liability, action or proceeding; provided that the Company shall not be liable in any such case for any losses, claims, damages, liabilities (or actions or proceedings in respect thereof) or expenses which arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made by the Company in such Registration Statement in reliance upon information furnished to the Company by such Person through an instrument duly executed by such Person specifically stating that it is for use in the preparation thereof; and provided further that the Company shall not be liable to and does not indemnify any underwriter in the offering or sale of Registrable Securities, or any Person who controls an underwriter within the meaning of the Securities Act, in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the final prospectus, as the same may be supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person, if such statement or omission was corrected in such final prospectus. This indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party, and shall survive the transfer of such Registrable Securities by the seller thereof.

             (b) Indemnification by the Sellers. The Company may require, as a condition to including any Registrable Securities in any Registration Statement, that the Company receive an undertaking satisfactory to it from the prospective seller of such Registrable Securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in subsection (a) of this
Section 6) the Company, its directors, its officers, and each other Person who controls the Company within the meaning of the

Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such Registration Statement, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such seller specifically stating that it is for use in the preparation of such Registration Statement. The prospective sellers' obligation to indemnify will be several, not joint and several, among such sellers and the liability of each such seller of Registrable Securities shall be in proportion to and limited to the net amount received by such seller from the sale of Registrable Securities pursuant to such Registration Statement. This indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company, its directors, officers or controlling Persons, and shall survive the transfer of such Registrable Securities by the seller thereof.

             (c) Notices of Claims, Etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Subsection 6(a) or (b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action. The failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 6, except to the extent that the indemnifying party is prejudiced by the failure to give such notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified party and the indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to the indemnified party. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable for any settlement made by the indemnified party without its consent (which consent will not be unreasonably withheld) or for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

             (d) Other Indemnification. Indemnification similar to that specified in the preceding subdivisions of this Section 6 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any Federal or state law or regulation of any governmental authority other than the Securities Act.

             (e) Indemnification  Payments. The indemnification required by this
Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

             (f) Contribution. If the indemnification provided for in this Agreement is for any reason unavailable or insufficient to indemnify an indemnified party under Subsection 6(a), (b) or (d) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, or referred to therein, then each indemnifying party shall, in lieu of indemnifying such party, contribute to the amount payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, in a proportion which reflects: (i) first, the relative benefits received on the one hand by the Company and on the other hand by the holders of the Registrable Securities included in the offering; and (ii) second, the relative fault with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, on the one hand of the Company and on the other hand of the holders of the Registrable Securities included in the offering, as well as any other relevant equitable considerations.

             The relative  benefits  received  shall be deemed to be in the same proportion which the sum of the total subscription price paid to the Company in respect of the Registrable Securities plus the total net proceeds from the offering of the securities (before deducting expenses) received by the Company bears to the amount by which the total net proceeds from the offering of the securities (before deducting expenses) received by the holders of the
Registrable Securities with respect to such offering exceeds the subscription price paid to the Company in respect of the Registrable Securities, and in each case, the net proceeds received from such offering shall be determined as set forth on the table of the cover page of the prospectus.

             The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the holders of the Registrable Securities; the intent of the parties; the parties' relative knowledge; the parties' access to information; and the parties' opportunity to correct or prevent such statement or omission. The Company and the Stockholders agree that it would not be just and equitable if contribution pursuant to this Section 6 is determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to herein.

             The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to in this Subsection 6(f) shall be deemed to include, for purposes of this Subsection 6(f), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of "fraudulent misrepresentation" within the meaning of Section 11 of the Securities Act shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

             7.  Miscellaneous.

             (a) Amendments and Waivers. This Agreement may be amended or waived by the consent of the Company and each of the Stockholders. Each holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Subsection 7(a), whether or not such Registrable Securities shall have been marked to indicate such consent.

             (b) Nominees for Beneficial Owners. If Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election, be treated as the holder of such Registrable Securities for purposes of (i) any action by holders of Registrable Securities pursuant to this Agreement and (ii) any determination of number of Registrable Securities held by any holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances of such beneficial owner's ownership of such Registrable Securities.

             (c) Notices. All consents, notices and other communications provided for hereunder shall be in writing and sent in the manner provided in the Purchase Agreement. Communications to a stockholder must be addressed to such stockholder in the manner set forth in the Purchase Agreement or at such other address as such stockholder communicates to the Company, or to the address of the last holder of such security who has communicated an address to the Company. Communications to the Company must be addressed to the Company in the manner set forth in the Purchase Agreement.

             (d) Assignment. This Agreement is personal to the parties hereto and not assignable and may not be enforced by any subsequent holder of securities of the Company; provided, however, that upon execution and delivery to the Company of a commitment to be bound by the terms of this Agreement, this Agreement may be assigned to, and may be enforced by, a transferee of Common Stock pursuant to clauses (i), (ii) and (iii) of the definition of "Exempt Transfer", which transferee shall thereupon have all of the rights and obligations of its transferor hereunder.

             (e) Descriptive Headings. The descriptive headings of the sections and paragraphs of this Agreement are for reference only and shall not limit or otherwise affect the meaning hereof.

             (f) Governing Law. The rights and duties of the parties hereto under this Agreement shall, pursuant to New York General Obligations Law Section 5-1401, be governed by the law of the State of New York.

             (g) WAIVER OF JURY TRIAL. THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREON.

             (h) Specific Performance. The parties hereto acknowledge that there may be no adequate remedy at law if any party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement, in any court of the United States or any state thereof having jurisdiction.

             (i) Counterparts. This Agreement may be executed in any number of counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.

             IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.


                                       HOSPOSABLE PRODUCTS, INC.


                                       By:_______________________________
                                          Name:
                                          Title:


                                       G.H. WOOD + WYANT INC.


                                       By:_______________________________
                                          Name:
                                          Title:


                                       By:_______________________________
                                          Name:
                                          Title:



                                          _______________________________
                                          James A. Wyant

                                                                      EXHIBIT O
                                                                      ---------

                             G.H. WOOD + WYANT INC.
                      PRO-FORMA POST CLOSING BALANCE SHEET
                               JANUARY X, 1997(1)


================================================================================
                                     Assets
--------------------------------------------------------------------------------
Cash                                                                  $600,000

(2) Hosposable shares (315,690)                                      2,162,476
(3) Redeemable Preferred shares                                      4,562,741
(4) Class "E" Exchangeable Preferred
shares                                                               6,850,000
                                                                   -------------

                                                                   $14,175,217
                                                                   =============


Liabilities                                                          NIL

Shareholder's equity                                                14,175,217
                                                                   -------------

                                                                   $14,175,217
                                                                   =============



--------------------------------------------------------------------------------

NOTES TO PRO-FORMA POST CLOSING BALANCE SHEET

1. Assumes transactions contemplated by the Asset Purchase Agreement have occurred. All Wyant corporate reorganization transactions have occurred prior to balance sheet preparation date.

2. Based on a market value of U.S. $5.00 per share and an exchange rate of U.S. $1.00 = CDN $1.37.

3.     The amount will increase dollar for dollar with 1996 pre-tax earnings.

4. The amount is derived from the product of 1,000,000 shares at a price of U.S. $5.00 (the assumed value of Hosposable common shares) and an exchange rate of U.S. $1.00 = CDN $1.37. Of the 1,000,000 Class "E" Exchangeable Preferred shares in the Company, only 833,333 will be owned and controlled by James A. Wyant. The remainder, 166,667 shares, will be owned and controlled by James A. Wyant's siblings.

                                                  EXHIBIT C TO AMENDMENT NO. 12


                             VOTING TRUST AGREEMENT


                  THIS VOTING TRUST AGREEMENT entered into at the City of Montreal, Province of Quebec, on this __ day of January, 1997.

BETWEEN:                      G.H.  WOOD + WYANT  INC.,  herein  represented  by
                              James A. Wyant

                              (hereinafter referred to as "Wood Wyant")

AND:                          3287858 CANADA INC.,  herein  represented by Lynne
                              Emond

                              (hereinafter referred to as "LynneCo")

AND:                          1186020 ONTARIO  LIMITED.,  herein  represented by
                              John Derek Wyant, M.D.

                              (hereinafter refined to as "DerekCo")

                              (Wood Wyant, LynneCo and DerekCo collectively referred to as the "Shareholders")

AND:                          JAMES A. WYANT

                              (hereinafter referred to as "Voting Trustee")

AND:                          MCCARTHY TETRAULT

                              (hereinafter referred to as the "Depository").

                  WHEREAS Wood Wyant represents that it is the owner of and has full voting power with respect to the fully paid common shares of the capital stock of Hosposable Products, Inc. ("Hosposable") in the number indicated opposite its name on Schedule A hereto, LynneCo represents that it is the owner of and has full voting power with respect to the fully paid common shares of the capital stock of Hosposable in the number indicated opposite its name on Schedule A hereto and DerekCo represents that it is the owner of and has full voting power with respect to the fully paid common shares of the capital stock of Hosposable in the number indicated opposite its name on Schedule A hereto; and

                  WHEREAS each of the Shareholders has the power to deposit such shares with the Depositary to be held and dealt with under and pursuant to the terms and conditions hereof; and

                  WHEREAS each of the Shareholders represents and warrants that this Agreement does not conflict with or constitute a breach under any instrument, indenture or agreement by which such Shareholder is bound; and

                  WHEREAS the recitals, representations and statements of fact are made by the other parties to this Agreement and not by the Depositary;

                  AND WHEREAS the Shareholders have requested the Depositary to take and hold their respective common shares of Hosposable as registered holder thereof, as a depositary, and to act in accordance with the terms of this Agreement, and the Depositary has agreed to do so;

                  AND WHEREAS the Shareholders desire to authorize the Voting Trustee to vote their respective common shares of Hosposable on the terms set forth in this Agreement and the Voting Trustee has agreed to do so;

                  NOW, THEREFORE, THIS AGREEMENT WITNESSES that in consideration of their mutual agreements and covenants each with the other, the parties agree as follows:


                                    ARTICLE 1

                                 INTERPRETATION

                  Section 1.1   Definitions

                  In this Agreement, unless something in the subject matter or context is inconsistent therewith:

                  (a) "Act" means the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended, re-enacted or replaced;

                  (b) "Affiliate" has the meaning ascribed thereto in the Act;

                  (c) "Agreement," "hereunder," "hereof" and "herein" means this agreement and all schedules attached hereto and all amendments made hereto and thereto by written agreement between the Shareholders, the Voting Trustee and the Depositary;

                  (d)  "Associate" has the meaning ascribed thereto in the Act;

                  (e) "Bidder" means a person or company that makes a Takeover Bid and includes any Associate or Affiliate of such person or company or any person or company that is disclosed in the offering document relating to such Takeover Bid to be acting jointly or in concert with such person or company;

                  (f) "Business Day" means a day other than a Saturday, Sunday or statutory holiday in Quebec;

                  (g) "Common Shares" means common shares of the capital stock of Hosposable that the Shareholders own at the date hereof and all such Common Shares which the Shareholders may acquire or hereafter beneficially own;

                  (h) "control" has the meaning ascribed thereto in the Act and "controlled" has the corresponding meaning;

                  (i) "Deposited  Shares" has the meaning  ascribed  thereto in section 3.1.1;

                  (j) "DerekCo Shares" means all of the Common Shares deposited by DerekCo pursuant to this Agreement;

                  (k) "LynneCo Shares" means all of the Common Shares deposited by LynneCo pursuant to this Agreement;

                  (l) "Non-Deposited Shares" has the meaning ascribed thereto in section 3.7;

                  (m) "Notice" has the meaning ascribed thereto in section 6.1;

                  (n) "Offered  Shares"  has the  meaning  ascribed  thereto in section 6.1;

                  (o) "Offeror"  has the  meaning  ascribed  thereto in section
6.1;

                  (p) "Offer Date" means the date on which a Takeover Bid is made;

                  (q) "Permitted Transferee" has the meaning ascribed thereto in section 9.3.1;

                  (r) "Related Party" means any Affiliate or Associate of a Shareholder or of any Permitted Transferee;

                  (s) "Released  Shares"  means Common Shares  withdrawn  under
Section 5 hereof;

                  (t) "Shareholder's Immediate Family" means:

                             (i) in the case of Wood Wyant, James A. Wyant, his spouse and any of his descendants (including an adopted child) or ascendants,

                             (ii) in the case of LynneCo, Lynne Emond and her spouse and any of her descendants (including an adopted child) or ascendants, and

                            (iii) in the case of DerekCo, John Derek Wyant, M.D., and his spouse and any of his descendants (including an adopted child) or ascendants;

                  (u) "Shareholders" shall mean collectively DerekCo, LynneCo and Wood Wyant;

                  (v) "Takeover Bid" means an offer to purchase Common Shares that must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, be made to all or substantially all holders of Common Shares to which the requirement applies, and for the purposes of this definition, the varying of any term of such offer shall be deemed to constitute the making of a new offer;

                  (w) "Transfer Agent" means the transfer agent from time to time for the Common Shares;

                  (x) "Voting Trust Certificate" has the meaning ascribed thereto in section 3.2;

                  (y) "Wood Wyant Shares" means all of the Common Shares deposited by Wood Wyant pursuant to this Agreement.

                  Section 1.2   Number

                  Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

                  Section 1.3   Intention of the Parties

                  Each of the Shareholders declares that it is intended that this Agreement govern all of the Common Shares which such Shareholder now owns and any of such Common Shares which any Permitted Transferee may hereafter acquire from such Shareholder in accordance with the terms of this Agreement.


                                    ARTICLE 2

                                      TERM

                  This Agreement shall commence on the date hereof and continue in effect for fifteen years until the fifteenth anniversary date of this Agreement unless sooner terminated pursuant to the provisions hereof.

                                   ARTICLE 3

                                  VOTING TRUST

                  Section 3.1   Deposit of Shares

                           3.1.1  The Depositary hereby acknowledges that
each of the Shareholders has deposited with the Depositary certificates for the number of Common Shares, set forth opposite the name of such Shareholder on Schedule A to this Agreement, agrees forthwith to cause such Common Shares to be registered in the name of the Depositary and agrees to hold all such Common Shares and all other Common Shares which may in the future be deposited with the Depositary ("Deposited Shares") for the purposes of this Agreement in accordance with the terms and conditions hereof.

                           3.1.2  Save as herein otherwise expressly
provided, the Deposited Shares shall not be withdrawn from deposit until the termination of this Agreement.

                           3.1.3  Wood Wyant, LynneCo and DerekCo agree that
the Deposited Shares shall be registered in the name of the Depositary and undertake to sign all such documents and instruments as may be necessary for such purpose. The Depositary shall not release, sell, gift over, transfer, assign, pledge, charge, hypothecate, mortgage, grant a security interest in or in any other way dispose of or encumber the Deposited Shares or agree to do any of the foregoing, except as expressly provided for in sections 3.7, 5 and 9 of this Agreement.

                  Section 3.2   Voting Trust Certificates

                  The Depositary shall forthwith issue in the name of and deliver to each of the Shareholders Voting Trust Certificates representing the Deposited Shares, substantially in the form set out in Schedule B to this Agreement or in such other form as may be approved by the parties hereto (the "Voting Trust Certificates"), and the terms, provisions and conditions set out in such Voting Trust Certificates shall have the same effect as if set out in full in this Agreement. The Depositary shall maintain a register at the office of the Depositary setting forth the name and address of each holder of Voting Trust Certificates, the number of Common Shares represented thereby and of all transfers of such Voting Trust Certificates permitted hereunder, notice of which has been given to the Depositary.

                  Section 3.3   Ownership of Deposited Shares

                  Notwithstanding their registration in the name of the Depositary, the Deposited Shares shall continue to be beneficially owned by the Shareholder that delivered to the Depositary the certificate or certificates representing such Deposited Shares and the Depositary shall hold such Deposited Shares as a depositary for each such Shareholder which shall continue to enjoy all the rights relating to the ownership of such Deposited Shares except as otherwise provided herein.

                  Section 3.4   Dividends and Other Distributions

                  All dividends declared and paid and other distributions made on the Deposited Shares shall, upon receipt by the Depositary, be paid pro rata over to the holders of the Voting Trust Certificates of record in the register of the Depositary referred to in section 3.2 on the record date for such dividend or distribution on the Common Shares as determined by the Corporation, subject to the prior fulfillment of any obligations incumbent on the Depositary by law as regards the payment or deduction of any income or other tax; provided that if any such dividend or distribution shall take the form of shares of the Corporation carrying voting rights, such new shares shall not be distributed as such but shall be added by the Depositary to the Deposited Shares and be represented by the distribution pro rata to such holders of Voting Trust Certificates of additional Voting Trust Certificates representing the same.

                  Section 3.5    Additional Rights

                  If at any time the holders of shares of Hosposable become entitled to exercise any rights of subscription in respect of any shares and/or other securities of Hosposable, the Depositary and/or the Voting Trustee will take all necessary and proper steps to make such rights available to the holders of Voting Trust Certificates representing the shares to which such rights may appertain, and if the exercise of such rights shall result in the issuance of shares of Hosposable carrying Voting Rights, the Depositary shall hold the shares so issued as Deposited Shares subject to the terms of this Agreement and shall issue Voting Trust Certificates in respect of such shares to the parties respectively entitled thereto.

                  In the event of a change or reclassification of the shares of Hosposable whereby the shares of any class held by the Depositary hereunder are to be exchanged in whole or in part for new or different shares or other securities of Hosposable, the Depositary is empowered to make such exchange and to the extent that such new or different shares carry voting rights to hold such shares as Deposited Shares subject to the terms of this Agreement.

                  In  the  event  the  Depositary  receives  any  shares  of any successor corporation with or into which Hosposable may be merged, consolidated or amalgamated which, by the terms of such merger, consolidation or amalgamation, are issuable in respect of or in exchange for shares of Hosposable held by the Depositary and which the Depositary may surrender in lieu of or in exchange for such shares, the Depositary shall retain, subject to the terms of this Agreement, any certificates for such shares so received by it carrying voting rights as Deposited Shares. The Depositary shall deliver to the holders of Voting Trust Certificates in exchange for and against surrender of the same
(i) Voting Trust Certificates for the shares, if any, retained by the Depositary and (ii) share certificates for the shares, if any, received by the Depositary not having Voting Rights. In the event of any such merger, consolidation or amalgamation, the successor corporation shall thereupon for the purposes of this Agreement be deemed to be Hosposable.

                  The Depositary shall not be required to deliver Voting Trust Certificates or share certificates for a fraction of a share in respect of any dividend, reclassification, merger, consolidation, amalgamation or any other change affecting shares held by it, but may, in lieu thereof, deliver in respect of any fractional interest scrip for Voting Trust Certificates or share certificates in such form as the Voting Trustee and the Depositary shall in their discretion determine, or may, in lieu thereof, deliver cash in such amount as the Voting Trustee and the Depositary shall in their discretion determine in payment of such fractional interest.

                  Section 3.6   Powers and Duties of the Voting Trustee

                  Until this Agreement is terminated and the Voting Trust hereby constituted is dissolved, the Voting Trustee shall, subject to the terms hereof (including sections 3.4 and 5 hereof), possess and be entitled to exercise in his sole and absolute discretion all shareholders' rights to vote and to take part in or consent to any corporate or shareholders' action in respect of and as holder of all Deposited Shares. The holders of Voting Trust Certificates shall not by virtue thereof or of this Agreement or otherwise, have any right under or in respect of any such Deposited Shares or subject hereto to vote or take part in or consent to any such corporate or shareholders' action in respect of such Common Shares, or in any way bind or govern the decisions, actions or discretion of the Voting Trustee in respect of all or any of such Common Shares. The Depositary, if so required in writing by the Voting Trustee, shall itself vote, take part in, or consent to any corporate or shareholders' action, upon, under or in respect of all or any of the Deposited Shares in accordance with any such instructions as may from time to time be given in writing to the Depositary by the Voting Trustee. The Depositary, if so required by the Voting Trustee, shall make, execute and deliver from time to time such instrument or instruments in proxy, authorizing any person or persons from time to time designated by the Voting Trustee to vote upon the Deposited Shares or other securities or any of them as the Voting Trustee may from time to time require the Depositary to do, and regardless of whether any person or persons so designated shall or be in any way responsible for the manner in which any person or persons so appointed to vote upon the Deposited Shares or other securities or any of them shall exercise the voting rights under such instruments of proxy.

                  Section 3.7   Right to Dispose of Deposited Shares

                  While this Voting Trust Agreement is in effect and notwithstanding any provision to the contrary including section 5 hereof, the Voting Trustee has the right at any time and from time to time, directly or indirectly, to sell the Deposited Shares, as well as fully paid common shares owned and held by the Voting Trustee and/or Wood Wyant directly or indirectly in the capital stock of Hosposable which are not Deposited Shares ("Non-Deposited Shares"), subject to the provisions hereof:

                           3.7.1  Deposited Shares shall be sold on the same
terms and conditions as Non-Deposited Shares;

                           3.7.2  Deposited Shares and Non-Deposited Shares
shall be sold at a price equal to their fair market value and otherwise on commercially reasonable terms; and

                           3.7.3  LynneCo Shares, DerekCo Shares, Wood Wyant
Shares and Non-Deposited Shares shall be sold on the basis of the following percentages: 1) LynneCo Shares - thirty three per cent (33%) of the shares sold;
2) DerekCo Shares - thirty three percent (33%) of the shares sold; and 3) Wood Wyant Shares and Non-Deposited Shares collectively - thirty three percent (33%) of the shares sold until such time as there are no LynneCo Shares or DerekCo Shares remaining subject to this Agreement. The Voting Trustee shall remit to LynneCo and DerekCo their respective portions of the sale proceeds, net of brokerage fees and any applicable transfer taxes.

                  Section 3.8 The Voting Trustee may be a director or an officer or representative or agent of Hosposable and may vote for himself as such and he shall not be disqualified from acting as a Voting Trustee by reason of any personal interest, either direct or indirect, in Hosposable or in any of its securities and any firm or corporation in which he may be a shareholder or officer may deal with Hosposable by lending it money, purchasing or selling its securities or otherwise in any manner whatsoever as fully as though he were not a Voting Trustee, nor shall any action be voidable on account of any such personal interest. The Voting Trustee may hold, purchase, sell or otherwise deal with securities of Hosposable not subject to this Agreement to the same extent as if he were not a Voting Trustee.

                  Section 3.9 The Voting Trustee shall not be entitled to remuneration for acting as such. Any expense or liability of the Depositary shall be chargeable to the Voting Trustee for the account of the holders of Voting Trust Certificates in proportion to the number of securities represented by the Voting Trust Certificates respectively held by them and the Depositary shall not be required to take any action hereunder involving the expenditure of money unless the funds therefor have been provided.

                  Section 3.10 The rights and powers of the Voting Trustee herein are purely personal to the Voting Trustee and are not subject to transfer nor assignment. The Voting Trustee may at any time resign his office by delivering to the Depositary and the holders of Voting Trust Certificates his written resignation.


                                    ARTICLE 4

                                   TERMINATION

                  Section 4.1 This Agreement and the voting trust hereby created shall be terminated by:

                           4.1.1  dissolution, winding up or liquidation of
Hosposable or a successor corporation;

                           4.1.2  the written request of holders of Voting
Trust Certificates representing not less than 85 percent (85%) of the Voting Rights attaching to the Common Shares then subject to this Agreement;

                           4.1.3  a default by Hosposable under section 2 or
section 5 of the Covenant Agreement executed on January , 1997 by and among Hosposable, 3290441 Canada Inc. and Wood Wyant, and intervened to by DerekCo and LynneCo, provided that such default persists for thirty (30) days following written notice thereof to each of the other parties hereto by the party wishing to terminate this Agreement;

                           4.1.4  if the Voting Trustee is in default of its
obligations hereunder and such default persists for thirty (30) days following written notice thereof to each of the other parties hereto by the party wishing to terminate this Agreement; or

                           4.1.5  upon the death of the Voting Trustee.

                  Section 4.2 Upon the termination of this Agreement the Depositary shall cause notice to be given to the holders of Voting Trust Certificates that such holders are entitled to receive the shares or other securities held by the Depositary subject to the terms of this Agreement upon surrender of their Voting Trust Certificates to the Depositary, and upon the surrender of such Voting Trust Certificates, accompanied by properly executed transfers thereof, the Depositary shall deliver a certificate or certificates for the shares of Hosposable equal in number to the shares specified in the Voting Trust Certificates so surrendered or, in lieu thereof, in the event of any change, subdivision, combination or reclassification of the Common Shares or of any merger, consolidation or amalgamation to which Hosposable shall be a party, or of any dissolution of Hosposable or distribution of its assets, shares or other securities or assets issued in exchange for or distributable with respect to the number of shares stated in the Voting Trust Certificates so surrendered, thereafter the Depositary shall cancel all Voting Trust Certificates surrendered to it.


                                    ARTICLE 5

                       RELEASE OF COMMON SHARES DEPOSITED

                  While  this   Voting   Trust   Agreement   is  in  effect  and
notwithstanding any other provision to the contrary herein contained, the following release privilege shall apply to the Deposited Shares from time to time subject to the provisions hereof:

                  Section 5.1 Following the date of the sixth anniversary of the entry into force of this Agreement until the termination of this Agreement, the Shareholders shall each have the right to exchange Voting Trust Certificates representing up to ten percent (10%) of such Shareholder's Deposited Shares pursuant to section 3 and receive certificates representing the applicable number of Common Shares. Each of the Shareholders may obtain the release of an additional ten percent (10%) of such Shareholder's Deposited Shares following the date of each subsequent anniversary of the entry into force of this Agreement. The Shareholder may exercise such right by giving written notice to the Depositary and the Voting Trustee of its intention to exercise such right and, within thirty (30) days of the receipt of such written notice and upon the surrender of the applicable Voting Trust Certificates, accompanied by properly executed transfers thereof, the Depositary shall deliver a certificate or certificates for such number of Common Shares equal to the number of Common Shares specified in the Voting Trust Certificates so surrendered or, in lieu thereof, in the event of any change, subdivision, combination or reclassification of the shares of Hosposable or of any merger, consolidation or amalgamation to which Hosposable shall be a party, or of any dissolution of Hosposable or distribution of its assets, shares or other securities or assets issued in exchange for or distributable with respect to the number of shares stated in the Voting Trust Certificates so surrendered, thereafter the Depositary shall cancel all Voting Trust Certificates surrendered to it. In the event that the Shareholder surrenders a Voting Trust Certificate specifying a number of Deposited Shares which is greater than the number of Common Shares to be released, the Depositary shall deliver a new Voting Trust Certificate specifying the number of Common Shares which are not released. All shares which are released under this section 5 shall no longer be subject to the provisions of this agreement, except the right of first refusal set forth in section 6 hereof.

                  Section 5.2 The right of the Shareholders to withdraw Common Shares from the Voting Trust set forth in section 5.1 hereof shall be cumulative, such that any Deposited Shares which a Shareholder was entitled to to withdraw following an anniversary date of this Agreement which were not so withdrawn may be withdrawn at any time thereafter.

                  Section 5.3 The Released Shares shall be subject to the right of first refusal in favor of the Voting Trustee as set out in section 6 for so long as this Agreement remains in force.


                                    ARTICLE 6

                    RIGHT OF FIRST REFUSAL ON RELEASED SHARES

                  Section 6.1 In the event that LynneCo or DerekCo (hereinafter in this section 6 referred to as the "Offeror") desires to sell all or any of its Released Shares, the Offeror shall give notice of such proposed sale (hereinafter in this section 6.1 referred to as the "Notice") to Wood Wyant and to the Voting Trustee and shall set out in the Notice the number of its Released Shares that it desires to sell (hereinafter in this section 6 referred to as the "Offered Shares").

                  Section 6.2 Upon the Notice being given, Wood Wyant shall have the right to purchase the Offered Shares. Wood Wyant shall be entitled to purchase the Offered Shares at a price ("Offer Price") not greater than (i) the price specified in a bona fide third party cash offer for the Offered Shares ("Third Party Offer") which shall accompany the Notice or (ii) if no such Third Party Offer exists for the Offered Shares, the price, if any, prescribed by applicable securities legislation as being the maximum price for a private or "block" purchase which constitutes an exempt takeover bid within the meaning of applicable securities legislation, as such legislation may be amended from time to time, provided such prescribed price is not less than the average market price over the five preceding trading days.

                  Section 6.3 Within 10 Business Days of having been given the Notice, Wood Wyant may accept to purchase all of the Offered Shares that it is entitled to purchase in accordance with the provisions of section 6.2 by giving notice to the Offeror. If Wood Wyant is willing to purchase all of the Offered Shares, the transaction of purchase and sale shall, subject to the provisions of section 6.4 be completed within 20 Business Days of the expiry of the 10 Business Day period, specified in this section 6.3. The transaction shall be completed by the delivery by the Depositary, upon written instructions from the Offeror, to the Transfer Agent of the certificates representing the Offered Shares, duly endorsed in blank for transfer, and by the delivery by Wood Wyant to the Transfer Agent of certified cheques in payment of the price, and the Transfer Agent shall arrange for the accomplishment of all other necessary formalities to complete the transfer of the Offered Shares.

                  Section 6.4 Prior to the Offeror completing any transaction for the sale in respect of the Offered Shares to Wood Wyant pursuant to section 6.3, the Voting Trustee shall, prior to the expiry of the 20 Business Day period specified in section 6.3, obtain a legal opinion confirming whether or not the proposed transaction of purchase and sale triggers a takeover bid pursuant to applicable securities legislation. In the event the proposed transaction does, in the view of legal counsel retained by the Voting Trustee, constitute a takeover bid within the meaning of applicable securities legislation and such bid is not exempt from the applicable provisions thereof, the Offeror shall be deemed to withdraw its offer to sell the Offered Shares to Wood Wyant, the proposed transaction of purchase and sale shall not be completed and, in the event there is a Third Party Offer, the Offeror shall be entitled to complete the sale of the Offered Shares for the price and in accordance with the terms and conditions of the Third Party Offer or otherwise shall be entitled to sell the Offered Shares through a stock exchange.

                  Section 6.5 If Wood Wyant does not give notice in accordance with the provisions of section 6.3 that it is willing to purchase all of the Offered Shares, the Offeror shall be free to sell the Offered Shares at a price not less than the Offer Price referred to in section 6.2 and the rights of Wood Wyant subject as hereinafter provided, to purchase the Offered Shares shall forthwith cease and determine.


                                    ARTICLE 7

                                   DEPOSITARY

                  Section 7.1 The Depositary hereby assents to, and agrees to act as Depositary in accordance with, the terms and conditions set forth in this Agreement.

                  Section 7.2 The Depositary shall not be liable or responsible for any action taken or suffered in good faith or for anything other than its negligence or default or incur any liability by reason of anything done or permitted to be done at the written request of the Voting Trustee or of the Shareholders, and the Depositary shall be fully protected in all cases where acting upon written directions or authority of the Voting Trustee or of the Shareholders. The Depositary shall be fully protected in acting upon any notice, request, assignment, power of attorney or other writing believed by it to be genuine and to have been signed by the proper party or parties. The Depositary may consult with counsel (who may be counsel for the Corporation) and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

                  Section 7.3 The Voting Trustee will pay to the Depositary,  on behalf of the Shareholders, reasonable remuneration for its services as depositary hereunder and will repay to the Depositary on demand all moneys which shall have been paid by the Depositary for legal expenses or charges or any other expenditure whatsoever which the Depositary may reasonably incur in connection with its services as Depositary under this Agreement. The Shareholders shall forthwith upon demand reimburse the Voting Trustee for any such payments to the Depositary or any other reasonable expenses incurred by the Voting Trustee hereunder, such reimbursement to be made by the Shareholders on a basis pro rata to their shareholdings in the Corporation (as represented by the Voting Trust Certificates).

                  Section 7.4 The Depositary shall not be required to deliver, issue and transfer Voting Trust Certificates or to transfer or deliver shares or other property unless and until all issue, transfer and other taxes and governmental charges and expenses which shall be payable in connection with or by reason of such delivery, issue or transfer, shall have been paid.

                  Section 7.5 The Depositary may at any time resign by giving to the Voting Trustee one (1) month's notice in writing of such resignation. The Voting Trustee may at any time remove the Depositary or any successor. In the event of the resignation or removal or inability to act of the Depositary, the parties hereto may appoint a successor Depositary who shall be vested with all the rights and powers and subject to all the obligations as Depositary hereunder in the same manner and to the same extent as if it had been originally appointed such Depositary and was an original party to this Agreement.

                  Section 7.6 The Depositary shall not be liable or responsible for any action taken or suffered in good faith or for anything other than its willful negligence or default or incur any liability by reason of anything done or permitted to be done at the written request of the Voting Trustee, and the Depositary shall be fully protected in all cases where acting upon written direction or authority of the Voting Trustee. The Depositary shall be fully protected in acting upon any notice, request, assignment, power of attorney or other writing believed by it to be genuine and to have been signed by the proper party or parties. The Depositary may consult with counsel (who may be counsel for Hosposable) and the opinion of such counsel shall be full and complete authorization and protection in respect of any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

                  Section 7.7 In case the Voting Trust Certificates issued hereunder shall become mutilated or be lost, stolen or destroyed, the Depositary may in its uncontrolled discretion issue and deliver in exchange for and upon cancellation of the mutilated certificates or in lieu of a certificate so lost, stolen or destroyed a new Voting Trust Certificate representing the same number of shares or other securities, upon the production of evidence of loss, theft or destruction satisfactory to the Depositary and upon receipt of indemnity satisfactory to the Depositary.

                  Section 7.8 The Shareholders jointly, and not jointly and severally, agree to indemnify and hold the Voting Trustee harmless against any liability or responsibility by reason of any error of law or mistake of any kind by the Voting Trustee or in respect of or arising out of any matter or thing whatsoever done or omitted to be done by the Voting Trustee under or in relation to this Agreement and the voting trust hereby created except for their own individual willful neglect or default. The Voting Trustee may, in relation to this Agreement, act on the opinion or advice of a lawyer, accountant, broker or other expert, and shall not be responsible for and the Shareholders jointly agree to indemnify and hold the Voting Trustee harmless against any loss occasioned by so acting, and shall incur no liability or responsibility for deciding in good faith not to act upon any such opinion or advice.


                                    ARTICLE 8

                                      TAXES

                  If at any time any tax is payable by the Depositary or the Voting Trustee in respect of or in any way relating to the shares or other securities held by the Depositary hereunder, or in respect of any dividends, distributions or other rights or interest upon or in such shares or other securities, such tax may be paid out of any funds in their hands or out of any such dividends or distributions, and until so paid to the Depositary or the Voting Trustee, shall be a first charge upon the shares or other securities, dividends, distributions or interest held by the Depositary and to which any such tax may be applicable.


                                    ARTICLE 9

                          DEALING WITH DEPOSITED SHARES

                  Section 9.1  No Transfer of Deposited Shares

                  Except as may be expressly  provided for in sections 3.7, 6.3,
9.2 and 9.3 or in any agreement which may be hereafter entered into among all the Shareholders, the Shareholders shall not, during the term of this Agreement, sell, gift over, transfer, assign, pledge, charge, hypothecate, mortgage, grant a security interest in or in any other way dispose of or encumber their Deposited Shares, their Voting Trust Certificates or their rights under this Agreement without first complying with all of the provisions of this Agreement
unless,   prior  to  making  any such disposition or encumbrance, all of the

Shareholders have consented thereto in writing.

                  Section 9.2  Takeover Bid

                           9.2.1  Each of the Shareholders irrevocably agrees
that if a Takeover Bid is made during the term of this Agreement:

                                   9.2.1.1  the decision to tender or not tender
Deposited Shares will be made exclusively by the Voting Trustee in his entire discretion, save and except that any tender of Deposited Shares in acceptance of the Takeover Bid must comply with the provisions of section 3.7.3 hereof;

                                   9.2.1.2  such Shareholder shall not tender or
instruct the Depositary to tender any Deposited Shares in acceptance of the Takeover Bid;

                                    9.2.1.3  such Shareholder hereby irrevocably
authorizes and appoints the Voting Trustee, acting in its capacity as the mandatary of such Shareholder, to execute and deliver on behalf of such Shareholder all certificates, documents and instruments and to do such things and take all such actions as such Voting Trustee may deem necessary or advisable to notify the Depositary, the Transfer Agent, the Secretary of Hosposable, the Bidder of the Takeover Bid, the other shareholders of Hosposable and all other interested parties that such Shareholder does not intend to and will not tender or instruct the Depositary to tender any Deposited Shares in acceptance of the Takeover Bid and further authorizes the Voting Trustee to instruct the Depositary on behalf of such Shareholder not to tender any Deposited Shares in acceptance of the Takeover Bid; and

                                    9.2.1.4  such Shareholder shall execute and
deliver all documents and instruments as may be reasonably required by the Voting Trustee to attest or confirm the number of Deposited Shares beneficially owned by such Shareholder as of the Offer Date and to attest, ratify and confirm the authority of the Voting Trustee to sign the certificates, documents and instruments and to take the actions referred to in section 9.2.1.3 on behalf of such Shareholder.

                           9.2.2  The Depositary accepts and agrees that if a
Takeover Bid is made during the term of this Agreement, the Depositary shall not tender any Deposited Shares in acceptance of the Takeover Bid, except if so instructed by a certificate signed by the Voting Trustee.

                  Section  9.3  Permitted Transfer of Deposited Shares

                           9.3.1  Notwithstanding any other provision of this
Agreement, but subject to the provisions of section 6.4 which shall apply hereto mutatis mutandis, each Shareholder shall be entitled after giving notice to the other Shareholders to sell, gift over, transfer or assign any of the Deposited

Shares beneficially owned by it to:

                                    9.3.1.1  a corporation provided that such
Shareholder controls such corporation and the only shareholders of which are such Shareholder and:

                              (i)   Members of Shareholder's "Immediate Family";

                             (ii) trusts the sole beneficiaries of which are the Shareholders or Members of Shareholder's "Immediate
         Family"; or

                            (iii) corporations the sole shareholders of which are persons comprised within subparagraphs 9.3.1.1 (i) and
         (ii) above,

(such transferee being hereinafter referred to as a "Permitted Transferee") provided that the Permitted Transferee has delivered an undertaking to become a party hereto to the same extent as if the Permitted Transferee had been an original party to this Agreement, substantially in the form of the undertaking attached as Schedule C to this Agreement.

                           9.3.2  Notwithstanding the completion of any sale
of the Deposited Shares pursuant to section 9.3.1 by a Shareholder to a Permitted Transferee referred to in section 9.3.1.1, that Shareholder shall:

                                    9.3.2.1  not sell, gift over, transfer,
assign, pledge, charge, hypothecate, mortgage, grant a security interest in or in any other way dispose of or encumber its shares of the Permitted Transferee other than to another Permitted Transferee; and

                                   9.3.2.2  if at the time of such transfer to a
Permitted Transferee such Shareholder held shares of the Permitted Transferee, continue to be bound by all the obligations hereunder as if it continued to be a Shareholder of the Corporation and perform such obligations to the extent that the Permitted Transferee fails to do so.


                                   ARTICLE 10

                                     NOTICES

                  Any notice required or permitted to be given hereunder to a party shall be in writing and shall be effectively given if delivered or (except during a mail disruption) sent by prepaid registered mail or by telecopier to the following addresses:

                  Section 10.1 In the case of Wood Wyant:

                           G.H. WOOD + WYANT INC.
                           1475 32nd Avenue
                           Lachine, Quebec
                           H8T 3J1

                           Attention:   James A. Wyant
                           Telecopier:  (514) 636-1148

                  With a copy to:

                           McCARTHY TETRAULT
                           1170 Peel Street
                           Montreal, Quebec
                           H3B 4S8

                           Attention:   Thomas R.M. Davis
                           Telecopier:  (514) 397-4170

                  Section 10.2 In the case of the Voting Trustee:

                           JAMES A. WYANT
                           c/o G.H. WOOD + WYANT INC.
                           1475 32nd Avenue
                           Lachine, Quebec
                           H8T 3J1

                           Attention:   James A. Wyant
                           Telecopier:  (514) 636-1148

                  With a copy to:

                           McCARTHY TETRAULT
                           1170 Peel Street
                           Montreal, Quebec
                           H3B 4S8

                           Attention:   Thomas R.M. Davis
                           Telecopier:  (514) 397-4170

                  Section 10.3 In the case of 3287858:

                           3287858 CANADA INC.
                           407 Morningside Crescent
                           Dollard-des-Ormeaux, Quebec
                           H9G 1J9

                           Attention:   Lynne Emond
                           Telecopier:

                  With copy to:

                           Mr. Michael Garonce
                           MENDELSOHN ROSENTZVEIG SHACTER
                           1000 Sherbrooke Street West
                           27th Floor
                           Montreal, Quebec
                           H3A 3G4

                  Section 10.4 In the case of 1186020:

                           1186020 ONTARIO LIMITED
                           202 Hinton Avenue
                           Thunder Bay North, Ontario
                           P7A 7E4

                           Attention:   John Derek Wyant, M.D.
                           Telecopier:  (807) 344-7859

                  Section 10.5 In the case of the Depositary:

                           McCARTHY TETRAULT
                           1170 Peel
                           Montreal, Quebec
                           H3B 4S8

                           Attention:   Thomas R.M. Davis
                           Telecopier:  (514) 397-4170

or to such other address with respect to any of the parties hereto as such party shall notify the other parties hereto in writing. Notices sent as provided above shall be deemed to have been received if delivered, on the date of such delivery, provided such day is not a Saturday, a Sunday or a statutory holiday in the jurisdiction of the recipient or, if mailed, within five business days after being deposited in the mail or, if sent by telecopier, on the day following their transmission.


                                   ARTICLE 11

                                     GENERAL

                  Section 11.1 If any term, covenant or condition of this Agreement or the application thereof to any person or circumstance shall, to any extent be held to be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant or condition to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant and condition of this Agreement shall be valid and enforced to the fullest extent permitted by law.

                  Section 11.2 The Voting Trustee may appoint in writing a proxy or attorney to sign documents and otherwise act for him in his capacity as Voting Trustee.

                  Section 11.3 The Depositary by its execution hereof hereby assents to the terms and conditions in this Agreement set forth, and agrees to act as Depositary herein, under and pursuant to said terms and conditions and to hold the deposited shares or other securities received by it, subject to all the terms and conditions hereof.

                  Section 11.4 The Voting  Trustee will pay to the Depositary on behalf of the Shareholders reasonable remuneration for its services as depositary hereunder and will repay to the Depositary on demand all moneys which shall have been paid by the Depositary for legal expenses or charges or any other expenditure whatsoever which the Depositary may reasonably incur in connection with its services as Depositary under this Agreement. The Shareholders shall forthwith upon demand reimburse the Voting Trustee for any such payments to the Depositary or any other reasonable expenses incurred by the Voting Trustee hereunder, such reimbursement to be made by Shareholders on basis pro rata to their shareholdings (as represented by the Voting Trust Certificates) on last day of February in each year during the term hereof.

                  Section 11.5 This Agreement may be executed in several counterparts each of which when executed by any of the parties shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

                  Section 11.6 This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec.

                  Section 11.7 The parties hereby state their express wish that this Agreement be drafted in the English language; les parties ont par les presentes exprime leur volonte expresse que cette convention soit redigee en anglais.

                  Section 11.8 Wherever the singular or the masculine is used in this Agreement, it shall be construed as if the plural or feminine or the neuter and vice versa, as the case may be, had been used, where the context so requires, and the rest of the sentence or sentences in question shall be construed as if grammatical and terminological changes thereby rendered necessary have been made, and words such as "hereunder," "hereto," "hereof" and "herein" shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section hereof.

                  Section 11.9 This Agreement shall inure to the benefit of and shall be binding upon the respective heirs, successors, legatees and assigns of each of the parties hereto. For greater certainty, the heirs, successors and legatees of anyd individual who is a party hereto shall be respectively entitled to exercise any and all of the rights exercisable by such party hereunder, save for the rights of a Voting Trustee, in his capacity as such, which are personal to each Voting Trustee.

                  Section 11.10 The parties hereto agree that this Agreement contains the entire agreement between the parties with respect to the within subject matter, and supersedes any prior understanding and/or written or oral agreements between them with respect thereto. There are no representations, agreements, arrangements or undertakings, oral or written, between the parties hereto relating to the subject matter of this Agreement which are not fully expressed herein; it is further agreed that the preamble of this Agreement and the Schedule hereto and the definitions therein set out form an integral part hereof.

                  IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the date above mentioned.

                                        G.H. WOOD + WYANT INC.


                                        per:_____________________
                                             James A. Wyant


                                        3287858 CANADA INC.


                                        per:_____________________
                                             Lynne Emond


                                        1186020 ONTARIO LIMITED


                                        per:______________________
                                             John Derek Wyant, M.D.


                                        ---------------------------
                                           James A. Wyant


                                        McCARTHY TETRAULT


                                        per:______________________
                                              Thomas R.M. Davis

                                  SCHEDULE "A"


Shareholder                                  Number of Common Shares
-----------                                  -----------------------

G.H. Wood + Wyant Inc.                              315,690
3287858 Canada Inc.                                 238,000
1186020 Ontario Limited                             238,000

                                  SCHEDULE "B"


                    TO THE VOTING TRUST AGREEMENT RESPECTING
                       HOSPOSABLE PRODUCTS, INC. MADE THE
                              3RD OF JANUARY, 1997


No.:____________                                           _______Common Shares



                            VOTING TRUST CERTIFICATE

                         in respect of Common Shares of
                            Hosposable Products, Inc.


                  THIS IS TO CERTIFY THAT, upon the termination of the Voting Trust Agreement hereinafter mentioned, and on surrender of this Certificate properly endorsed for transfer to the undersigned Depositary, ________________ or registered assigns, will be entitled upon, under and subject to the terms and conditions of the Voting Trust Agreement made January 3, 1997 between G.H. Wood + Wyant Inc. and 3287858 Canada Inc. and 1186020 Ontario Limited and James A. Wyant, in his capacity as Voting Trustee under the said Voting Trust Agreement, and McCarthy Tetrault, in its capacity as Depositary, to receive in respect of Common Shares of Hosposable Products, Inc. (hereinafter called "Hosposable") deposited with the undersigned Depositary under the said Voting Trust Agreement, a Certificate or Certificates for ___________ Common Shares of Hosposable, or in lieu thereof, in the event of any change, subdivision, combination or reclassification of the shares of Hosposable or of any merger, consolidation or amalgamation to which Hosposable shall be a party, or of any dissolution of Hosposable or distribution of its assets, shares or assets issued in exchange for or distributable with respect to such shares of Hosposable; and in the meantime, subject to the provisions of the said Voting Trust Agreement in respect of fractions of shares, to receive payment equal to the dividends, if any, collected by the Voting Trustee upon a like number of shares of Hosposable held by the Depositary under said Voting Trust Agreement; such dividends if received by the Depositary in shares of Hosposable (or of any corporation resulting from any merger, consolidation or amalgamation to which Hosposable shall become a party) carrying voting rights, to be payable, however, in Voting Trust Certificates.

                  No voting right passes by or under this Certificate or by or under any agreement expressed or implied, and, until the actual transfer of share certificates to the registered holder hereof, the Voting Trustee under the said Voting Trust Agreement shall, in respect thereof, exclusively possess and




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be entitled to exercise, in his discretion,  all the rights appertaining to such shares of voting and of taking part in and consenting to any corporate or shareholders' action.

                  This Certificate is issued pursuant and subject to the provisions of the said Voting Trust Agreement which, inter alia, establishes the rights of the holders of the Voting Trust Certificates and the rights, powers and discretion of the Voting Trustee and of the Depositary, for particulars of all of which reference is made to said Voting Trust Agreement, an original counterpart whereof is on file at the principal offices of the Depositary in the City of Montreal and at the registered office of Hosposable in the City of _.

                  The holder of this Certificate by acceptance hereof assents to all the terms and provisions of said Voting Trust Agreement and becomes a party thereof and agrees to be bound thereby.

                  THIS CERTIFICATE MAY NOT BE TRANSFERRED

                  This Certificate shall not be valid until countersigned by the Depositary as registrar and transfer agent of this Voting Trust Certificate.

                  WITNESS the seal of the Depositary and the execution hereof by its duly authorized officer.




                                         By:_______________________________


COUNTERSIGNED AND REGISTERED

Registrar and Transfer Agent for the
purposes of this Voting Trust Certificate




By:__________________________________




                                       -3-

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                                FORM OF TRANSFER

                        (to be set out on the back of the
                           Voting Trust Certificates)


                  FOR VALUE RECEIVED  __________________________________  hereby sells, assigns and transfers unto _ the within Voting Trust Certificate and all right, title and interest represented thereby and hereby irrevocably constitutes and appoints ______________________________________________ attorney to transfer said Certificate, right, title and interest on the books of the within-named Depositary with full power of substitution of the premises.


DATED:_________________

in the presence of:___________________________

The signature of the foregoing transfer must correspond with the name as written upon the face of the Certificate in every particular without alteration or enlargement or any change whatever.





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                                  SCHEDULE "C"



                                  [Undertaking]





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